As filed with the Securities and Exchange Commission on September 9, 2005
Registration No.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

RITZ INTERACTIVE, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	5961	33-0842124
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
2010 Main Street, Suite 400
Irvine, California 92614
(949) 442-0202
(Address, Including Zip Code, and Telephone Number, Including Area Code, of
Registrant’s Principal Executive Offices)

Fred H. Lerner
Chief Executive Officer
Ritz Interactive, Inc.
2010 Main Street, Suite 400
Irvine, California 92614
(949) 442-0202
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
of Agent for Service)

Copies to:

J. Jay Herron Thomas J. Leary Andor D. Terner O’Melveny & Myers LLP 610 Newport Center Drive, 17th Floor Newport Beach, California 92660 (949) 760-9600	Ellen S. Bancroft Scott R. Santagata J.R. Kang Dorsey & Whitney LLP 38 Technology Drive Irvine, California 92618 (949) 932-3600
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐
CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate Offering	Amount of
Securities to be Registered	Price(1)	Registration Fee

Common Stock, par value $.001 per share	$34,500,000	$4,061

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. The proposed maximum aggregate offering price includes amounts attributable to shares that the underwriters have the option to purchase.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2005

Ritz Interactive, Inc. Shares of Common Stock

This is our initial public offering and no public market currently exists for our shares. We expect that the initial public offering price will be between $          and $           per share.

THE OFFERING	PER SHARE	TOTAL

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Ritz Interactive	$	$
We and the selling stockholders have granted the underwriters the right to purchase up to                     additional shares of our common stock (                    from us and                     from the selling stockholders) within 30 days after the date of this prospectus to cover any over-allotments. The underwriters expect to deliver shares of common stock to purchasers on                     ,                     .
Proposed Nasdaq National Market Symbol: RTZI
OpenIPO®: The method of distribution being used by the underwriters in this offering differs somewhat from that traditionally employed in firm commitment underwritten public offerings. In particular, the public offering price and allocation of shares will be determined primarily by an auction process conducted by the underwriters and other securities dealers participating in this offering. The minimum size for any bid in the auction is 100 shares. A more detailed description of this process, known as an OpenIPO, is included in “Plan of Distribution” beginning on page 86.

This offering involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment.
See “Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Roth Capital Partners
The date of this prospectus is                     , 2005.

Page

Prospectus Summary	1
Risk Factors	8
Special Note Regarding Forward-Looking Statements	25
Use of Proceeds	26
Dividend Policy	26
Capitalization	27
Dilution	28
Selected Financial Data	29
Management’s Discussion and Analysis of Financial Condition and Results of Operations	33
Business	52
Management	65
Related Party Transactions	76
Principal and Selling Stockholders	79
Description of Capital Stock	81
Shares Eligible for Future Sale	84
Plan of Distribution	86
Legal Matters	96
Experts	96
Where You Can Find Additional Information	97
Index to Financial Statements	F-1
EXHIBIT 10.1
EXHIBIT 10.2
EXHIBIT 10.5
EXHIBIT 10.6
EXHIBIT 10.7
EXHIBIT 10.78
EXHIBIT 10.9
EXHIBIT 10.10
EXHIBIT 10.11
EXHIBIT 10.12
EXHIBIT 10.13
EXHIBIT 10.14
EXHIBIT 10.15
EXHIBIT 10.16
EXHIBIT 10.17
EXHIBIT 10.18
EXHIBIT 10.19
EXHIBIT 16.1
EXHIBIT 23.1

          You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

i

PROSPECTUS SUMMARY
          The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should use this summary together with the more detailed information, including our financial statements and the related notes, elsewhere in this prospectus. Except where the context requires otherwise, in this prospectus, “Ritz Interactive,” “we,” “us,” and “our” refer to Ritz Interactive, Inc.
Ritz Interactive, Inc.
Our Business
          We are an award winning, specialty online retailer and e-commerce provider that operates a network of websites offering high quality, branded lifestyle products. Since our inception in 1999, we have become a leader in providing a broad array of digital cameras and photographic products, as well as marine, boating and fishing products at competitive prices for online shoppers. Each of our flagship websites, RitzCamera.com, WolfCamera.com and BoatersWorld.com, benefits from an established brand. Our network also includes other lifestyle websites in different stages of development. Each website is individually branded and marketed while utilizing an outsourced distribution model and sharing a common technology infrastructure, enabling us to provide deep product selection, rapid order fulfillment and responsive 24-hour customer service. Through our websites, consumers currently can purchase approximately 4,800 stock keeping units, or SKUs, of digital cameras and other photography products and approximately 30,200 SKUs of marine, boating and fishing products. During 2004, we shipped more than 264,000 orders with an average order value of over $425 for digital cameras and other photography products, and over $153 for marine, boating and fishing products. In 2004, we were awarded Web Marketing Association’s “Standard of Excellence” and Internet Retailer’s “Best of the Web — Top 50 Retail Sites” for certain of our websites.
          Our technology platform provides us the flexibility to add new websites, incorporate new product categories to existing websites and rapidly respond to product and price changes without significant capital investment. We have a perpetual contract and maintain a strategic relationship with Ritz Camera Centers, which owns and operates the Ritz Camera, Wolf Camera and Boater’s World retail stores and provides substantially all of our fulfillment and distribution functions. This strategic relationship allows us to provide highly responsive order fulfillment times while minimizing our capital requirements and inventory risks, such as obsolescence, carrying costs and related overhead. In addition, our relationship with Ritz Camera Centers provides advertising and marketing benefits, which supplement our own online marketing efforts. We believe that our ability to leverage the national advertising and branding efforts of Ritz Camera Centers, together with our online marketing efforts and the prominent display of our toll-free number on our websites, has resulted in a highly efficient advertising and marketing model.
          Our business has grown considerably since its launch in 1999. For the year ended December 31, 2004, we reported net revenues of $20.8 million, an increase of 22.7% from the prior year, and merchandise sales of $85.8 million, an increase of 20.8% from the prior year. For the six months ended June 30, 2005, we reported net revenues of $10.8 million, an increase of 12.4% from the six months ended June 30, 2004, and merchandise sales of $41.6 million, an increase of 6.1% from the six months ended June 30, 2004.
Market Opportunity
          The use of the Internet and online commerce continue to grow worldwide. According to the U.S. Census Bureau, online retail sales grew 25% in 2003, 24% in 2004 and 25% for the first six months of 2005 as compared to the first six months of 2004. The market for digital cameras has been expanding faster than the overall $113.5 billion dollar consumer electronics market due to the introduction of new products and technologies, as well as the growth of multimedia content, including photos and video in digital formats. According to the Photo Marketing Association International (“PMA”), the $4.8 billion digital camera market grew 40% in 2004, based on unit sales, reaching 18.2 million units and representing 73% of total 2004 camera sales, excluding camcorders. The opportunity for growth in digital cameras is complemented by the large and established consumer market for marine, boating and fishing products. According to the National Marine Manufacturers Association, boat aftermarket accessory sales increased an estimated 14% to $2.4 billion in 2004 and have doubled from $1.2 billion in 1997. Also, according to a U.S. Fish and Wildlife Service National survey, a total of 34.1 million U.S. residents, age 16 years or older, participated in a variety of fishing opportunities in 2001 throughout the U.S. and spent a total of $35.6 billion in 2001 on fishing-related expenses, including $4.6 billion on fishing equipment.
Our Solution
          We believe that our outsourced fulfillment and distribution model, combined with our scalable technology platform effectively addresses the challenges faced by online retailers while providing our customers with numerous benefits, including:

•	Trusted Retail Branded Websites. Our strategic relationship with Ritz Camera Centers, which owns and operates the Ritz Camera, Wolf Camera and Boater’s World retail stores, enables us to leverage well-known and trusted brands with our online consumers in the photography and marine, boating and fishing product categories.

•	Efficient Order Fulfillment. Our outsourced fulfillment and distribution model allows us to provide highly responsive order fulfillment times while minimizing our capital requirements and inventory risks.

•	Compelling Value Proposition. We offer our customers competitive prices on high quality, brand name products and free shipping on qualified purchases. Our customers, with limited exceptions, do not pay sales tax on their purchases from us. We also provide rapid and accurate order fulfillment and 24-hour customer support by email, live online chat and a prominently displayed toll-free phone number.

•	Scalable Technology Infrastructure. Our scalable technology platform enables us to merchandise a broad selection of products, respond rapidly to new product releases and pricing changes, and expand our business in a cost-effective manner.

•	Responsive Customer Service. In addition to our easy-to-use websites, our knowledgeable customer service staff is available 24 hours a day, 365 days a year to assist our customers with product information and ordering, creating a customer experience that instills trust and facilitates informed purchasing decisions.

•	Broad and Deep Product Selection. We currently offer approximately 35,700 SKUs in a range of categories, including digital cameras and other photography products, as well as marine, boating and fishing products. Major brands offered on our network of websites include Nikon, Canon and Sony in digital cameras and other photography products, and Garmin, B&M, Raymarine and Penn Tackle in marine, boating and fishing products.

Our Strategy
          Our objective is to become the leading online retailer and e-commerce provider of branded, high quality lifestyle products across multiple categories. Key elements of our growth strategy include:

•	Expand Our Strategic Alliances. We plan to selectively expand beyond our current photographic and marine, boating and fishing product lines by developing new strategic alliances, similar to our relationship with Ritz Camera Centers, that are consistent with our outsourced distribution model and which leverage the brand recognition and fulfillment capabilities of established retailers.

•	Acquire or Build Complementary Business Opportunities. We continuously evaluate opportunities to develop or acquire new businesses in attractive product categories within our core vertical markets and in new lifestyle product categories.

•	Expand and Optimize Marketing Efforts. We continue to seek new opportunities to expand our customer base, increase product sales and further build brand awareness, while monitoring and evaluating the return on our advertising dollars.

•	Focus on the Customer Experience. We continue to refine the customer service we provide in every step of the purchasing process, from our websites’ ease-of-use and functionality to our rapid order fulfillment and superior customer support.
Corporate Information
          We were formed as a Delaware corporation in February 1999 under the name Phobo.com, Inc. In July 2001, we changed our name to Ritz Interactive, Inc. Our executive offices are located at 2010 Main Street, Suite 400, Irvine, California 92614, and our telephone number is (949) 442-0202. Our corporate website is located at www.ritzinteractive.com. Information contained on our corporate website does not constitute part of this prospectus.

THE OFFERING

Common stock offered by Ritz Interactive	shares

Common stock to be outstanding after the offering	shares

Use of proceeds	We intend to use the net proceeds from this offering for the repayment of a $10.0 million promissory note and for general corporate purposes, including working capital. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses or products. We have no commitments with respect to any such acquisition or investment. See “Use of Proceeds.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of the factors you should consider before investing in shares of our common stock.

Proposed Nasdaq National Market symbol	RTZI
          The number of shares of our common stock outstanding after this offering is based on 27,466,178 shares of our common stock outstanding as of July 31, 2005 and does not include, as of such date, 3,535,000 shares of our common stock issuable upon the exercise of options outstanding at a weighted average exercise price of $0.91 per share and 777,500 shares of our common stock reserved for future grant or issuance under our stock option plan. Our 2005 Performance Incentive Plan will become effective upon the effectiveness of the registration statement, of which this prospectus forms a part, and                      shares of our common stock will be reserved for issuance under such plan.
          Except as otherwise indicated, all information in this prospectus:

•	reflects a for reverse stock split of our common stock to be effected in October 2005;

•	reflects the adoption of our amended and restated certificate of incorporation and amended and restated bylaws, which will be effective in October 2005;

•	assumes that the underwriters will not exercise their over-allotment option to purchase additional shares of our common stock in this offering;

•	assumes that no other person will exercise any other outstanding option; and

•	assumes that the initial public offering price will be $ per share, which is the midpoint of the range set forth on the cover of this prospectus.
          This offering will be made through the OpenIPO process, in which the allocation of shares and the public offering price are primarily based on an auction in which prospective purchasers are required to bid for the shares. This process is described under “Plan of Distribution.”
          This prospectus refers to trademarks, service marks and trade names of other companies and organizations, and these trademarks, service marks and trade names are the property of their respective owners. OpenIPO is a registered service mark of W.R. Hambrecht + Co., LLC (“WR Hambrecht + Co”).

SUMMARY FINANCIAL DATA
          The following tables summarize our financial data for the periods presented. For a more detailed explanation of our financial condition and operating results, you should read “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 2002, 2003 and 2004 are derived from our audited financial statements included elsewhere in this prospectus. Our statement of operations data for the six months ended June 30, 2004 and 2005 and our balance sheet data as of June 30, 2005 are derived from our unaudited financial statements included elsewhere in this prospectus.

				Six months ended
	Year ended December 31,			June 30,

	2002	2003	2004	2004	2005

				(unaudited)
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues:
Net revenues from product sales	$172	$237	$481	$136	$422
Net service fee revenues	14,718	16,750	20,366	9,434	10,330

Net revenues	14,890	16,987	20,847	9,570	10,752
Operating expenses:
Cost of goods sold from product sales	21	123	193	73	151
Marketing, merchandising and selling	8,550	9,942	11,365	5,191	6,078
General and administrative	3,449	3,519	3,555	1,792	2,271
Customer support and fulfillment	2,390	2,459	2,639	1,206	1,304
Stock-based compensation	17	251	246	94	493

Total operating expenses	14,427	16,294	17,998	8,356	10,297

Income from operations	463	693	2,849	1,214	455
Net income	$262	$571	$2,795	$1,174	$450

Earnings per share:
Basic	$0.01	$0.02	$0.10	$0.04	$0.02

Diluted	$0.01	$0.02	$0.10	$0.04	$0.02

Weighted average common shares outstanding:
Basic	27,377,106	27,380,928	27,399,577	27,384,857	27,462,103

Diluted	27,506,289	27,509,135	27,875,011	27,648,403	28,301,488

Non-GAAP Operating Data(1):
Merchandise sales	$60,262	$71,048	$85,809	$39,194	$41,575
Gross profit on merchandise sales	$14,869	$16,864	$20,654	$9,497	$10,601
Gross margin on merchandise sales	24.7%	23.7%	24.1%	24.2%	25.5%

(1)	See “ — Non-GAAP Operating Data.”

	June 30, 2005

	Actual	As Adjusted(1)

	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$7,088	$
Working capital	(3,401)
Long-term note payable	10,004		—
Stockholders’ equity (deficit)	(13,034)

(1)	As adjusted to give effect to (a) the sale of shares of our common stock at an assumed initial public offering price of $ per share, after deducting estimated underwriting discounts and commissions and our estimated offering expenses and (b) the repayment upon completion of this offering of a $10.0 million promissory note, which we issued in May 2005 to repurchase all of the outstanding shares of our Series A convertible redeemable preferred stock (the “Series A Stock”).
Non-GAAP Operating Data
      Regulation G, “Conditions for Use of Non-GAAP Financial Measures,” and other provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), define and prescribe the conditions for use of certain non-GAAP financial information. GAAP refers to generally accepted accounting principles in the United States of America. In accordance with Emerging Issues Task Force (“EITF”) Issue No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent (“EITF 99-19”), we are not, for GAAP purposes, considered to be the primary obligor with respect to the sale of products purchased by us from Ritz Camera Centers. As a result, these sales are recorded net of the related cost of goods sold as if we were generating a commission on each sale. We have included the non-GAAP financial measure merchandise sales in the above table to show our revenues as if they were all reported on a gross basis under EITF 99-19. Merchandise sales represents the gross amount at which we sell our products and services to our customers, and includes freight revenue, but is net of sales taxes paid by us on behalf of our customers, discounts and an allowance for returns. We use merchandise sales as a metric for operating and measuring the performance of our business. Nearly all of our variable expenses such as the direct cost of products purchased, advertising and marketing costs, shipping charges from third-party common carriers, revenue sharing agreements, credit card and bank processing fees, licensing fees, sales commissions, auction fees, certain insurance premiums, chargebacks and bad debt are directly related to the level of merchandise sales. We also believe that providing merchandise sales will be useful to investors seeking to compare our operating results with those of competing retailers that report their sales on a gross basis.
      We have also included the non-GAAP financial measure gross profit on merchandise sales in the above table to show our gross profit as if our revenues and cost of goods sold were reported on a gross basis under EITF 99-19. Gross profit on merchandise sales was derived by deducting from merchandise sales the cost of goods sold from product sales, as well as the cost of goods sold related to inventory sourced from Ritz Camera Centers. We use gross profit on merchandise sales as a measure of the profitability of our business and for comparison against other retailers who report sales on a gross basis. We also believe that providing gross profit on merchandise sales will be useful to investors seeking to compare our operating results with those of competing retailers that report their sales on a gross basis. Gross margin on merchandise sales is calculated by dividing our gross profit on merchandise sales for the applicable period by our merchandise sales for the same period.

          Merchandise sales and gross profit on merchandise sales are used in addition to, and in conjunction with, results presented in accordance with GAAP. These non-GAAP financial measures should not be relied upon to the exclusion of our GAAP financial measures. For additional information regarding our use of non-GAAP financial measures see “Selected Financial Data — Non-GAAP Operating Data.”
          The following table reconciles merchandise sales to our net revenues, which is the most directly comparable GAAP financial measure:

				Six months
	Year ended December 31,			ended June 30,

	2002	2003	2004	2004	2005

	(in thousands)
Reconciliation of Merchandise Sales:
Net revenues	$14,890	$16,987	$20,847	$9,570	$10,752
Cost of goods sold related to inventory sourced from Ritz Camera Centers	45,372	54,061	64,962	29,624	30,823

Merchandise sales	$60,262	$71,048	$85,809	$39,194	$41,575

          The following table reconciles gross profit on merchandise sales to our net revenues, which is the most directly comparable GAAP financial measure:

				Six months
	Year ended December 31,			ended June 30,

	2002	2003	2004	2004	2005

	(in thousands)
Reconciliation of Gross Profit on Merchandise Sales:
Net revenues	$14,890	$16,987	$20,847	$9,570	$10,752
Cost of goods sold from product sales	21	123	193	73	151

Gross profit on merchandise sales	$14,869	$16,864	$20,654	$9,497	$10,601

RISK FACTORS
          Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. If any of the following risks actually materialize, our business, financial condition and results of operations would suffer. In this case, the trading price of our common stock would likely decline and you might lose all or part of your investment in our common stock. The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business.
Risks Relating to Our Business
We may not be able to sustain or expand our revenues and profitability, which may cause our stock price to decline.
          Our revenue has grown substantially since our inception in 1999. Our future success will depend upon our ability to continue to increase our revenues while maintaining profitability. In order to grow our revenues, we must:

•	successfully identify, acquire and integrate businesses in our existing or complementary lifestyle product categories;

•	successfully identify and secure strategic relationships in complementary lifestyle product categories;

•	expand our customer base and product offerings within our existing lifestyle product categories;

•	successfully manage price competition with other online retailers;

•	increase our marketing efforts to promote our network of websites;

•	obtain on a timely basis an adequate supply of the most desirable products in our product categories;

•	retain existing personnel and hire additional personnel; and

•	proactively anticipate and respond to changes in government regulation related to the use of the Internet for commerce.
          In order to maintain profitability as we expand our business, we will need to generate sales exceeding historical levels, maintain adequate margins on our products and/or reduce relative operating expenditures. We may not be able to generate the required sales from our current or new product categories or reduce operating expenses sufficiently to sustain or increase operating profitability. In addition, as competition among online retailers increases, our profit margins on our products may be reduced. If we have a shortfall in sales without a corresponding reduction to our expenses, or if our profit margin otherwise declines, our operating results will suffer. It is possible that results of operations may be below the expectations of public market analysts and investors, which could cause the trading price of our common stock to fall.
We depend on our relationship with Ritz Camera Centers for many critical aspects of our business. If we fail to maintain this relationship, our business will suffer.
          Ritz Camera Centers, which owns and operates the Ritz Camera, Wolf Camera and Boater’s World retail stores, is our largest supplier. Our purchases of photographic and boating, marine and fishing products from Ritz Camera Centers have historically represented substantially all of our product purchases. As such, we are dependent on Ritz Camera Centers to make these products available to us in sufficient quantities, on a timely basis and at commercially reasonable prices. In addition, we are not involved in the purchasing and inventory decisions of Ritz Camera Centers and accordingly the breadth and depth of our product offerings is substantially dependent on the products made available to us under our agreement with Ritz Camera Centers. Ritz Camera Centers is subject to product allocation risks from their suppliers, especially with new products that are in high demand. As such, we may be subject to product allocation risks from our relationship with Ritz Camera Centers as they must allocate to their retail stores, as well as to us, any products within the photography or boating, marine and fishing product categories that are in high demand, such as popular new product introductions. If we are not able to obtain a sufficient supply from Ritz Camera Centers of the photography or boating, marine and fishing products requested by our customers, then we will lose sales and our business, financial condition and results of operations will be materially and adversely impacted.
          We depend on Ritz Camera Centers for substantially all of our fulfillment and distribution functions with respect to the products we purchase from Ritz Camera Centers. We lease space in three Ritz Camera Centers’ distribution and warehouse facilities in Suwanee, Georgia; Topeka, Kansas; and Denton, Maryland. Our operations at those facilities are limited and pursuant to our agreement with Ritz Camera Centers, we pay a fee to Ritz Camera Centers for carrying out the majority of our fulfillment and distribution functions. Our ability to timely fill customer orders with minimal inventory carrying costs is highly dependent on the fulfillment and distribution services performed for us by Ritz Camera Centers at its distribution and warehouse facilities. In the future, we may be unable to fulfill our customers’ orders at these facilities in a timely manner if we are unable to maintain our relationship with Ritz Camera Centers or if Ritz Camera Centers suffers a significant disruption at its facilities as a result of a natural disaster, a disruption in the transportation infrastructure, an employee strike or other labor stoppage or other similar event or occurrence. In the event that we are temporarily unable to fulfill our customers’ orders through one or more of these facilities, our sales will decline and our reputation could be harmed resulting in the potential loss of repeat orders from the affected customers. In addition, if operations at one or more of these facilities become permanently disrupted due to any of the above or other factors, we may not be able to secure a replacement fulfillment and distribution facility on terms acceptable to us or at all. If we are not able to maintain our relationship with Ritz Camera Centers, our selection of merchandise will significantly decrease, our sales and profitability will decline, and our business, financial condition and results of operations will be materially and adversely impacted.
          We also obtain substantial benefits from the investment that Ritz Camera Centers has made and continues to make in building and developing the Ritz Camera, Wolf Camera, Boater’s World and related brands. Under our agreement with Ritz Camera Centers, we license the right to use those trademarks on our network of websites. Substantially all of the products that we purchase from Ritz Camera Centers are sold by us on websites that we own and operate, but which utilize one or more trademarks of Ritz Camera Centers. If our agreement with Ritz Camera Centers were terminated, we would cease to have the right to utilize the trademarks of Ritz Camera Centers and our ability to sell products on our websites that had previously used the Ritz Camera Centers trademarks would be significantly impaired and our business, financial condition and results of operations could be seriously harmed.
          Although we have a perpetual contract with Ritz Camera Centers that governs these matters, that contract may be terminated by Ritz Camera Centers if we have materially breached the agreement and failed to cure such breach within 60 days of our receipt from Ritz Camera Centers of written notice of such breach, or if we become insolvent or if we become subject to bankruptcy proceedings that are not dismissed within 60 days of filing. If our contract with Ritz Camera Centers were to be terminated, or if our relationship with Ritz Camera Centers were damaged, or if the financial health of Ritz Camera Centers were to deteriorate, or if Ritz Camera Centers otherwise becomes unable or unwilling to continue providing its products and services to us, our ability to fulfill existing orders or obtain future orders would be significantly impaired and our business, financial condition and results of operations would be seriously harmed.

          Our contract with Ritz Camera Centers also prohibits us from assigning our rights under that contract without the prior written consent of Ritz Camera Centers. This prohibition may have the effect of deterring potential acquirers seeking to acquire our business as they would first need to obtain the consent of Ritz Camera Centers in order to obtain the benefit of our rights under our contract with Ritz Camera Centers.
If we are required to pay sales tax to, or collect use or other taxes for, states in which we do not have a physical presence, our profitability could be adversely affected and we could become less competitive with other retailers.
          Except for California, Georgia, Kansas and Maryland, where we maintain a physical presence, we currently do not collect or remit sales, use or other taxes on the sales of our products. Even in those states where we have a physical presence, our prices include the appropriate sales and use taxes so that our customers in those states pay the same total amount for our products as our customers in other states. We then remit the sales and use taxes to the appropriate taxing authorities.
          We have based our policy for sales and use tax collection on our interpretation of decisions of the U.S. Supreme Court that restrict a state’s ability to impose sales and use tax collection and remittance obligations to those retailers that have a physical presence in, or substantial nexus with, the state. Each state and local taxing authority has its own interpretation of these Supreme Court decisions, and the interpretations have not always been consistent. Accordingly, although we believe that these Supreme Court decisions currently restrict state and local taxing authorities outside the states of California, Georgia, Kansas and Maryland from requiring us to collect and remit sales and use taxes from customers located within their jurisdictions, other taxing authorities could disagree with our interpretation of these decisions and assert a deficiency.
          As of July 31, 2005, we had received inquiries from 19 states as to whether the scope of our operations in those states subjects us to sales, use or other tax collection obligations in those states. In Illinois, we are one of many retailer-defendants in a lawsuit brought by a private citizen under a “whistleblower” statute alleging that the defendants owe Illinois sales or use taxes. In Texas, the state has notified us that it intends to conduct a sales tax audit and in New Jersey, we participated in an administrative hearing in March 2005. In general, the states that have sent follow up inquiries initially have taken the position that we are required to collect use tax on purchases shipped to customers in those states because of one or more aspects of our relationship with Ritz Camera Centers. In particular, several of the states have asserted that because Ritz Camera Centers will generally accept for exchange in its retail stores a product purchased by one of our customers from our websites, we may have sufficient nexus with the applicable state such that we are required to collect use tax for that state. We do not agree with this position as we understand that Ritz Camera Centers will generally accept for exchange products that it offers in its retail stores that have been purchased from any of its competitors, including us.
          In addition to the pending inquiries, one or more other states may seek to impose sales, use or other tax collection obligations on us in the future. A successful assertion by one or more states that we should be, or should have been, collecting taxes on the sale of our products shipped into those states could result in substantial liabilities, penalties and fines in connection with past sales into those states. If any state or local taxing jurisdiction outside of the states in which we have a physical presence were to successfully assert that we have a substantial nexus with the state, or successfully challenge our interpretation of the Supreme Court’s current position regarding state and local taxation of out-of-state retailers, or if any state or federal initiative were passed requiring us to collect taxes for jurisdictions in which we have no physical presence, we could be faced with new administrative burdens and we may lose one of our current cost advantages, which may decrease our ability to compete with traditional retailers and could harm our sales and profit margins.

We may expand through acquisitions, which may disrupt our business, result in additional expenses and could otherwise harm our business and subject our stockholders to dilution and increased risks.
          We continuously evaluate the potential to develop or acquire new businesses in attractive lifestyle product categories; however, we have limited experience in acquiring other businesses and must compete with larger, better financed companies in identifying and completing acquisitions. We cannot assure you that we will be able to identify or consummate any future acquisitions on favorable terms, or at all. It is possible that we may not realize the anticipated benefits from acquisitions or that financial analysts or investors will negatively view the acquisitions. Even if we successfully complete an acquisition, it could adversely affect our business, financial condition and results of operations.
          If we are successful in identifying and acquiring other businesses, integrating those newly acquired businesses may be expensive and time-consuming and could involve many risks, including, but not limited to the following:

•	difficulties in assimilating and integrating the products, business operations or personnel of companies that we acquire; particularly if key employees of the acquired companies decide not to work for us;

•	problems maintaining uniform standards, procedures, controls and policies;

•	unanticipated impacts on our financial condition, including large accounting charges, transaction expenses, liabilities assumed, as well as adverse tax consequences and the amortization or write down of amounts related to deferred compensation, goodwill or other intangible assets;

•	diversion of management’s attention and company resources from our existing operations;

•	adverse effects on our existing business relationship with Ritz Camera Centers;

•	risks associated with entering product categories in which we have limited or no prior experience; and

•	the possibility that the acquired products or businesses may not generate significant revenue to offset the acquisition costs.
          To finance any acquisitions, we may find it necessary to issue additional equity or to borrow funds. If one or more acquisitions were financed through the issuance of additional equity, our existing stockholders would experience dilution of their ownership. If instead we choose to finance one or more acquisitions through borrowings, our business would face increased liquidity pressures and our stockholders’ investments could be subject to greater risk.
We may expand our business into new markets, which could expose us to numerous risks and challenges that could negatively impact our profitability.
          We have historically derived substantially all of our net revenues and merchandise sales from the sale of photographic and marine, boating and fishing products. In order to achieve our planned growth, we plan to selectively expand beyond these product categories into other lifestyle product categories. In order to successfully expand into new lifestyle product categories, we anticipate that we will need to enter into strategic relationships with leading manufacturers or brick and mortar retailers in these areas.

          In addition to successfully identifying and securing new strategic relationships, we will face a number of challenges as we attempt to enter new markets. These challenges include, without limitation, our ability to:

•	identify additional markets that will allow us to leverage our existing business model;

•	establish and maintain relationships with key distributors and other suppliers in these new markets;

•	tailor our advertising and marketing activities to attract customers into these markets at a reasonable cost;

•	make appropriate merchandising decisions to provide the products and price points that are attractive to consumers in these new markets;

•	achieve and maintain a sufficient level of customers and orders across all of our markets; and

•	control costs and maintain our margins in these markets.
          We cannot be certain that we will be able to successfully address any or all of these challenges in a manner that will enable us to expand our business into new lifestyle product categories in a cost-effective or timely manner. Expansion into new markets may also place a significant strain on our managerial, financial and operational resources. Our management may lack experience in these new markets and may be unable to successfully meet these challenges. If we enter into new lifestyle product categories and our offerings are not received favorably, or if our suppliers fail to meet our customer’s expectations, our results of operations would suffer and our reputation could be damaged.
We are dependent upon new product introductions for a significant portion of our sales of photography products.
          We rely on new product introductions in the digital camera and photographic products market to stimulate consumer interest and drive sales in this category. In 2003 and 2004, approximately 32.4% and 37.1%, respectively, of our photography merchandise sales were attributable to the sale of five digital camera products (and related accessories sold with those cameras) that were introduced during that year or the immediately preceding year. If new production introductions in the digital camera and photographic products market are reduced or if we are unable to obtain a sufficient supply of popular new products in this product category to satisfy the demand of our customers, our sales and our results of operations will suffer.
In order to obtain future revenue growth and sustain profitability, we must attract customers on cost-effective terms.
          Our success depends in part on our ability to attract customers on a cost-efficient basis. We currently use certain online services, search engines and other forms of online advertising to accomplish this objective. A substantial portion of our revenues is currently derived from traffic directed to our websites through these channels. One aspect of our growth strategy is to improve our marketing efficiency so that we can reduce the costs associated with attracting customers and increase our profit margins. Our ability to attract customers on a cost-effective basis may be adversely affected by external factors over which we have no control, including, without limitation, the following:

•	a significant increase in the market cost of advertising on these mediums;

•	our competitors accessing these services on more favorable terms as a result of bulk purchasing, strategic relationships or acquisitions of service providers; or

•	the providers of these services choosing to compete with us in our target markets.

          If we have to resort to less efficient means to attract customers, our sales and marketing expenses could increase significantly, and we may not be able to increase our revenues or remain profitable.
We face intense competition from larger, more established companies and from a variety of other retail channels, which could reduce our sales and adversely impact our business, financial condition and results of operations.
          The markets for the products that we offer are highly competitive, are rapidly evolving and have relatively low barriers to entry. In addition to other online retailers, we compete with the physical stores, catalogs and websites of traditional offline retailers. Currently, our primary existing and potential competitors include:

•	multi-category retailers such as Amazon.com, eBay, Wal-Mart and Overstock;

•	major electronics retailers such as Best Buy, Circuit City and CompUSA;

•	specialty retail stores such as Ritz Camera Centers, Boater’s World, WestMarine, Cabela’s and Bass Pro Shops;

•	online discount retailers of consumer electronics, photographic products and marine and boating products; and

•	a large number of independent camera stores and independent marine, boating and fishing stores.
          Competitors can enter our target markets with relatively little difficulty and may be able to launch new websites or catalogs at a relatively low cost. Many of our current and potential competitors have the ability to devote substantially more resources for marketing, customer support, product development and order fulfillment operations than we can. In addition, larger or more well-financed entities may acquire, invest in or form joint ventures with our competitors. Some of our competitors may be able to secure products from suppliers on more favorable terms, fulfill orders more efficiently or adopt more aggressive pricing strategies than we can. If we are unable to compete effectively in our markets, our business, financial condition and operating results will suffer.
          We are also subject to competition from those manufacturers whose products are offered on our websites. A few of these manufacturers operate their own retail operations and offer e-commerce websites where consumers may purchase products directly from the manufacturer. In the future, more manufacturers may expand the scope of their operations to compete directly against us. These manufacturers may be able to devote greater resources to establishing their own retail presences. Additionally, if these manufacturers choose to compete against us in the retail market, they may stop providing our main supplier with their products, undercut our prices, or delay or refuse to provide to us desirable new product offerings. In such event, if we are not able to find additional vendors to supply us with comparable products on competitive terms, our operating results will suffer and our business will be harmed.
The success of our business depends on the ability of our websites and computer and communications systems to function seamlessly to provide a high quality customer experience. We are largely dependent upon third parties for these technologies, and any failures or disruptions of such technologies may adversely affect our business.
          Our success, and, in particular, our ability to successfully receive and fulfill orders and provide high-quality customer service, largely depends on the efficient and uninterrupted operation of our computer and communications hardware and software systems. Although we maintain redundant web servers in third-party co-location facilities in Sterling, Virginia and Irvine, California, our systems and operations are vulnerable to disruptions for a variety of reasons, including power failures, software errors or an overwhelming number of visitors to our website during periods of peak demand. In addition we have experienced brief outages in our computer and communications hardware systems during times in which we made significant upgrades to our technology infrastructure. Despite the implementation of network security measures, our servers are also vulnerable to intentional disruptions caused by computer viruses, computer hackers, and physical or electronic break-ins and other breaches, which could lead to interruptions, delays of critical data or the inability to accept and fulfill customer orders. Any such disruption may have an immediate negative impact on our profits and cause damage to our reputation and our brands. We also outsource our credit card processing services to a third party. Any disruption in or reduction in quality of the services provided to us by this third party could limit our ability to process orders or payments for orders, or result in the loss of certain information necessary to do so and therefore may harm our business and results of operations.
We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan or maintain our reputation and our business will suffer.
          Our business has grown from net revenues of $14.9 million and merchandise sales of $60.2 million in 2002 to net revenues of $20.8 million and merchandise sales of $85.8 million in 2004, and the continued expansion of our operations is a key part of our business plan. This plan includes the growth of our core business of photographic and marine, boating and fishing product categories and our expansion into other lifestyle categories. This growth has strained and will continue to strain our managerial, administrative, operational and other resources. We anticipate this growth and expansion will require substantial management effort and significant additional investment in our infrastructure. Additional funding for such investment may not be available on acceptable terms or at all. Another challenge that we expect to face in the course of expansion is maintaining the high level of customer service to which our customers have become accustomed. If we are not able to successfully manage our growth and expansion, it could have detrimental effects on our profitability and our reputation.
Our auditors have reported a material weakness in our internal controls. If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or comply on a timely basis with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.
          Our auditors, Grant Thornton LLP, have informed us that they identified significant deficiencies that aggregate to a material weakness under the standards of the Public Company Accounting Oversight Board. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a remote level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be prevented or detected within a timely period by employees in the normal course of performing their assigned functions. Our auditors believed that the increase in volume of routine transactions that we entered into, the introduction of complex transactions and preparing for this offering increased the burden on our financial and accounting staff. Our auditors further believed that the number of individuals in our accounting and finance department was inadequate to independently monitor financial accounting standards that have been implemented and to maintain controls to appropriately interpret and implement new financial accounting standards and reporting requirements in accordance with GAAP and the rules and regulations of the SEC. Lastly, our auditors believed that adequate governance controls, including information technology governance controls, were not in place.
          In contemplation of becoming a public company, we have recently taken a number of measures which we believe will remediate several of the deficiencies identified by our auditors. In March 2004, we hired our current Chief Financial Officer and in November 2004, we hired our current Controller. We have also retained a third-party service provider to assist us in documenting and improving our internal controls over financial reporting. We plan to continue to enhance our accounting resources commensurate with our business activities and needs. Furthermore, we have recently expanded our board such that it now consists of a majority of independent directors and have established an audit committee comprised solely of independent directors. We plan to continue to take appropriate actions to address the material weakness identified by our auditors, however we cannot assure you that the measures we have taken to date or any future measures will adequately remediate such material weakness.
          Prior to this offering, we have not been subject to the reporting requirements of the Exchange Act or the other rules and regulations of the SEC or the Nasdaq National Market that are applicable to public companies. As a public company, we will have significant requirements for enhanced financial reporting and internal controls, including the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which will become effective for us at December 31, 2006. Like many smaller public companies, we face a significant impact from required compliance with Section 404. Section 404 requires management of public companies to evaluate the effectiveness of internal control over financial reporting and their independent auditors to attest to the effectiveness of such internal controls and the evaluation performed by management. We are preparing for compliance with Section 404; however, we cannot assure you that we will be able to effectively meet all of the requirements of Section 404 in the mandated timeframe, or that we will have successfully remediated our existing material weakness, or that our auditors will not discover a further material weakness in our internal controls as a result of such evaluation. Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet reporting obligations or result in management being required to conclude that our internal control over financial reporting is not effective and our independent auditors providing an adverse opinion on the effectiveness of our internal control over financial reporting or even disclaiming an opinion, which disclaimer may make us unable to file our periodic reports on a timely basis. Any such result could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.
The loss of our President and Chief Executive Officer or other key personnel would adversely affect our ability to grow our business.
          The success of our business to date has been largely due to the efforts and capabilities of our President and Chief Executive Officer, Fred H. Lerner, and our other key personnel. We do not currently have a term employment contract with Mr. Lerner or any of our other key personnel, and we do not carry key man insurance on any of them. If we were to lose the services of these individuals for any unforeseen reasons, we may experience harm to our business and difficulty in planning and implementing the plans for our future growth. The adverse impact to us from the loss of any of these individuals would be exacerbated by our limited number of employees. In addition, the market for such individuals’ services is competitive, and we would encounter difficulties in finding replacements with commensurate talents and abilities if these personnel should discontinue their employment with us.
Our failure to license, own or protect the trademarks, trade names and domain names that we use in our business may frustrate our branding strategy and impair our business and our reputation.
          We currently license the trademarks and trade names for our principal websites from Ritz Camera Centers pursuant to an agreement with Ritz Camera Centers. Under this agreement, we are prohibited from taking action to obtain any proprietary rights in the licensed trademarks, other than the express rights granted under this agreement. As such, we primarily rely on Ritz Camera Centers to take appropriate steps to protect their trademarks and trade names against infringement or deterioration in value. If Ritz Camera Centers does not adequately protect our licensed trademarks and trade names, the Ritz Camera Centers’ brands upon which we rely could be impaired and we could lose customers.

          Our ability to benefit from the strength of the Ritz Camera Centers’ brands will also be significantly harmed if we lose the rights to any of our key domain names as customers may not be able to find our websites. The acquisition and maintenance of domain names generally is regulated by governmental agencies, which agencies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names, any of which may affect our ability to maintain and protect our existing licensed or owned domain names or acquire suitable new domain names. If we are not able to use our domain names or the key trademarks and trade names that we license from Ritz Camera Centers, we will need to invest significant resources and time to re-brand our websites and our sales will be adversely affected.
If we are unable to provide satisfactory telephone-based customer support, our reputation would be harmed and we could lose customers.
          We generate significant sales through our customer support center located in Irvine, California and our two outsourced offshore call centers. Any material disruption or slowdown in our telephone order processing systems resulting from telephone or Internet failures, power or service outages, natural disasters, labor disputes, or other events could make it difficult or impossible to provide adequate telephone-based customer support. Furthermore, we may be unable to attract and retain an adequate number of competent customer support representatives, which is essential in creating a favorable customer experience. In addition, because our two outsourced call centers are located in India, we may experience difficulties in training our support team or monitoring the level of support provided. If we are unable to continually provide adequate and trained staffing for our customer support operations, our reputation could be seriously harmed and our sales could decline. Further, we cannot assure you that call volumes will not exceed our present system capacities. If this occurs, we could experience delays in accepting orders, responding to customer inquiries and addressing customer concerns. Because our success depends in large part on keeping our customers satisfied, any failure to provide satisfactory levels of customer support would likely impair our reputation and we could lose customers.
Increased product returns, or a failure by us to accurately predict the level of product returns, could harm our business.
          As part of our customer support commitment, we maintain a product return policy that allows recipients to return most items received from us if they are dissatisfied. We cannot assure you that actual product returns will not significantly exceed our allowances for returns. Because our allowances are based on historical return rates, the introduction of new merchandise within existing or new product categories, the existence of unforeseen defects or other technical problems in the products we offer, increased sales over the Internet, changes in the habits of our customers or other factors could cause actual returns to exceed return allowances, perhaps significantly. Any increase in product returns above our allowances could have a negative impact on our financial results and may, in turn, cause our stock price to decline.
Poor economic conditions may constrain discretionary consumer spending on lifestyle products such as those offered on our websites.
          Consumer spending patterns, particularly discretionary spending for products such as those offered on our websites, are affected by, among other things, prevailing economic conditions, stock market volatility, wars, threats of war, acts of terrorism, wage rates, interest rates, inflation, taxation and consumer confidence. General economic, political and market conditions, such as recessions, may adversely affect our business results and the market price of our common stock. Our business and revenues could be negatively affected by poor economic conditions and any related decline in consumer demand for discretionary items such as the products offered on our websites. We face uncertainty in the degree to which decreased consumer confidence and any economic slowdown will negatively affect demand for our products. We may not be able to accurately anticipate the magnitude of these effects on future quarterly results, which could seriously harm our financial condition. As we do not have large cash reserves, we may not be able to survive an extended recession or sluggish economy.
Our quarterly operating results may fluctuate in the future and are difficult to predict. As a result, we may fail to meet the expectations of securities analysts or investors, which could cause our stock price to decline.
          Our operating results have fluctuated in the past and are likely to vary significantly in the future based upon a number of factors, many of which we cannot control. We operate in a highly dynamic industry and future results could be subject to significant fluctuations. These fluctuations could cause us to fail to meet or exceed financial expectations of securities analysts or investors, which could cause our stock price to change rapidly and significantly. Revenue and expenses in future periods may be greater or less than in the immediately preceding period or in the comparable period of the prior year. Therefore, period-to-period comparisons of our operating results are not necessarily an accurate indication of our future performance. Some of the factors that could cause our operating results to fluctuate include:

•	higher wholesale prices in general or price competition on the Internet, which can result in lower sales volumes or lower profit margins;

•	the timing and number of new product introductions in our product categories, as well as our ability to secure an adequate supply of such new products;

•	the amount and timing of operating costs and capital expenditures relating to the expansion of our business operations and infrastructure;

•	costs and charges associated with future acquisitions, including transaction expenses for consummated or abandoned acquisitions, liabilities assumed in acquisitions, as well as adverse tax consequences and accounting charges such as the amortization or write down of intangible assets;

•	the amount and timing of advertising and marketing costs;

•	the impact of adverse weather conditions on consumer demand for our lifestyle products;

•	changes in the number of visitors to our websites or our inability to convert those visitors into customers;

•	our ability to maintain and upgrade our websites and address technical difficulties we may experience, including system or Internet failures;

•	the costs associated with becoming and operating as a public company;

•	fluctuations in the demand for our products or in consumer spending in general;

•	seasonality of our business, with a disproportionate amount of our sales occurring during the second and fourth calendar quarters;

•	government regulations related to the use of the Internet for commerce, including taxation matters; and

•	economic conditions generally or economic conditions specific to the online commerce or retail industry.
Our failure to protect confidential information of our customers and our network against security breaches could damage our reputation and subject us to legal liability.
          A significant challenge presented by online commerce and communications is the need to transmit confidential information securely over public networks. Currently, a majority of our sales are billed to our customers’ credit card accounts directly. Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature. We do not currently carry insurance against this risk. To date, we have experienced minimal losses from credit card fraud, but we face the risk of increased losses from this type of fraud as our sales increase.
          We rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information such as customer credit card numbers. We cannot assure you that advances in computer capabilities, new discoveries in the field of cryptography or other events or developments will not result in a compromise or breach of the algorithms that we use to protect customer transaction data. If any such compromise of our security were to occur, it could harm our reputation, business and results of operations. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. If third parties are able to penetrate our network, system or physical security, or penetrate the security of our co-location, credit card service, customer service or fulfillment providers, or otherwise misappropriate our customers’ personal information or credit card information, or if we give third parties improper access to our customers’ personal information or credit card information, we could be subject to liability. This liability could include claims for unauthorized purchases with credit card information, impersonation, similar fraud claims or other misuses of personal information. These claims could result in litigation, and liability for misappropriation of this information could adversely affect our reputation, business and results of operations.
We face exposure to product liability lawsuits.
          We sell products manufactured by third parties. As such, if persons are injured or property damaged as a result of a defect in these products, we could be held liable for the injury or damage. We carry insurance against suits of this nature; however, if the number of suits was large or the potential damages high, they could exceed the limits of our insurance coverage. If we were required to pay substantial damages as a result of these suits, it may threaten our ability to continue as a going concern. Even defending against unsuccessful claims could cause us to incur significant expenses. In addition, even if the money damages themselves did not cause substantial harm to our business, the damage to our reputation and the brands offered on our websites could affect our future profitability.
We may be unsuccessful in expanding our operations internationally.
          To date, we have generated very limited international sales, but we anticipate expanding our international sales and operations in the future either by building local versions of our websites for foreign markets or through acquisitions or alliances with third parties. Any international expansion plans we choose to undertake will require management attention and resources and may be unsuccessful. We have minimal experience in selling our products in international markets or in conforming to the local cultures, standards or policies necessary to successfully compete in those markets. We do not currently have any overseas fulfillment, distribution or server facilities or any website content localized for foreign markets, and we cannot be certain that we will be able to establish a global presence if we choose to expand internationally. In addition, we may have to compete with retailers that have more experience with local markets. Our ability to expand internationally may also be limited by the demand for our products and the adoption of electronic commerce in these markets. Different privacy, censorship and liability standards and regulations and different intellectual property laws in foreign countries may be costly to comply with and could cause our business and results of operations to suffer.

          Any future international operations may also fail to succeed due to other risks inherent in foreign operations, including:

•	the need to develop new strategic partners and distribution and fulfillment relationships;

•	unexpected changes in international regulatory requirements and tariffs;

•	difficulties in staffing and managing foreign operations;

•	longer payment cycles from credit card companies and difficulties in collecting receivables in foreign countries;

•	potential adverse tax consequences;

•	lack of infrastructure to adequately conduct electronic commerce transactions or fulfillment operations;

•	price controls or other restrictions on foreign currency, and fluctuations in currency exchange rates;

•	difficulties in obtaining export and import license requirements and complying with a variety of foreign laws and different legal standards; and

•	political, social and economic instability, international conflicts, terrorist attacks and security concerns in general.
          Our failure to successfully expand our operations internationally could cause our business and results of operations to suffer.
Our directors, executive officers and significant stockholders will continue to hold a substantial portion of our stock after this offering, which will enable them to control or influence all matters requiring stockholder approval and may prevent a change in control that would otherwise be beneficial to our stockholders.
          Following the completion of this offering, our directors, executive officers and current beneficial holders of 5% or more of our outstanding common stock will beneficially own approximately      % of our outstanding common stock, including stock options exercisable within 60 days after                     . These stockholders, acting together, will be able to influence significantly all matters requiring stockholder approval, including the election of directors and significant corporate transactions such as mergers or other business combinations. This control may delay, deter or prevent a third party from acquiring or merging with us, which could adversely affect the market price of our common stock.
          In addition, our contract with Ritz Camera Centers prohibits us from assigning our rights under that contract without their prior written consent. This may also have the effect of deterring potential acquirers seeking to acquire our business as they would first need to obtain the consent of Ritz Camera Centers in order to obtain the benefit of our rights under our contract with Ritz Camera Centers.
We do not intend to pay cash dividends on our common stock for the foreseeable future.
          We have never declared or paid any cash dividends on our common stock and do not intend to pay cash dividends on our common stock for the foreseeable future. We intend to invest our future earnings, if any, to fund our growth. Therefore, you likely will not receive any cash dividends from us on our common stock for the foreseeable future.

Anti-takeover provisions in our charter documents and Delaware law could prevent or delay a change in control and could also limit the market price of our common stock.
          Our amended and restated certificate of incorporation and our amended and restated bylaws include several provisions that could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions:

•	authorize the issuance of preferred stock that can be created and issued by our board of directors without prior stockholder approval, commonly referred to as “blank check” preferred stock, with rights senior to our common stock;

•	provide for a classified board of directors with staggered, three-year terms, which generally increases the time required for stockholders to change the composition of our board of directors; and

•	limit the persons who may call special meetings of the stockholders.
          In addition to these provisions and several other provisions of our amended and restated certificate of incorporation and our amended and restated bylaws that may deter an unsolicited offer to acquire us, Section 203 of the Delaware General Corporation Law prohibits us from engaging in a transaction involving a sale of assets, merger or consolidation of our company with an “interested stockholder,” as defined under Section 203, of our company for a period of three years following the date of the transaction in which the stockholder became an “interested stockholder,” unless the transaction is approved in a prescribed manner.
Risks Related to Our Industry
If use of the Internet, particularly with respect to online commerce, does not continue to increase as rapidly as we anticipate, our sales may not grow to desired levels.
          Our future sales and profits are dependent upon the continued use of the Internet as an effective medium of business and communication by our customers. Internet use may not continue to develop at historical rates and consumers may not continue to use the Internet and other online services as a medium for commerce. Highly-publicized failures of some online retailers in meeting consumer demands could result in consumer reluctance to adopt the Internet as a means for commerce, and thereby damage our reputation and brands and reduce our revenues and results of operations.
          In addition, the Internet may not be accepted as a viable long-term commercial marketplace for a number of reasons, including:

•	actual or perceived lack of security of information or privacy protection;

•	possible disruptions, computer viruses or other damage to the Internet servers or to users’ computers; and

•	excessive governmental regulation.
          If the Internet fails to grow as a commercial marketplace in the future, our sales may not increase as much as desired by our stockholders, or at all.
Risks related to the Internet, including security and reliability issues, are largely outside our control and may hurt our reputation or sales.
          In addition to changing consumer preferences and buying trends relating to Internet usage, we are vulnerable to additional risks and uncertainties associated with the Internet, many of which are outside our control. These risks include changes in required technology interfaces, Internet server downtime or slowdowns and other technical failures or human errors, changes in applicable federal and state regulation, security breaches, and consumer privacy concerns. Our failure to respond successfully to these risks and uncertainties might adversely affect the sales through our online business, as well as damage our reputation and increase our selling and marketing and general and administrative expenses. In addition, our success will depend, in large part, upon third parties maintaining the Internet infrastructure to provide a reliable network with the speed, data capacity, security and hardware necessary for reliable Internet access and services. Our business, which relies on graphically-rich websites that require the transmission of substantial data, is also significantly dependent upon the availability and adoption of broadband Internet access and other high-speed Internet connectivity technologies. Any significant reliability, data capacity or connectivity problems experienced by the Internet or its users could harm our sales and profitability.
Increased governmental regulation of the Internet and online commerce, particularly in the area of privacy and data protection, could substantially harm our business and results of operations.
          We are subject to numerous regulations and laws, including those that govern the Internet and online commerce, as well as those related to privacy and data protection. Existing and future regulations and laws may impede the growth of the Internet or other online services. These regulations and laws may cover taxation, restrictions on imports and exports, customs, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services, broadband residential Internet access and the characteristics and quality of products and services. It is not clear how existing laws and regulations governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and online commerce. Unfavorable resolution of these issues may slow the growth of online commerce and, in turn, our business.
          Of particular concern are the increased regulations relating to privacy and the use of personal user information. For example, we are subject to various telemarketing and anti-spam laws that regulate the manner in which we may solicit future customers and suppliers. Such regulations, along with increased governmental or private enforcement, may increase the cost of growing our business. In addition, several states have proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission, or FTC, has adopted regulations regarding the collection and use of personal identifying information obtained from children under 13 years of age. Bills proposed in Congress would extend online privacy protections to adults. Moreover, proposed legislation in the United States and existing laws in other countries require companies to establish procedures to notify users of privacy and security policies, obtain consent from users for collection and use of personal information, and provide users with the ability to access, correct and delete personal information stored by companies. These data protection regulations and enforcement efforts may restrict our ability to collect or transfer demographic and personal information from users, which could be costly or harm our marketing efforts. Further, any violation of privacy or data protection laws and regulations may subject us to fines, penalties and damages, which could decrease our revenues and profitability.
Failure to rapidly respond to technological change could result in our services or systems becoming obsolete.
          As the Internet and online commerce industries evolve, we may be required to license emerging technologies useful to our business, enhance our existing services, develop new services and technologies that address the increasingly sophisticated and varied needs of our prospective customers and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. We may not be able to successfully implement these new services and technologies or adapt our websites and transaction-processing system to customer requirements or emerging industry standards. If we fail to respond to these issues in a timely manner, we may lose existing customers and be unable to attract sufficient numbers of new customers.

Risks Relating to the Auction Process and to this Offering
Potential investors should not expect to sell our shares for a profit shortly after our common stock begins trading.
          Prior to this offering, there has been no public market for our common stock. We will determine the initial public offering price for the shares sold in this offering primarily through an auction conducted by us and the underwriters. We believe the auction process will reveal a clearing price for the shares of our common stock offered in this offering. The clearing price is the highest price at which all of the shares offered, including the shares subject to the underwriters’ over-allotment option, may be sold to potential investors. Although we and the underwriters may elect to set the initial public offering price below the auction clearing price, the initial public offering price may be at or near the clearing price. If there is little to no demand for our shares at or above the initial public offering price once trading begins, the price of our shares would decline following this offering. You may not be able to resell your shares at or above the initial public offering price. If your objective is to make a short-term profit by selling the shares you purchase in this offering shortly after trading begins, you should not submit a bid in the auction.
Some bids made at or above the initial public offering price may not receive an allocation of shares.
          The underwriters for this offering may require that bidders confirm their bids before the auction for this offering closes. If a bidder is requested to confirm a bid and fails to do so within a required timeframe, that bid will be rejected and will not receive an allocation of shares even if the bid is at or above the initial public offering price. In addition, we, in consultation with the underwriters, may determine, in our sole discretion, that some bids that are at or above the initial public offering price are manipulative and disruptive to the bidding process or are not creditworthy, in which case such bids may be reduced or rejected. For example, in previous transactions for other issuers in which the auction process was used, the underwriters have rejected or reduced bids when the underwriters, in their sole discretion, deemed the bids not creditworthy or had reason to question the bidder’s intent or means to fund its bid. In the absence of other information, an underwriter or participating dealer may assess a bidder’s creditworthiness based solely on the bidder’s history with the underwriter or participating dealer. The underwriters have also reduced or rejected bids that they deemed, in their sole discretion, to be potentially manipulative or disruptive or because the bidder had a history of alleged securities law violations. Eligibility standards and suitability requirements of participating dealers may vary. As a result of these varying requirements, a bidder may have its bid rejected by a participating dealer while another bidder’s identical bid is accepted.
Potential investors may receive a full allocation of the shares they bid for if their bids are successful and should not bid for more shares than they are prepared to purchase.
          If our initial public offering price is at or near the clearing price for the shares offered in this offering, the number of shares represented by successful bids may equal or nearly equal the number of shares offered by this prospectus. Successful bidders may therefore be allocated all or nearly all of the shares that they bid for in the auction. Therefore, we caution investors against submitting a bid that does not accurately represent the number of shares of our common stock that they are willing and prepared to purchase.
Requirements associated with being a public company will require significant company resources and management attention.
          Prior to this offering, we have not been subject to the reporting requirements of the Exchange Act or the other rules and regulations of the SEC or the Nasdaq National Market that are applicable to public companies. Compliance with the reporting and other requirements applicable to public companies will create additional costs for us and will require significant time and attention of management. We expect these rules and regulations, in particular Section 404 of the Sarbanes-Oxley Act of 2002, to significantly increase our legal and financial compliance costs.

There has been no prior public market for our common stock and an active trading market may not develop.
          Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares of capital stock and may impair our ability to acquire other companies or technologies by using our shares as consideration.
Our stock price may be volatile and you may lose all or a part of your investment.
          The market price of our common stock may be subject to significant fluctuations after our initial public offering. It is possible that in some future periods our results of operations may be below the expectations of securities analysts and investors who may choose to follow our common stock. If this occurs, our stock price may decline. Factors that could affect our stock price include the following:

•	actual or anticipated fluctuations in our operating results;

•	changes in securities analysts’ recommendations or estimates, if any, of our financial performance;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, commercial relationships, joint ventures, capital commitments or other material developments;

•	additions or departures of key personnel; and

•	general market conditions or other economic factors unrelated to our performance.
          In addition, the stock markets have experienced significant price and trading volume fluctuations, and the market prices of retail companies generally and online commerce companies in particular have been extremely volatile. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources.
Our management has broad discretion as to the use of the net proceeds from this offering and may exercise that discretion in ways with which you may not agree or which may not yield a return.
          The net proceeds from the sale of our common stock in this offering will be used for the repayment of a $10.0 million promissory note and for general corporate purposes, including working capital. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. We have no commitments with respect to any acquisition. We have not reserved or allocated specific amounts for these purposes, and we cannot specify with certainty how we will use the net proceeds. Accordingly, our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value.

As a new investor, you will experience immediate and substantial dilution in the net tangible book value of your shares.
          The initial public offering price of our common stock is considerably more than the net tangible book value per share of our outstanding common stock. Accordingly, investors purchasing shares of our common stock in this offering will:

•	pay a price per share that substantially exceeds the book value of our tangible assets after subtracting liabilities; and

•	contribute % of the total amount invested to date to fund our company (based on an assumed initial public offering price of $ per share), but will own only % of the shares of our common stock outstanding after this offering.
          To the extent outstanding stock options are exercised, there will be further dilution to new investors.
There may be sales of substantial amounts of our common stock after this offering, which could cause our stock price to fall.
          Sales of a substantial amount of our common stock in the public market, or the perception that these sales may occur, could adversely affect the market price of our common stock. After this offering, we will have                      shares of our common stock outstanding. The                      shares to be sold in this offering (or                      shares if the underwriters’ over-allotment is exercised in full) will be freely tradable without restriction or further registration under federal securities laws unless purchased by our affiliates. The remaining      %, or                      shares, of our total shares outstanding after the offering will become available for resale in the public market as shown in the chart below. As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

Number of Shares	Date of Availability for Resale into Public Market

180 days after the date of this prospectus due to an agreement these stockholders have with the underwriters. However, the underwriters can waive this restriction and allow these stockholders to sell their shares at any time.
Between 181 and 365 days after the date of this prospectus due to the requirements of the federal securities laws.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
          This prospectus contains forward-looking statements that involve substantial risks and uncertainties regarding future events or our future performance. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “may,” “intent,” “continue,” “will,” “plan,” “intend,” “expect” and similar expressions identify forward-looking statements. You can also identify these forward-looking statements by discussions of strategies, plans or intentions. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition or state other forward-looking information. Although we believe that our expectations reflected in any forward-looking statements are reasonable, these expectations may not be achieved. The factors listed in the section captioned “Risk Factors,” as well as any cautionary language included in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this prospectus could have a material adverse effect on our business, performance, operating results and financial condition.
          You should also be aware that any forward-looking statement made by us in this prospectus, or elsewhere, speaks only as of the date on which we make it. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. Except as required by federal securities laws, we are under no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus.

USE OF PROCEEDS
          We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be approximately $ million, based on an assumed initial public offering price of $           per share, the mid-point of the range on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and our estimated offering expenses. If the underwriters elect to exercise their over-allotment option, the net proceeds of the shares we sell will be approximately $          . We will not receive any additional proceeds from the sale of shares in the over-allotment option by the selling stockholders.
          The principal purposes of this offering are to create a public market for our common stock, to facilitate our future access to the public equity markets, and to obtain additional capital. We intend to use $10.0 million of the net proceeds from this offering for the repayment of a $10.0 million promissory note, which we issued in May 2005 to repurchase all of the outstanding shares of our Series A Stock. This promissory note bears interest at 6% per annum, and is due and payable upon the earlier of December 31, 2006, the closing of a public offering of our common stock or a change in control of our company. We intend to use the balance of the net proceeds from this offering for general corporate purposes, including working capital. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses or products. We have no commitments with respect to any such acquisition or investment.
          With the exception of the repayment of the $10.0 million promissory note, the amounts actually expended for each of the purposes listed above and the timing of our actual expenditures will depend on numerous factors, including sales and marketing activities, technological advances, amount of cash generated or used by our operations and competition. We have not determined the amount or timing of expenditures in the areas listed above and will retain broad discretion in the allocation and use of the net proceeds. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.
DIVIDEND POLICY
          We have never declared or paid any cash dividends on our common stock. We are prohibited, under the terms of the $10.0 million promissory note that we issued in connection with our repurchase of the Series A Stock, from declaring or paying cash dividends on our common stock. This restriction will terminate upon our repayment of the promissory note, which we expect will occur at the closing of this offering. We currently intend to retain all available funds to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects and other factors as our board of directors may deem relevant.

CAPITALIZATION
          The following table summarizes our capitalization as of June 30, 2005:

•	on an actual basis; and

•	on an as-adjusted basis to reflect (a) the receipt of the estimated net proceeds of approximately $ from the sale of shares of common stock offered by us in this offering, based on an assumed initial public offering price of $ per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and (b) the repayment upon completion of this offering of a $10.0 million promissory note, which we issued in May 2005 to repurchase the Series A Stock.
          You should read the information below in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our financial statements and related notes included elsewhere in this prospectus.

	June 30, 2005

	Actual	As Adjusted

	(unaudited)
	(in thousands, except share
	and per share data)
Cash and cash equivalents	$7,088	$

Long-term liabilities	25
Long-term note payable	10,004
Stockholders’ equity (deficit):
Common stock, $0.001 par value; 45,000,000 shares authorized; 28,395,589 shares issued and 27,466,178 shares outstanding, actual; and shares issued and shares outstanding, as adjusted	28
Additional paid-in capital	3,991
Treasury stock at cost — 929,411 shares of common stock	(148)
Accumulated deficit	(16,905)

Total stockholders’ equity (deficit)	(13,034)

Total capitalization	$(3,005)	$

DILUTION
          Our net tangible book value as of June 30, 2005 was approximately $(13.2) million, or approximately $(0.48) per share of our common stock. Net tangible book value per share represents the amount of our total tangible assets less the amount of our total liabilities, divided by the number of shares of our common stock outstanding as of June 30, 2005. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately after completion of this offering.
          After giving effect to our sale of the                      shares offered by us in this offering at an assumed initial public offering price of $           per share and after deducting estimated underwriting discounts and commissions and our estimated offering expenses, our net tangible book value as of June 30, 2005 would have been approximately $           million, or approximately $           per share of our common stock. This represents an immediate increase in net tangible book value of $           per share to existing stockholders and an immediate dilution in net tangible book value of $           per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of June 30, 2005	$
Increase per share attributable to new investors

Net tangible book value per share after this offering

Dilution per share to new investors		$

          The following table summarizes, as of June 30, 2005, the differences between our existing stockholders and investors in this offering with respect to the total number of shares of our common stock purchased from us, the total consideration paid or to be paid, and the average price per share paid by our existing stockholders and the price per share paid by investors in this offering based on an assumed initial public offering price of $           per share before deducting estimated underwriting discounts and commissions and our estimated offering expenses:

Total
	Shares Purchased			Consideration
Average Price
	Number	Percent		Amount	Percent		Per Share

Existing stockholders			%	$		%	$
New investors

Total		100.0%		$	100.0%		$

          The foregoing discussion and tables assume no exercise of any stock options outstanding as of June 30, 2005. To the extent that these options are exercised, new investors will experience further dilution. As of June 30, 2005, options to purchase 2,995,000 shares of our common stock were outstanding at a weighted average exercise price of $0.84 per share. To the extent that any outstanding options are exercised, there will be further dilution to new investors.

SELECTED FINANCIAL DATA
          The table below sets forth selected financial data for our business for the periods presented. The statement of operations data for the years ended December 31, 2002, 2003 and 2004 and the balance sheet data as of December 31, 2003 and 2004 are derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 2000 and 2001, and the balance sheet data as of December 31, 2000, 2001 and 2002 are derived from unaudited financial statements not included in this prospectus. The statement of operations data for the six months ended June 30, 2004 and 2005 and the balance sheet data as of June 30, 2004 and 2005 are derived from our unaudited financial statements included elsewhere in this prospectus. Such unaudited interim financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with GAAP. You should read the following selected financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of future results.

						Six months ended
	Year ended December 31,					June 30,

	2000	2001	2002	2003	2004	2004	2005

	(unaudited)	(unaudited)
						(unaudited)
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues:
Net revenues from product sales	$—	$122	$172	$237	$481	$136	$422
Net service fee revenues	4,624	8,151	14,718	16,750	20,366	9,434	10,330

Net revenues	4,624	8,273	14,890	16,987	20,847	9,570	10,752
Operating expenses:
Cost of goods sold from product sales	—	5	21	123	193	73	151
Marketing, merchandising and selling	13,721	8,421	8,550	9,942	11,365	5,191	6,078
General and administrative	3,086	3,137	3,449	3,519	3,555	1,792	2,271
Customer support and fulfillment	1,038	1,519	2,390	2,459	2,639	1,206	1,304
Stock-based compensation	—	64	17	251	246	94	493

Total operating expenses	17,845	13,146	14,427	16,294	17,998	8,356	10,297

Income (loss) from operations	(13,221)	(4,873)	463	693	2,849	1,214	455
Other income (expense):
Interest and other income	278	73	37	9	32	7	65
Interest expense	(269)	(346)	(234)	(99)	(15)	(9)	(58)

Other income (expense), net	9	(273)	(197)	(90)	17	(2)	7

Income (loss) before provision for income taxes	(13,212)	(5,146)	266	603	2,866	1,212	462
Provision for income taxes	—	(1)	(4)	(32)	(71)	(38)	(12)

Net income (loss)	$(13,212)	$(5,147)	$262	$571	$2,795	$1,174	$450

Earnings (loss) per share:
Basic	$(0.48)	$(0.19)	$0.01	$0.02	$0.10	$0.04	$0.02

Diluted	$(0.48)	$(0.19)	$0.01	$0.02	$0.10	$0.04	$0.02

Weighted average common shares outstanding:
Basic	27,375,736	27,375,736	27,377,106	27,380,928	27,399,577	27,384,857	27,462,103

Diluted	27,375,736	27,375,736	27,506,289	27,509,135	27,875,011	27,648,403	28,301,488

						Six months ended
	Year ended December 31,					June 30,

	2000	2001	2002	2003	2004	2004	2005

	(in thousands)
Non-GAAP Operating Data:
Merchandise sales	$19,183	$33,100	$60,262	$71,048	$85,809	$39,194	$41,575
Cost of goods sold from merchandise sales	14,559	24,832	45,393	54,184	65,155	29,697	30,974

Gross profit on merchandise sales	$4,624	$8,268	$14,869	$16,864	$20,654	$9,497	$10,601

Gross margin on merchandise sales	24.1%	25.0%	24.7%	23.7%	24.1%	24.2%	25.5%

	December 31,					June 30,

	2000	2001	2002	2003	2004	2004	2005

	(unaudited)	(unaudited)
			(unaudited)			(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$9,566	$5,498	$9,831	$9,209	$16,762	$5,851	$7,088
Working capital	(4,594)	(8,916)	(8,505)	(7,407)	(4,378)	(6,095)	(3,401)
Notes payable to related party	5,000	5,000	5,000	457	—	457	—
Long-term note payable	—	—	—	—	—	—	10,004
Convertible redeemable preferred stock	10,004	10,004	10,004	10,004	10,004	10,004	—
Stockholders’ deficit	(13,730)	(18,468)	(17,952)	(17,058)	(14,010)	(15,796)	(13,034)
Non-GAAP Operating Data
          Regulation G, “Conditions for Use of Non-GAAP Financial Measures,” and other provisions of the Exchange Act define and prescribe the conditions for use of certain non-GAAP financial information. For GAAP financial measurement, we classify net revenues into two categories: net revenues from product sales and net service fee revenues. Net revenues from product sales represent sales by us that are from products sourced from suppliers other than Ritz Camera Centers. Net revenues from product sales consist of product sales and shipping, advertising and warranty revenue, but net of discounts, sales taxes paid by us on behalf of our customers and an allowance for returns. Net service fee revenues represent sales by us of products sourced from Ritz Camera Centers, net of the related cost of goods sold as if we were generating a commission from Ritz Camera Centers on each sale. Net service fee revenues also include shipping and warranty revenue, but net of discounts, sales taxes paid by us on behalf of our customers and an allowance for returns.
          In accordance with EITF 99-19, we are not, for GAAP purposes, considered to be the primary obligor with respect to the sale of products purchased by us from Ritz Camera Centers. As a result, these sales are recorded net of the related cost of goods sold as if we were generating a commission on each sale. We have included the non-GAAP financial measure merchandise sales in the above table to show our revenues as if they were all reported on a gross basis under EITF 99-19. Merchandise sales represents the gross amount at which we sell our products and services to our customers, and includes freight revenue, but is net of sales taxes paid by us on behalf of our customers, discounts and an allowance for returns. We use merchandise sales as a metric for operating and measuring the performance of our business. Nearly all of our variable expenses such as the direct cost of products purchased, advertising and marketing costs, shipping charges from third-party common carriers, revenue sharing agreements, credit card and bank processing fees, licensing fees, sales commissions, auction fees, certain insurance premiums, chargebacks and bad debt are directly related to the level of merchandise sales. We also believe that providing merchandise sales will be useful to investors seeking to compare our operating results with those of competing retailers that report their sales on a gross basis.

          Cost of goods sold from merchandise sales is comprised of two components. The first component, cost of goods sold relating to inventory sourced from Ritz Camera Centers, which is a non-GAAP measure, represents the total purchases of products from Ritz Camera Centers that we made during the applicable period. The second component, cost of goods sold from product sales, which is a GAAP measure, represents the total purchases of products from sources other than Ritz Camera Centers that we made during the applicable period.
          We have also included the non-GAAP financial measure gross profit on merchandise sales in the above table to show our gross profit as if our revenues and cost of goods sold were reported on a gross basis under EITF 99-19. Gross profit on merchandise sales was derived by deducting from merchandise sales the cost of goods sold from product sales, as well as the cost of goods sold related to inventory sourced from Ritz Camera Centers. We use gross profit on merchandise sales as a measure of the profitability of our business and for comparison against other retailers who report sales on a gross basis. We also believe that providing gross profit on merchandise sales will be useful to investors seeking to compare our operating results with those of competing retailers that report their sales on a gross basis. Gross margin on merchandise sales is calculated by dividing our gross profit on merchandise sales for the applicable period by our merchandise sales for the same period.
          Merchandise sales, cost of goods sold from merchandise sales and gross profit on merchandise sales are used in addition to, and in conjunction with, results presented in accordance with GAAP. These non-GAAP financial measures should not be relied upon to the exclusion of our GAAP financial measures. Management strongly encourages investors to review our financial statements in their entirety and to not rely on any single financial measure. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies’ non-GAAP financial measures having the same or similar names. For information about our financial results as reported in accordance with GAAP, see our financial statements and related notes included elsewhere in this prospectus.
          The following table reconciles merchandise sales to our net revenues, which is the most directly comparable GAAP financial measure:

						Six months
	Year ended December 31,					ended June 30,

	2000	2001	2002	2003	2004	2004	2005

	(in thousands)
Reconciliation of Merchandise Sales:
Net revenues	$4,624	$8,273	$14,890	$16,987	$20,847	$9,570	$10,752
Cost of goods sold related to inventory sourced from Ritz Camera Centers	14,559	24,827	45,372	54,061	64,962	29,624	30,823

Merchandise sales	$19,183	$33,100	$60,262	$71,048	$85,809	$39,194	$41,575

          The following table reconciles cost of goods sold from merchandise sales to our cost of goods sold from product sales, which is the most directly comparable GAAP financial measure:

						Six months
	Year ended December 31,					ended June 30,

	2000	2001	2002	2003	2004	2004	2005

	(in thousands)
Reconciliation of Cost of Goods Sold from Merchandise Sales:
Cost of goods sold from product sales	$—	$5	$21	$123	$193	$73	$151
Cost of goods sold related to inventory sourced from Ritz Camera Centers	14,559	24,827	45,372	54,061	64,962	29,624	30,823

Cost of goods sold from merchandise sales	$14,559	$24,832	$45,393	$54,184	$65,155	$29,697	$30,974

          The following table reconciles gross profit on merchandise sales to our net revenues, which is the most directly comparable GAAP financial measure:

						Six months
	Year ended December 31,					ended June 30,

	2000	2001	2002	2003	2004	2004	2005

	(in thousands)
Reconciliation of Gross Profit on Merchandise Sales:
Net revenues	$4,624	$8,273	$14,890	$16,987	$20,847	$9,570	$10,752
Cost of goods sold from product sales	—	5	21	123	193	73	151

Gross profit on merchandise sales	$4,624	$8,268	$14,869	$16,864	$20,654	$9,497	$10,601

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
          The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our selected financial data and the financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this prospectus.
Overview
          We are an award winning, specialty online retailer and e-commerce provider that operates a network of websites offering high quality, branded lifestyle products. Since our inception in 1999, we have become a leader in providing a broad array of digital cameras and photographic products, as well as marine, boating and fishing products at competitive prices for online shoppers. Each of our flagship websites, RitzCamera.com, WolfCamera.com and BoatersWorld.com, benefits from an established brand. Each website is individually branded and marketed while utilizing an outsourced distribution model and sharing a common technology infrastructure, enabling deep product selection, rapid order fulfillment and responsive 24-hour customer service. Through our websites, consumers currently can purchase approximately 4,800 SKUs of digital cameras and other photography products and approximately 30,200 SKUs of marine, boating and fishing products. During 2004, we shipped more than 264,000 orders with an average order value of over $425 for digital cameras and other photography products and over $153 for marine, boating and fishing products.
          We maintain a strategic relationship with Ritz Camera Centers and have a perpetual agreement with them pursuant to which we purchase substantially all of our photographic and boating, marine and fishing products. Under this agreement, we purchase these products at a price equal to their average cost plus a fixed percentage. For the six months ended June 30, 2005, we purchased an aggregate of $30.8 million of products from Ritz Camera Centers. For the years ended December 31, 2002, 2003 and 2004, we purchased an aggregate of $45.4 million, $54.1 million and $65.0 million, respectively, of products from Ritz Camera Centers. Ritz Camera Centers also provides substantially all of our fulfillment and distribution functions with respect to the products we purchase from them for which we pay a fee. We lease space in three Ritz Camera Centers’ distribution and warehouse facilities in Suwanee, Georgia; Topeka, Kansas; and Denton, Maryland, for the purpose of taking possession of inventory and facilitating shipment to our customers. We also obtain substantial benefits from the investment that Ritz Camera Centers has made and continues to make in building and developing the Ritz Camera, Wolf Camera, Boater’s World and related brands. Under our agreement with Ritz Camera Centers, we license the right to use those trademarks on our network of websites and pay a license fee calculated as a percentage of our sales of Ritz Camera Centers’ products for this license.
          In 2002, we entered into agreements to purchase the domain names and email lists of CameraWorld.com, Inc. and PhotoAlley, Inc. These intangible assets were acquired for future consideration equal to a percentage of merchandise sales generated from these sites for the period of five years. For the years ended December 31, 2002, 2003 and 2004, we made aggregate payments of $356,000, $280,000 and $250,000, respectively, pursuant to these agreements and for the six months ended June 30, 2005, we made aggregate payments of $117,000 pursuant to these agreements. In August 2004, we acquired the domain name and email list of eAngler, Inc. in exchange for 100,000 shares of our common stock and a percentage of merchandise sales generated for three years following the closing of such acquisition, of which $100,000 was prepaid as a recoupable advance.

          As of April 6, 2005, America Online, Inc. (“AOL”), the sole stockholder of our outstanding shares of Series A Stock, had the right to sell its shares of Series A Stock back to us for the amount of the original issuance price. On May 27, 2005, we entered into a securities purchase agreement with AOL, pursuant to which we purchased all of the 1,495,294 outstanding shares of Series A Stock from AOL in consideration for a promissory note payable to AOL in the original principal amount of $10.0 million. This note is due on the earlier of the closing of a public offering by us of our common stock, a change in control of our company or December 31, 2006. This note accrues interest at the rate of 6% per annum, which is payable monthly. We plan to use a portion of the proceeds of this offering to repay this note.
          Our business has grown considerably since its launch in 1999. For the six months ended June 30, 2005, we reported net revenues of $10.8 million, an increase of 12.4% from the six months ended June 30, 2004, and merchandise sales of $41.6 million, an increase of 6.1% from the six month period ended June 30, 2004. For the year ended December 31, 2004, we reported net revenues of $20.8 million, an increase of 22.7% from the prior year, and merchandise sales of $85.8 million, an increase of 20.8% from the prior year. Our two main product lines, photography and marine, comprised 82.3% and 17.1%, respectively, of our merchandise sales in 2004. Marine’s share of the product mix has seen moderate growth each year since 2002 when the mix was 85.2% of photography merchandise sales and 14.7% of marine merchandise sales. We have historically experienced some seasonality with photography sales the largest in the fourth quarter of each year largely due to holiday spending and marine sales the largest in the second quarter of each year as consumers prepare for their boating and fishing activities in the summer months. In 2004, the fourth quarter accounted for 34.6% of photography merchandise sales for the year while the second quarter accounted for 35.6% of marine merchandise sales for the year. In our first full year of operations in 2000, the fourth quarter accounted for 54.0% of our merchandise sales, while in the fourth quarter of 2004, that percentage had declined to 32.0%. As our business matures, we believe it will become less impacted by seasonality.
          In addition to seasonality, photography sales have historically been highly concentrated among a small number of products (which products historically have changed from period to period) and are significantly impacted by new product introductions. In 2004, approximately 37% of photography merchandise sales were derived from five products and related accessories. In 2003, the top five products and their related accessories accounted for approximately 32% of photography merchandise sales.
          The gross margin on merchandise sales in 2004 was 24.1%, up from 23.7% for 2003, largely due to the mix of products sold. Historically, our gross margin on marine merchandise sales has exceeded our gross margin on photography merchandise sales. Our operating expenses as a percentage of merchandise sales have decreased in each of the last three years from 23.9% in 2002, to 22.9% in 2003 and to 20.7% in 2004. We do not, however, anticipate this trend to continue with respect to marketing and advertising expenses due to increasing costs of advertising online, and we also expect to incur higher general and administrative expenses in absolute dollars due to the increased costs of becoming and operating as a public company.
Financial Overview
          Our management monitors a variety of metrics on a regular basis in order to track the progress of our business and make adjustments as necessary. We believe that the most important of these measures include merchandise sales, gross profit on merchandise sales, gross margin on merchandise sales, marketing expenses as a percentage of merchandise sales, number of orders shipped, average order value and customer service call center costs as a percentage of related merchandise sales.

Net Revenues
          We derive our revenues principally from the sale of products. We recognize product and related shipping revenue when both title and risk of loss on the products has transferred to the customer, which we have determined occurs upon the estimated date of receipt of the products by the customer. Our revenues fluctuate from period to period as a result of seasonality, as well as special promotional offers and the introduction of popular new products.
          Our net revenues are classified into two categories: net revenues from product sales and net service fee revenues. Net revenues from product sales represent the sales by us of products sourced from suppliers other than Ritz Camera Centers. Net revenues from product sales consist of product sales and shipping, advertising and warranty revenue and are net of discounts, sales taxes paid by us on behalf of our customers and an allowance for returns. Net service fee revenues represent the sales by us of products sourced from Ritz Camera Centers, which are net of the related cost of goods sold as if we were generating a commission from Ritz Camera Centers on each sale. Net service fee revenues also include shipping and warranty revenue, but are net of discounts, sales taxes paid by us on behalf of our customers and an allowance for returns.
          Sales of photography, marine, boating and fishing products have accounted for substantially all of our net revenues for each of the years ended December 31, 2002, 2003 and 2004. We believe that the principal factors affecting our net revenues consist of new product introductions by manufacturers, the average order size placed by our customers, the number of orders placed by our customers, promotional offers that we make available to our customers and our ability to attract customers to our websites.
Cost of Goods Sold from Product Sales
          Cost of goods sold from product sales consists of the cost of products sold for products sourced from suppliers other than Ritz Camera Centers.

Marketing, Merchandising and Selling Expenses
          Marketing, merchandising and selling expenses consist of shipping costs, advertising expenses, credit card processing fees, fees paid under our affiliate program, payments under certain revenue sharing arrangements, payroll and overhead associated with our marketing, merchandising and sales personnel, licensing fees paid to Ritz Camera Centers, credit card chargebacks and an allowance for bad debts. Our licensing fees, credit card processing fees and payments under certain of our revenue sharing agreements are tied directly to our merchandise sales and accordingly will fluctuate based upon the level of merchandise sales that we generate. We also anticipate that online advertising costs will rise as a result of increasing competition for the purchase of key words and other online advertising space.
General and Administrative Expenses
          General and administrative expenses consist primarily of payroll and related expenses for executive and administrative personnel, website management costs, professional fees, depreciation, facilities expenses and other general corporate expenses. Following this offering, we anticipate we will incur additional general and administrative expenses related to operating as a public company, such as increased legal and accounting expenses, investor relations costs and higher insurance premiums. We expect that the costs of compliance associated with the transition to, and operation as, a public company, including requirements relating to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 and to changes in corporate governance practices, will be significant.

Customer Support and Fulfillment Expenses
          Customer support and fulfillment expenses consist of handling costs paid to Ritz Camera Centers, payroll and related expenses for our in-house customer service call center and warehouse-based employees, the costs for our two outsourced customer call centers and telephone expenses related to the customer call centers. The handling costs that we pay to Ritz Camera Centers are variable and are a function of the number of orders shipped and the number of shipments necessary to fulfill each order. The outsourced call center costs and telephone expenses are primarily variable and are generally a function of merchandise sales.

Stock-Based Compensation Expenses
          Stock-based compensation expenses represent the fair value of non-employee compensation from stock options issued for services rendered to us.

Other Income (Expense), Net
          Other income (expense), net consists primarily of imputed interest expense on a note payable to a related party, which was repaid in full in October 2004, and interest expense on a note payable issued in May 2005 in connection with the repurchase of our Series A Stock, which interest expenses have been offset by interest income on cash balances.
Critical Accounting Policies and Estimates
          Our financial statements have been prepared in accordance with GAAP. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, net revenues and expenses, as well as the disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of our assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates, and we include any revisions to our estimates in our results for the period in which the actual amounts become known.
          We believe the critical accounting policies described below affect the more significant judgments and estimates used in the preparation of our financial statements. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.
Revenue Recognition
          We adhere to the revised guidelines and principles of Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition (“SAB 104”), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. Under SAB 104, sales are recognized when the title and risk of loss are passed to the customer, there is persuasive evidence of an arrangement for the sale, delivery has occurred and/or services have been rendered, the sales price is fixed or determinable and collectability is reasonably assured. Under these guidelines, we recognize a majority of our revenues, including revenues from product sales and gross outbound shipping and handling charges, upon the estimated date of receipt of the product by the customer. We utilize our third-party freight carrier information to estimate when delivery has been made. We estimate potential future product returns related to current period revenues by analyzing historical customer returns.
          We evaluate the criteria outlined in EITF 99-19 in determining whether it is appropriate to record the gross amount of product revenues and related costs or the net amount earned as service fees. The vast majority of revenues generated by us is from the sale of inventory we purchased from

Ritz Camera Centers. With respect to these transactions, we take title and possession of the inventory, coordinate shipping to our customers, have physical loss inventory risk, latitude in pricing and bear 100% of the credit risk. We, however, sell products under RitzCamera.com, BoatersWorld.com and other domain names pursuant to our trademark license with Ritz Camera Centers. As a result, our customers may believe they are doing business with Ritz Camera Centers as opposed to Ritz Interactive. Given this and the related party nature of the relationship between us and Ritz Camera Centers, we are not, for GAAP purposes, considered to be the primary obligor with respect to the sale of products purchased by us from Ritz Camera Centers. Accordingly, we record these sales net of the related cost of goods sold as if we were generating a commission on each sale. As such, sales transactions are presented on a net basis as net service fee revenues on our Statements of Operations. With respect to the sale of products purchased by us from sources other than Ritz Camera Centers, revenue is recorded on a gross basis if we are the primary obligor, have latitude in establishing prices and selecting suppliers, and bear the credit risk.
Stock-Based Compensation
          We account for stock-based employee compensation under the recognition and measurement principles of Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees (“APB 25”). Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), established accounting and disclosure requirements using a fair value based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, we have elected to continue to apply the intrinsic value based method of accounting under APB 25 and have adopted the disclosure requirements of SFAS 123 and related SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (“SFAS 148”). We account for stock-based compensation issued to non-employees for goods and services at fair value under the provisions of SFAS 123 and the EITF issued EITF 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services (“EITF 96-18”). Prior to reaching a measurement date under EITF 96-18, we record compensation expense on a variable basis under the model required by the Financial Accounting Standards Board (“FASB”) Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, which requires us to estimate the value of the options granted at each period end and record compensation expense associated with the new estimated value. In periods where our stock valuation is increasing, compensation expense associated with options accounted for under variable accounting will increase as well.
          We have not issued any stock options for which the exercise price of the option was less than the deemed fair value of our common stock at the date of grant. Because there has been no public market for our stock, our board of directors has determined the fair value of our common stock-based upon several factors, including, but not limited to, our operating and financial performance, valuations of comparable online retailers and a valuation analysis performed by an independent valuation firm. For the years ended December 31, 2002, 2003 and 2004, we recorded non-employee stock based compensation expenses of $17,000, $251,000 and $246,000, respectively. For the six months ended June 30, 2004 and 2005, we recorded non-employee stock compensation expenses of $94,000 and $493,000, respectively.
          In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), which is a revision of SFAS 123. SFAS 123R supersedes APB 25 and amends SFAS No. 95, Statement of Cash Flows. Generally, SFAS 123R uses a similar approach for quantifying stock-based compensation to that described in SFAS 123; however, SFAS 123R requires all stock-based compensation expense to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. As a result, the pro forma disclosure previously permitted by SFAS No. 123 will no longer be an alternative. The new standard will be effective for public entities in the first annual reporting period beginning after June 15, 2005.

SFAS 123R offers us alternative methods of adopting this standard. At the present time, we have not yet determined which alternative method we will use and the resulting impact on our financial position or results of operations.
Impairment of Long-Lived Assets
          We assess the recoverability of our long-lived assets on an annual basis or whenever adverse events or changes in circumstances or business climate indicate that expected undiscounted future cash flows related to such long-lived assets may not be sufficient to support the net book value of such assets. Such a triggering event could include a significant decrease in the market value of an asset, a significant change in the extent or manner in which an asset is used or a significant physical change in an asset. If undiscounted cash flows are not sufficient to support the recorded assets, impairment is recognized to reduce the carrying value of the long-lived asset to the estimated fair value. Estimated fair value is determined by discounting the future expected cash flows using a current discount rate in effect at the time of impairment. Cash flow projections, although subject to a degree of uncertainty, are based on trends of historical performance and management’s estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions. Additionally, in conjunction with the review for impairment, we assess the remaining estimated lives of certain of our long-lived assets.
Income Taxes
          We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized by applying statutory rates in effect in the years in which the differences between the financial reporting and tax filing bases of existing assets and liabilities are expected to reverse. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. At December 31, 2003 and 2004, we established a valuation allowance on our deferred tax assets due to uncertainty of realization.

Results of Operations
          The following table sets forth selected statement of operations data for the periods indicated, expressed as a percentage of net revenues:

				Six months
	Year ended			ended
	December 31,			June 30,

	2002	2003	2004	2004	2005

As a Percentage of Net Revenues:
Revenues:
Net revenues from product sales	1.2%	1.4%	2.3%	1.4%	3.9%
Net service fee revenues	98.8	98.6	97.7	98.6	96.1

Net revenues	100.0	100.0	100.0	100.0	100.0
Operating expenses:
Cost of goods sold from product sales	0.1	0.7	0.9	0.8	1.4
Marketing, merchandising and selling	57.4	58.5	54.5	54.2	56.5
General and administrative	23.2	20.7	17.1	18.7	21.1
Customer support and fulfillment	16.1	14.5	12.7	12.6	12.1
Stock-based compensation	0.1	1.5	1.2	1.0	4.6

Total operating expenses	96.9	95.9	86.4	87.3	95.7

Income from operations	3.1	4.1	13.6	12.7	4.3
Other income (expense):
Interest and other income	0.2	0.1	0.2	0.1	0.6
Interest expense	(1.6)	(0.6)	(0.1)	(0.1)	(0.5)

Other income (expense), net	(1.4)	(0.5)	0.1	(0.0)	0.1

Income before provision for income taxes	1.7	3.6	13.7	12.7	4.4
Provision for income taxes	(0.0)	(0.2)	(0.3)	(0.4)	(0.1)

Net income	1.7%	3.4%	13.4%	12.3%	4.3%

          The following table sets forth selected statement of operations data for the periods indicated, expressed as a percentage of merchandise sales:

				Six months
	Year ended			ended
	December 31,			June 30,

	2002	2003	2004	2004	2005

As a Percentage of Merchandise Sales:
Merchandise sales(1)	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold from merchandise sales(1)	75.3	76.3	75.9	75.8	74.5

Gross margin on merchandise sales	24.7	23.7	24.1	24.2	25.5
Operating expenses:
Marketing, merchandising and selling	14.2	14.0	13.2	13.2	14.6
General and administrative	5.7	5.0	4.1	4.6	5.5
Customer support and fulfillment	4.0	3.5	3.1	3.1	3.1
Stock-based compensation	0.0	0.4	0.3	0.2	1.2

Total operating expenses	23.9	22.9	20.7	21.1	24.4

Income from operations	0.8	0.8	3.4	3.1	1.1
Other income (expense):
Interest and other income	0.1	0.0	0.0	0.0	0.2
Interest expense	(0.4)	(0.1)	(0.0)	(0.0)	(0.1)

Other income (expense), net	(0.3)	(0.1)	(0.0)	(0.0)	0.1

Income before provision for income taxes	0.5	0.7	3.4	3.1	1.2
Provision for income taxes	(0.0)	(0.0)	(0.1)	(0.1)	(0.0)

Net income	0.5%	0.7%	3.3%	3.0%	1.2%

(1)	For additional information regarding our use of these non-GAAP financial measures, see “Selected Financial Data — Non-GAAP Operating Data.”

Six Months Ended June 30, 2005 Compared to Six Months Ended June 30, 2004

Net Revenues
          Net revenues increased $1.2 million or 12.4% to $10.8 million in the six months ended June 30, 2005 from $9.6 million in the comparable period of 2004. Merchandise sales increased $2.4 million or 6.1% to $41.6 million in the six months ended June 30, 2005 from $39.2 million in the comparable period of 2004. These increases were primarily due to a substantial increase in our marketing and promotional efforts and higher advertising revenues. We shipped 132,000 orders in the first six months of 2005 in comparison to 122,000 orders for the same period in 2004, an increase of 8.2%. Our average merchandise sale per order decreased slightly to $315 in the first six months of 2005 from $321 for the same period in 2004 primarily as a result of a change in product mix. In the first half of 2005, our top five cameras and their related accessories, including the Nikon D2X digital camera that Nikon introduced in March 2005, accounted for approximately 44% of our photography merchandise sales. The other top selling cameras and their related accessories in the first half of 2005 included the Nikon D70, Canon Digital Rebel and certain other Canon EOS models, which collectively represented significant sales in the first half of 2004. In contrast, the top five marine, boating and fishing products accounted for approximately 5% of total marine, boating and fishing merchandise sales in the first half of 2005.
          Gross margin on merchandise sales increased to 25.5% in the first six months of 2005 from 24.2% in the same period of 2004, largely due to a change in product mix.

Cost of Goods Sold from Product Sales
          Cost of goods sold from product sales increased $78,000 or 106.8% to $151,000 in the six months ended June 30, 2005 from $73,000 in the comparable period of 2004. This increase was primarily the result of increased product sales.

Marketing, Merchandising and Selling Expenses
          Marketing, merchandising and selling expenses increased $887,000 or 17.1% to $6.1 million in the six months ended June 30, 2005 from $5.2 million in the comparable period of 2004. This increase was primarily the result of higher online marketing and advertising expenses of $698,000, higher freight and handling expenses of $134,000 and higher credit card processing fees of $88,000. As a percentage of net revenues, marketing, merchandising and selling expenses for the first half of 2005 increased to 56.5% from 54.2% in the same period of 2004. As a percentage of merchandise sales, marketing, merchandising and selling expenses for the first half of 2005 increased to 14.6% from 13.2% in the same period of 2004. The increase as a percentage of net revenues and merchandise sales was primarily due to an increased level of online and other advertising efforts to promote our websites combined with the rising costs of advertising online. We anticipate that online advertising costs in absolute dollars will continue to rise as a result of increasing competition for the purchase of key words and other online advertising space.

General and Administrative Expenses
          General and administrative expenses increased $479,000 or 26.7% to $2.3 million in the six months ended June 30, 2005 from $1.8 million in the comparable period of 2004. This increase was primarily the result of higher accounting, legal and other professional fees of $414,000 as a result of certain non-capitalizable costs incurred in connection with our efforts to become a public company, including costs associated with complying with Section 404 of the Sarbanes-Oxley Act of 2002. As a percentage of net revenues, these expenses increased to 21.1% in the first six months of 2005 from 18.7% in the same period of 2004. As a percentage of merchandise sales, these expenses increased to 5.5% in the first six months of 2005 from 4.6% in the same period of 2004. We expect our general and administrative expenses will continue to increase in absolute dollars as we increase sales, expand our staff and incur additional costs related to the growth of our business and operations and the legal and accounting compliance requirements associated with being a public company.
Customer Support and Fulfillment Expenses
          Customer support and fulfillment expenses increased $98,000 or 8.1% to $1.3 million in the six months ended June 30, 2005 from $1.2 million in the comparable period of 2004 primarily due to a 7.7% increase in the number of customer orders. Outsourced customer service center costs increased $67,000 while in-house customer service wages and related payroll benefits increased $11,000. As a percentage of merchandise sales, these expenses remained unchanged at 3.1% in the first six months of 2005 and 2004.
Stock-Based Compensation Expenses
          Stock-based compensation expenses increased $399,000 or 424.5% to $493,000 in the six months ended June 30, 2005 from $94,000 in the comparable period of 2004. This increase was primarily due to an amendment to our largest non-employee stock option in April 2005 to immediately vest the remaining unvested portion of such option. As a percentage of net revenues, stock-based compensation expenses increased to 4.6% in the first six months of 2005 from 1.0% in the same period of 2004. As a percentage of merchandise sales, stock-based compensation expenses increased to 1.2% in the first six months of 2005 from 0.2% in the same period of 2004.
Other Income (Expense), Net
          Other income (expense), net increased to net other income of $7,000 in the six months ended June 30, 2005 from net other expense of $2,000 in the comparable period of 2004 due to the repayment by the end of 2004 of the remaining $457,000 balance of a note payable to a related party and due to interest income earned on our comparably higher cash position, offset in part by interest expense on a note payable issued in May 2005 in connection with the repurchase of our Series A Stock.
Income Taxes
          In the six months ended June 30, 2005, an income tax provision of $12,000 was recorded compared to an income tax provision of $38,000 for the same period of 2004.
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
Net Revenues
          Net revenues increased $3.8 million or 22.7% to $20.8 million in 2004 from $17.0 million in 2003, with 77.3% of the increase attributable to sales of photography products and 21.9% of the increase attributable to sales of marine, boating and fishing products. Merchandise sales increased $14.8 million or 20.8% to $85.8 million in 2004 from $71.0 million in 2003. The increase in merchandise sales was due primarily to the introduction of the Nikon D70 digital camera in March 2004 and growing market acceptance of digital cameras by consumers. To a lesser extent, the increase also resulted from the offline branding and advertising efforts of Ritz Camera Centers in which certain of our domain names are included and on our continued online advertising and marketing efforts, including qualified free shipping offers and our no sales tax promotion. We shipped approximately 264,000 orders in 2004 in comparison to approximately 222,000 orders in 2003, an increase of 18.9%. Our average merchandise sales per order increased slightly to $325 in 2004 from $320 in 2003. In 2004, our top five cameras and their related accessories accounted for approximately 37% of our photography merchandise sales. In contrast, the top five marine, boating and fishing products accounted for approximately 4% of total marine, boating and fishing merchandise sales in 2004.
          Gross margin on merchandise sales improved slightly to 24.1% in 2004 from 23.7% in 2003, largely due to the mix of products sold.

Cost of Goods Sold from Product Sales
          Cost of goods sold from product sales increased $70,000 or 56.9% to $193,000 in 2004 from $123,000 in 2003. This increase was primarily the result of increased product sales.
Marketing, Merchandising and Selling Expenses
          Marketing, merchandising and selling expenses increased $1.5 million or 14.3% to $11.4 million in 2004 from $9.9 million in 2003. This increase was primarily the result of increases in shipping costs of $838,000, credit card processing fees of $358,000 and licensing fees of $142,000 resulting from increased merchandise sales, as well as an increase in wages and related payroll benefits of $74,000. These increases were slightly offset by a $116,000 decrease in credit card chargebacks. As a percentage of net revenues, marketing, merchandising and selling expenses decreased to 54.5% in 2004 from 58.5% in 2003. As a percentage of merchandise sales, marketing, merchandising and selling expenses decreased to 13.2% in 2004 from 14.0% in 2003. These declines were primarily due to increased efficiency in online and other advertising expenditures that remained relatively unchanged in 2004 compared to 2003 despite a 22.7% increase in net revenues.
General and Administrative Expenses
          General and administrative expenses increased $36,000 or 1.0% to $3.6 million in 2004 from $3.5 million in 2003 primarily resulting from increased accounting, legal and other professional fees of $117,000 and increased wages and related payroll benefits of $127,000, partially offset by decreases in depreciation expenses of $82,000 and website management costs of $68,000. As a percentage of net revenues, these expenses decreased to 17.1% in 2004 from 20.7% in 2003. As a percentage of merchandise sales, these expenses decreased to 4.1% in 2004 from 5.0% in 2003. These declines were primarily caused by our growth in net revenues and merchandise sales, which outpaced the growth of our general and administrative expenses.
Customer Support and Fulfillment Expenses
          Customer support and fulfillment expenses increased $180,000 or 7.3% to $2.6 million in 2004 from $2.5 million in 2003 primarily due to a 19.4% increase in customer orders from 2003 to 2004. This 19.4% increase in customer orders in 2004 resulted in a $83,000 increase in in-house customer service wages and related payroll benefits, due primarily to increases in employee headcount, and a $97,000 increase in our outsourced customer service center costs. As a percentage of net revenues, these expenses slightly decreased to 12.7% in 2004 from 14.5% in 2003. As a percentage of merchandise sales, these expenses decreased to 3.1% in 2004 from 3.5% in 2003.
Stock-Based Compensation Expenses
          Stock-based compensation expenses decreased $5,000 or 2.0% to $246,000 in 2004 from $251,000 in 2003, primarily due to a lower amount of non-employee stock options vesting in 2004 compared to 2003. As a percentage of net revenues, stock-based compensation expenses decreased to 1.2% in 2004 from 1.5% in 2003. As a percentage of merchandise sales, stock-based compensation expenses decreased to 0.3% in 2004 from 0.4% in 2003.
Other Income (Expense), Net
          Other income (expense), net increased to income of $17,000 in 2004 from expense of $90,000 in 2003 due to the repayment during 2003 of $4.5 million of a $5.0 million note payable to a related party, as well as interest income earned on our increasing cash position in 2004.
Income Taxes
          At December 31, 2004, we had federal and state net operating loss (“NOL”) carryforwards of $15.4 million and $13.7 million, respectively. The federal NOLs expire in 2019 through 2024 and the state NOLs expire in 2008 through 2014.

          We provided for income taxes of $71,000 in 2004 compared to $32,000 in 2003, with the increase relating primarily to an increase in our federal alternative minimum income tax. Based on the information then available to us, we determined that the available objective evidence created uncertainty regarding the realization of our deferred tax assets such that we recorded a full valuation allowance at that time. The factors leading to this decision included the fact that we had only a brief operating history with losses from our inception in 1999 through 2001, the fact that the market in which we operate is competitive and our lack of carryback capacity to realize the deferred tax assets.
Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
Net Revenues
          Net revenues increased $2.1 million or 14.1% to $17.0 million in 2003 from $14.9 million in 2002, with 71.3% of the increase coming from sales of photography products and 28.3% of the increase attributable to sales of marine, boating and fishing products. Merchandise sales increased $10.7 million or 17.9% to $71.0 million in 2003 from $60.3 million in 2002. These increases were due primarily to the increasing popularity of digital cameras, increasing sales from the Wolf Camera brand that was licensed in late 2001 and the full year impact on net revenues and merchandise sales of the CameraWorld.com and PhotoAlley.com domain names and other intangible assets acquired in mid-2002. In addition, the popular Canon EOS 10D and Canon Digital Rebel were introduced in 2003 while the Nikon D100, which was introduced in the third quarter of 2002, continued to sell very well throughout 2003. In 2003, our top five cameras and their related accessories accounted for approximately 32% of our photography merchandise sales. In contrast, the top five marine, boating and fishing products accounted for approximately 3% of total marine, boating and fishing merchandise sales in 2003. We shipped approximately 222,000 orders in 2003 in comparison to approximately 204,000 orders in 2002, an increase of 8.8%. Our average merchandise sales per order increased to $320 in 2003 from $295 in 2002, an increase of 8.0%.
          Gross margin on merchandise sales decreased to 23.7% in 2003 from 24.7% in 2002, largely due to the mix of products sold.
Cost of Goods Sold from Product Sales
          Cost of goods sold from product sales increased $102,000 or 485.7% to $123,000 in 2003 from $21,000 in 2002. This increase was primarily the result of increased product sales.
Marketing, Merchandising and Selling Expenses
          Marketing, merchandising and selling expenses increased $1.3 million or 16.3% to $9.9 million in 2003 from $8.6 million in 2002. This increase was primarily the result of increased online advertising and merchandise revenue sharing costs of $693,000, shipping costs of $364,000, credit card processing fees of $133,000, licensing fees of $103,000 and eBay auction fees of $89,000, each resulting from increased merchandise sales. As a percentage of net revenues, marketing, merchandising and selling expenses increased slightly to 58.5% in 2003 from 57.4% in 2002. As a percentage of merchandise sales, marketing, merchandising and selling expenses increased slightly to 14.0% in 2003 from 14.2% in 2002. These increases were primarily due to increased online and other advertising expenditures.
General and Administrative Expenses
          General and administrative expenses increased $70,000 or 2.0% to $3.5 million in 2003 from $3.4 million in 2002. General and administrative expenses remained relatively unchanged in 2003 compared to 2002, despite an increase in net revenues of 14.1%. As a percentage of net revenues, these expenses decreased to 20.7% in 2003 from 23.2% in 2002. As a percentage of merchandise sales, these expenses decreased to 5.0% in 2003 from 5.7% in 2002.

Customer Support and Fulfillment Expenses
          Customer support and fulfillment expenses increased only $69,000 or 2.9% to $2.5 million in 2003 from $2.4 million in 2002 despite an 8.8% increase in customer orders. We incurred only a slight increase in these expenses in 2003 primarily as a result of shifting more of our customer call center workload to our outsourced customer service center, which is more cost effective than our in-house customer service center. As a percentage of net revenues, these expenses decreased to 14.5% in 2003 from 16.1% in 2002. As a percentage of merchandise sales, these expenses decreased to 3.5% in 2003 from 4.0% in 2002.
Stock-Based Compensation Expenses
          Stock-based compensation expenses increased to $251,000 in 2003 from $17,000 in 2002 primarily due to the valuation assigned to certain options issued in conjunction with our licensing of the Wolf Camera brand.
Other Income (Expense), Net
          Other expense, net improved to $90,000 in 2003 from $197,000 in 2002 as a result of the substantial repayment in 2003 of a $5.0 million note payable to a related party that was outstanding during all of 2002.
Income Taxes
          At December 31, 2003, we had federal and state NOL carryforwards of $18.6 million and $12.3 million, respectively. California suspended the use of NOL carryforwards for tax years 2002 and 2003.
          We provided for income taxes of $32,000 in 2003 compared to $4,000 in 2002, with the increase relating primarily to an increase in our state income taxes. Based on the information then available to us, we determined that the available objective evidence created uncertainty regarding the realization of our deferred tax assets such that we recorded a full valuation allowance at that time. The factors leading to this decision included the fact that we had only a brief operating history with losses from our inception in 1999 through 2001, the fact that the market in which we operate is competitive and our lack of carryback capacity to realize the deferred tax assets.
Quarterly Results of Operations
          The following table sets forth quarterly results of operations data for each of the eight quarters ended December 31, 2004 and the two quarters ended June 30, 2005. This quarterly information is unaudited, but has been prepared on the same basis as the annual financial statements and, in the opinion of our management, reflects all adjustments necessary for a fair representation of the information for the periods presented. The quarterly results of operations data should be read in conjunction with our audited financial statements and the related notes included elsewhere in this prospectus. Operating results for any quarter are not necessarily indicative of results for any future period. Our quarterly financial results, including our net revenues and net income (loss), have fluctuated in the past and may continue to fluctuate in the future based on a number of factors, many of which are beyond our control. These factors include the timing and number of new product introductions, price competition, advertising and marketing costs, operating costs relating to expansion, future acquisition costs, inability to convert our website visitors to customers, adverse weather conditions, the costs associated with becoming and operating as a public company and seasonality.

	Quarter ended

	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,
	2003	2003	2003	2003	2004	2004	2004	2004	2005	2005

	(in thousands, except per share data)
Revenues:
Net revenues from product sales	$51	$51	$41	$94	$64	$72	$71	$274	$216	$206
Net service fee revenues	2,631	4,293	3,866	5,960	3,749	5,685	4,684	6,248	4,050	6,280
Net revenues	2,682	4,344	3,907	6,054	3,813	5,757	4,755	6,522	4,266	6,486
Operating expenses:
Cost of goods sold from product sales	27	24	25	47	37	36	40	80	65	86
Marketing, merchandising and selling	1,761	2,362	2,401	3,418	2,143	3,047	2,465	3,709	2,665	3,413
General and administrative	910	852	880	877	932	860	875	888	1,189	1,082
Customer support and fulfillment	488	616	596	759	512	694	605	828	608	696
Stock-based compensation	—	—	—	251	40	54	70	82	60	433

Total operating expenses	3,186	3,854	3,902	5,352	3,664	4,691	4,055	5,587	4,587	5,710

Income (loss) from operations	(504)	490	5	702	148	1,066	700	935	(321)	776
Other income (expense):
Interest and other income	4	2	1	2	3	4	6	19	28	37
Interest expense	(36)	(28)	(27)	(8)	(4)	(5)	(5)	(1)	—	(58)

Other income (expense), net	(32)	(26)	(26)	(6)	(1)	(1)	1	18	28	(21)
Income (loss) before benefit (provision) for income taxes	(536)	464	(21)	696	147	1,065	701	953	(293)	755

Benefit (provision) for income taxes	23	(24)	—	(31)	(4)	(34)	(23)	(10)	—	(12)

Net income (loss)	$(513)	$440	$(21)	$665	$143	$1,031	$678	$943	$(293)	$743

Earnings (loss) per share:
Basic	$(0.02)	$0.02	$(0.00)	$0.02	$0.01	$0.04	$0.02	$0.03	$(0.01)	$0.03

Diluted	$(0.02)	$0.02	$(0.00)	$0.02	$0.01	$0.04	$0.02	$0.03	$(0.01)	$0.03

Non-GAAP Operating Data(1):
Merchandise sales	$11,337	$18,168	$16,114	$25,429	$15,758	$23,436	$19,227	$27,387	$17,339	$24,237
Cost of goods sold from merchandise sales	8,682	13,848	12,232	19,422	11,982	17,715	14,512	20,946	13,137	17,837

Gross profit on merchandise sales	$2,655	$4,320	$3,882	$6,007	$3,776	$5,721	$4,715	$6,441	$4,202	$6,400

Gross margin on merchandise sales	23.4%	23.8%	24.1%	23.6%	24.0%	24.4%	24.5%	23.5%	24.2%	26.4%

(1)	For additional information regarding our use of these non-GAAP financial measures, see “Selected Financial Data — Non- GAAP Operating Data.”

          The following table reconciles merchandise sales to our net revenues, which is the most directly comparable GAAP financial measure:

	Quarter ended

	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,
	2003	2003	2003	2003	2004	2004	2004	2004	2005	2005

	(in thousands)
Reconciliation of Merchandise Sales:
Net revenues	$2,682	$4,344	$3,907	$6,054	$3,813	$5,757	$4,755	$6,521	$4,267	$6,486
Cost of goods sold related to inventory sourced from Ritz Camera Centers	8,655	13,824	12,207	19,375	11,945	17,679	14,472	20,866	13,072	17,751

Merchandise sales	$11,337	$18,168	$16,114	$25,429	$15,758	$23,436	$19,227	$27,387	$17,339	$24,237

          The following table reconciles cost of goods sold from merchandise sales to our cost of goods sold from product sales, which is the most directly comparable GAAP financial measure:

	Quarter ended

	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,
	2003	2003	2003	2003	2004	2004	2004	2004	2005	2005

	(in thousands)
Reconciliation of Cost of Goods Sold from Merchandise Sales:
Cost of goods sold from product sales	$27	$24	$25	$47	$37	$36	$40	$80	$65	$86
Cost of goods sold related to inventory sourced from Ritz Camera Centers	8,655	13,824	12,207	19,375	11,945	17,679	14,472	20,866	13,072	17,751

Cost of goods sold from merchandise sales	$8,682	$13,848	$12,232	$19,422	$11,982	$17,715	$14,512	$20,946	$13,137	$17,837

          The following table reconciles gross profit on merchandise sales to our net revenues, which is the most directly comparable GAAP financial measure:

	Quarter ended

	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,
	2003	2003	2003	2003	2004	2004	2004	2004	2005	2005

	(in thousands)
Reconciliation of Gross Profit on Merchandise Sales:
Net revenues	$2,682	$4,344	$3,907	$6,054	$3,813	$5,757	$4,755	$6,521	$4,267	$6,486
Cost of goods sold from product sales	27	24	25	47	37	36	40	80	65	86

Gross profit on merchandise sales	$2,655	$4,320	$3,882	$6,007	$3,776	$5,721	$4,715	$6,441	$4,202	$6,400

          The following table sets forth our quarterly results of operations data as a percentage of net revenues for each of the eight quarters ended December 31, 2004 and the two quarters ended June 30, 2005.

	Quarter ended

	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,
	2003	2003	2003	2003	2004	2004	2004	2004	2005	2005

As a Percentage of Net Revenues:
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Cost of goods sold from product sales	1.0	0.6	0.6	0.8	1.0	0.6	0.8	1.2	1.5	1.3
Marketing, merchandising and selling	65.7	54.4	61.5	56.5	56.2	52.9	51.8	56.9	62.5	52.6
General and administrative	33.9	19.6	22.5	14.5	24.4	14.9	18.4	13.6	27.9	16.7
Customer support and fulfillment	18.2	14.2	15.3	12.5	13.4	12.1	12.7	12.7	14.3	10.7
Stock-based compensation	0.0	0.0	0.0	4.2	1.0	0.9	1.5	1.3	1.4	6.7

Total operating expenses	118.8	88.8	99.9	88.5	96.0	81.4	85.2	85.7	107.6	88.0

Income (loss) from operations	(18.8)	11.2	0.1	11.5	4.0	18.6	14.8	14.3	(7.6)	12.0
Other income (expense):
Interest and other income	0.1	0.0	0.0	0.0	0.1	0.1	0.1	0.3	0.7	0.6
Interest expense	(1.3)	(0.6)	(0.7)	(0.1)	(0.1)	(0.1)	(0.1)	(0.0)	0.0	(0.9)

Other income (expense), net	(1.2)	(0.6)	(0.7)	(0.1)	(0.1)	(0.0)	0.0	0.3	0.7	(0.3)

Income (loss) before benefit (provision) for income taxes	(20.0)	10.6	(0.6)	11.4	3.9	18.6	14.8	14.6	(6.9)	11.7

Benefit (provision) for income taxes	0.9	(0.6)	0.0	(0.5)	(0.1)	(0.6)	(0.5)	(0.2)	(0.0)	(0.2)

Net income (loss)	(19.1)%	10.0%	(0.6)%	10.9%	3.8%	18.0%	14.3%	14.4%	(6.9)%	11.5%

          The following table sets forth our quarterly results of operations data as a percentage of merchandise sales for each of the eight quarters ended December 31, 2004 and the two quarters ended June 30, 2005.

	Quarter ended

	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,
	2003	2003	2003	2003	2004	2004	2004	2004	2005	2005

As a Percentage of Merchandise Sales:
Merchandise sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold from merchandise sales	76.6	76.2	75.9	76.4	76.0	75.6	75.5	76.5	75.8	73.6

Gross margin on merchandise sales	23.4	23.8	24.1	23.6	24.0	24.4	24.5	23.5	24.2	26.4
Operating expenses:
Marketing, merchandising and selling	15.5	13.0	14.9	13.4	13.6	13.0	12.8	13.5	15.4	14.1
General and administrative	8.0	4.7	5.5	3.4	5.9	3.7	4.6	3.2	6.9	4.5
Customer support and fulfillment	4.3	3.4	3.7	3.0	3.3	3.0	3.1	3.0	3.5	2.9
Stock-based compensation	0.0	0.0	0.0	1.0	0.3	0.2	0.4	0.3	0.3	1.8

Total operating expenses	27.8	21.1	24.1	20.8	23.1	19.9	20.9	20.0	26.1	23.3

Income (loss) from operations	(4.4)	2.7	0.0	2.8	0.9	4.5	3.6	3.5	(1.9)	3.1
Other income (expense):
Interest and other income	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.2	0.2
Interest expense	(0.3)	(0.2)	(0.2)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	0.0	(0.2)

Other income (expense), net	(0.3)	(0.2)	(0.2)	0.0	0.0	0.0	0.0	0.1	0.2	0.0
Income (loss) before benefit (provision) for income taxes	(4.7)	2.5	(0.2)	2.8	0.9	4.5	3.6	3.6	(1.7)	3.1

Benefit (provision) for income taxes	0.2	(0.1)	(0.0)	(0.1)	0.0	(0.1)	(0.1)	0.0	0.0	0.0

Net income (loss)	(4.5)%	2.4%	(0.2)%	2.7%	0.9%	4.4%	3.5%	3.6%	(1.7)%	3.1%

          Due to the nature of our business, our net revenues and merchandise sales are impacted by seasonality with photography sales the largest in the fourth quarter of each year and marine sales the largest in the second quarter of each year. For example, sales of digital cameras and other photography products are impacted by holidays that encourage gift giving and picture taking. Father’s Day and school graduations in the second quarter of each year have a positive impact on net revenues and merchandise sales while the Christmas holiday in the fourth quarter has the largest seasonal impact on net revenues and merchandise sales. The summer months and good weather in general have a positive impact on sales of digital cameras and other photography products and have an even greater impact on sales of marine, boating and fishing products. The primary reason however for spikes in net revenues and merchandise sales has historically been the introduction each year of new digital cameras and other photography products, the most popular of which can have a substantial impact on net revenues and merchandise sales. The number of the most popular digital cameras and other photography products and the timing of their introduction varies from year to year.
          We have experienced quarter over prior year quarter growth in net revenues and merchandise sales in every quarter since our inception in 1999. Gross margin on merchandise sales has experienced moderate fluctuations due to product mix and discounting promotions; however, this percentage has remained relatively stable over the last ten quarters. Our operating expenses as a percentage of merchandise sales have decreased each quarter in comparison to the same quarter in the prior year with the exception of the first two quarters of 2005, which experienced increases over the same periods in 2004 due to an increased level of online and other advertising efforts to promote our websites, the rising costs of advertising online and higher accounting, legal and other professional fees as a result of certain non-capitalizable costs incurred in connection with our efforts to become a public company, including costs associated with complying with Section 404 of the Sarbanes-Oxley Act of 2002 and increased stock-based compensation expenses related to our acceleration in April 2005 of the vesting of a non-employee stock option. In contrast, our operating expenses in absolute dollars have increased each quarter in comparison to the same quarter in the prior year in order to drive and support our growth in net revenues and merchandise sales.
Liquidity and Capital Resources
          Since inception, we have financed our operations primarily through the sale of common and preferred stock, a note payable to a related party and cash generated from operations. Through June 30, 2005, we have received $1.9 million from the issuance of common stock, net of stock repurchases. In April 2000, we received $10.0 million from the issuance of convertible preferred stock. In May 2005, we repurchased these shares by issuing a $10.0 million promissory note to the holder of these shares. This note bears interest at an annual rate of 6%, which is payable monthly. Under the terms of the note, we are prohibited from paying dividends or incurring debt or making cash capital expenditures in excess of $1.0 million in the aggregate. The note may be prepaid without penalty at any time and is required to be paid in full upon the earlier to occur of the closing of a public offering of our common stock, a change in control of our company or December 31, 2006. In August 1999, we established a $3.0 million borrowing facility with a related party. In April 2000, we replaced that facility with a $5.0 million note payable to the related party, which note was repaid in full by October 2004.
          The significant components of our working capital are inventory and liquid assets such as cash and trade accounts receivable, reduced by accounts payable to a related party and other accounts payable and accrued expenses. Our business model contains beneficial working capital characteristics. While we collect cash from sales to customers within several business days of the related sale, we have extended payment terms with our largest supplier, Ritz Camera Centers, which positively impacts our net cash position. Our relationship with Ritz Camera Centers also enables us to minimize our inventory costs by utilizing Ritz Camera Centers’ fulfillment and distribution capabilities. We rely on these favorable terms to help fund our operations. As of June 30, 2005, we had negative working capital of $3.4 million including cash and cash equivalents of $7.1 million, offset by accounts payable to a related party of $9.9 million. As of December 31, 2004, we had negative working capital of $4.4 million including cash and cash equivalents of $16.8 million, offset by accounts payable to a related party of $18.8 million. As of December 31, 2003, we had negative working capital of $7.4 million, including cash and cash equivalents of $9.2 million, which amount was offset by accounts payable to Ritz Camera Centers of $14.0 million. During 2003, we repaid the majority of our $5.0 million note payable to a related party, and the remaining $457,000 was repaid in October 2004. As of December 31, 2004, we had no debt or capital lease obligations. Due to the seasonal nature of our business, cash and cash equivalents and accounts payable are generally higher in the fourth quarter, resulting in periodic fluctuations in our working capital.
          Net cash used in operating activities was $9.6 million for the six months ended June 30, 2005. The use of cash was primarily due to the timing of payments of payables to a related party. Net cash provided by operating activities was $8.3 million, $4.1 million and $4.8 million in 2004, 2003 and 2002, respectively. The increase in cash provided by operating activities in 2004 as compared to 2003 was primarily due to an increase in income before taxes and an increase in accounts payable due to greater purchasing and revenue activity in 2004. The decrease in cash provided by operating activities in 2003 as compared to 2002 was primarily due to the timing of payments to vendors other than to a related party and was partially offset by an increase in net income in 2003.
          Net cash used in investing activities was $88,000 for the first six months of 2005 and was $227,000, $157,000 and $479,000 in 2004, 2003 and 2002, respectively. These amounts are primarily related to capital expenditures for our technology system infrastructure, including software.
          Net cash provided by financing activities was $33,000 for the first six months of 2005, which represented the proceeds from the exercise of stock options. Net cash used in financing activities was $536,000 and $4.6 million in 2004 and 2003, respectively, with the difference primarily related to the repayment of a note payable to a related party in 2003. In 2002, net cash provided by financing activities was $2,000, which represented the proceeds from the exercise of stock options.
          The following table summarizes our contractual obligations as of December 31, 2004, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payment due by period

		Less than
	Total	1 Year	1-3 Years	3-5 Years

	(in thousands)
Operating lease obligations	$658	$197	$461	$—
Long-term note payable	10,004	—	10,004	—

Total	$10,662	$197	$10,465	$—
          We are also obligated, during the term of our principal agreement with Ritz Camera Centers, to purchase from Ritz Camera Centers at least 51% of the total photography, boating, fishing and marine products purchased by us in each calendar year to the extent such products are then being offered for sale by Ritz Camera Centers.
          We believe that cash and cash equivalents currently on hand, as well as cash flows from operations and the net proceeds from this offering, will be sufficient to fund our operations for at least the next 12 months. Nevertheless, changes in our operating plans, lower than anticipated revenues, increased expenses or other events, including those described in “Risk Factors,” may cause us to seek additional debt or equity financing in the future. Financing may not be available on a timely basis, on acceptable terms, or at all, and our failure to raise capital when needed could negatively impact our growth plans and our financial condition and results of operations.
Quantitative and Qualitative Disclosures about Market Risk
          The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. Our financial instruments consist of cash and cash equivalents that are primarily invested in money market mutual funds. We do not have any lines of credit with any financial institutions. As a result, we believe that we do not have any material exposure to changes in the fair value of our investments as a result of changes in interest rates.
Recent Accounting Pronouncements
          In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“SFAS 150”), which requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Our outstanding preferred stock falls within the scope of SFAS 150 and has been reflected accordingly on our financial statements.

          In November 2003, the EITF issued EITF 03-10, Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers (“EITF 03-10”). Sales incentives covered by EITF 03-10 include coupons and other similar instruments for which the reseller receives a direct reimbursement from the vendor. While the application of EITF 03-10 to new arrangements, including modifications to existing arrangements, entered into in fiscal periods beginning after November 25, 2003 is required, its application did not have a material effect on our financial statements. In accordance with these guidelines, we record vendor rebates as a reduction of cost of sales when the rebates are received or, in the case of reimbursement for discount coupons issued to customers, as revenue.
          In December 2004, the FASB issued SFAS 123R, which addresses the accounting for share-based payment transactions. SFAS 123R eliminates the ability to account for share-based compensation transactions using APB 25 and generally requires instead that such transactions be accounted and recognized in the statement of income based on their fair value. SFAS 123R will be effective for public companies as of the first annual reporting period that begins after June 15, 2005. SFAS 123R offers us alternative methods of adopting this standard. At the present time, we have not yet determined which alternative method we will use and the resulting impact on our financial position or results of operations.
          In May 2005, the FASB issued SFAS No. 154, Accounting for Changes and Error Corrections (“SFAS 154”). SFAS 154 establishes standards for the accounting and reporting for changes in accounting principles. SFAS 154 replaces APB 20 Accounting Change and FASB Interpretation No. 20 Reporting Accounting Changes under AICPA Statements of Position (“FIN 20”). SFAS 154 requires retrospective application for changes in accounting principle, unless it is impracticable to determine either the cumulative effect or the period-specific effects of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 would require that the new accounting policy be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for the period. When it is impracticable for an entity to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 would require the new accounting principle to be applied as if it were made prospectively from the earliest date practicable. SFAS 154 is effective as of the beginning of our first annual reporting period that begins after December 15, 2005.

BUSINESS
          Market data, industry forecasts and other statistical information included in this prospectus are based on industry publications, government publications and reports by market research firms or other published independent sources. Although we believe that these sources are reliable, we have not independently verified this information and cannot guarantee its accuracy or completeness.
General
          We are an award winning, specialty online retailer and e-commerce provider that operates a network of websites offering high quality, branded lifestyle products. Since our inception in 1999, we have become a leader in providing a broad array of digital cameras and photographic products, as well as marine, boating and fishing products at competitive prices for online shoppers. Each of our flagship websites, RitzCamera.com, WolfCamera.com and BoatersWorld.com, benefits from an established brand. Our network also includes other lifestyle websites in varying stages of growth. Each website is individually branded and marketed while utilizing an outsourced distribution model and sharing a common technology infrastructure, enabling us to provide a deep product selection, responsive 24-hour customer service and rapid order fulfillment.
          Our technology infrastructure and outsourced fulfillment and distribution model enable us to grow our business in a cost-effective manner. Our technology platform provides us the flexibility to add new websites, incorporate new product categories to existing websites and rapidly respond to product and price changes without significant capital investment. We also maintain a perpetual agreement and strategic relationship with Ritz Camera Centers, which provides substantially all of our fulfillment and distribution functions. This relationship enables us to minimize our inventory costs by locating our fulfillment and support personnel in space that we lease within Ritz Camera Centers’ three main warehouses in the United States. Under this arrangement, we do not purchase products from Ritz Camera Centers until we receive a customer’s order. Once we purchase the products, we promptly arrange for shipment to our customers via third-party common carriers. This strategic relationship allows us to provide highly responsive order fulfillment times while minimizing our capital requirements and inventory risks, such as obsolescence, carrying costs and related overhead.
          We focus our merchandising efforts on developing a network of comprehensive and easy-to-use websites to provide a satisfying shopping experience that we believe increases customer loyalty and repeat visits. Our websites provide detailed product information, access to online help, and incorporate a 24-hour support and customer service number. Through our websites, consumers currently can purchase approximately 4,800 SKUs of digital cameras and other photography products and approximately 30,200 SKUs of marine, boating and fishing products. During 2004, we shipped more than 264,000 orders with an average order value of over $425 for digital cameras and other photography products and over $153 for marine, boating and fishing products. In 2004, approximately 82.3% of our merchandise sales were of photography products, and approximately 17.1% of our merchandise sales were of marine, boating and fishing products. Major brands offered on our network of websites include Nikon, Canon and Sony in digital cameras and other photography products, and Garmin, B&M, Raymarine and Penn Tackle in marine, boating and fishing products. Substantially all of the products we offer are newly manufactured, with the original manufacturers’ warranty. Our customers receive free shipping on qualified purchases and, with limited exceptions, do not pay sales tax on purchases from us.
          We focus our marketing efforts on attracting new customers and enhancing the branding of our websites. We have taken a disciplined and selective approach in our marketing strategy that includes an analysis of cost versus direct merchandise sales for each individual advertising expenditure. This simple and direct approach enables us to make informed marketing decisions and to maximize the return from online advertising expenditures. We also benefit from the substantial marketing by Ritz Camera Centers of its Ritz Camera, Wolf Camera, Boater’s World and related brands through catalogs and print advertising, which also reference our website addresses and toll free number(s). We believe that our ability to leverage the national advertising and branding efforts of Ritz Camera Centers, together with our online marketing efforts and the prominent display of our toll-free number on our websites, has resulted in a highly efficient advertising and marketing model.
          Our business has grown considerably since its launch in 1999. For the year ended December 31, 2004, we reported net revenues of $20.8 million, an increase of 22.7% from the prior year, and merchandise sales of $85.8 million, an increase of 20.8% from the prior year. For the six months ended June 30, 2005, we reported net revenues of $10.8 million, an increase of 12.4% from the six months ended June 30, 2004, and merchandise sales of $41.6 million, an increase of 6.1% from the six months ended June 30, 2004.
Industry Background

Growth of Online Commerce and the Market for Lifestyle Products
          We believe that online commerce is growing rapidly and offers an attractive medium for the sale and distribution of a broad range of lifestyle products including but not limited to, photographic and marine, boating and fishing products.
          Online Commerce. Internet usage and online commerce continue to grow worldwide. According to the U.S. Census Bureau, online retail sales grew 25% in 2003, 24% in 2004 and 25% for the first six months of 2005 as compared to the first six months of 2004. We believe this increase is due to factors such as a growing awareness of the convenience of online shopping, an expanded range of products available online, improvements in security and electronic payment technology and increased access to broadband Internet connections. According to the U.S. Department of Commerce, the total value of U.S. online retail sales represented 2.2% of all U.S. retail sales in the first quarter of 2005, up from 1.9% for the first quarter of 2004 and 1.7% for all of 2003.
          Lifestyle Products. According to the Consumer Electronics Association (“CEA”), the consumer electronics market, including digital cameras and accessories, grew by 11% in 2004 to $113.5 billion in net sales and is forecast to exceed $125 billion in 2005. The market for digital cameras has been expanding more rapidly than the overall consumer electronics market due to the introduction of new products and technologies, as well as the growth of multimedia content, including photos and video in digital formats. According to the PMA, the $4.8 billion digital camera market grew 40% in 2004, based on unit sales, reaching 18.2 million units and representing 73% of total 2004 camera sales excluding camcorders. The opportunity for growth in digital cameras is complemented by the large and established consumer market for marine, boating and fishing products. According to the National Marine Manufacturers Association, boat aftermarket accessory sales increased an estimated 14% to $2.4 billion in 2004 and have doubled from $1.2 billion in 1997. Also, according to a U.S. Fish and Wildlife Service National survey, a total of 34.1 million U.S. residents, age 16 years or older, participated in a variety of fishing opportunities in 2001 throughout the U.S. and spent a total of $4.6 billion on fishing equipment in 2001. In particular, the survey indicates that fishing continues to be one of the favorite pastimes of the U.S. population with 16% of the U.S. population 16 years of age and over spending an average of 16 days fishing in 2001.
Benefits of the Online Retail Channel
          The Internet provides online retailers with a number of distinct advantages over traditional retail channels. Online retailers can rapidly scale their businesses and reach millions of customers from a central location. The Internet provides significant merchandising flexibility, including the ability to display a full product portfolio, and communicate and rapidly adjust editorial content and detailed product and pricing information. Product offerings can be quickly changed or expanded on a centralized basis without the restrictions of limited “shelf space.” The Internet also provides the capability to receive real-time customer feedback that can be used to efficiently address changing market conditions.
          The online retail channel also benefits consumers. The Internet allows consumers the flexibility to shop 24 hours a day, 365 days a year, and the ability to access a large selection of products from the convenience of their home, office or anywhere with Internet access. Consumers can also easily compare prices between retailers without traveling between physical retail store locations, and make a purchase at their leisure without receiving pressure from a salesperson.
Challenges Faced by Online Retailers
          Although the online retail channel provides significant benefits over traditional retail channels, online retailers also face a number of challenges, including:
          Establishing Brand Recognition and Customer Loyalty. It is important for Internet retailers to establish a recognized and trusted brand name because consumers are generally wary of purchasing products from unfamiliar online retailers. Online retailers may also experience difficulty retaining their customers because of the relative ease of switching to different websites and purchasing products from other online retailers.
          Providing a Compelling Value Proposition. Significant competition exists among online retailers due to the number of websites and the range in quality of goods available on the Internet. In order to attract and retain customers, an e-commerce business must be able to provide a compelling value proposition, combining price, convenience, product quality and customer service.
          Achieving Sufficient Economies of Scale. Online retailers must achieve sufficient economies of scale to compete successfully with other major online and offline retailers. Significant investments are required to build the necessary infrastructure and to pursue the marketing and sales campaigns necessary to drive traffic and convert website visitors into customers. Therefore, online retailers must have access to adequate capital and generate sufficient revenues to achieve the necessary scale to develop a profitable business.
          Developing Technology Infrastructure. Online retailers must develop and implement flexible and scalable technology systems to appropriately accommodate large product catalogs with significant data storage needs, high volume transaction processing, order fulfillment workflow, and high quality customer support and management.
          Providing a Broad and Available Product Selection. In order to appeal to consumers and attract new and repeat customers, online retailers must provide a large selection of products that are readily available for delivery. However, it is difficult to keep such a broad selection of products ready for delivery without incurring considerable inventory and warehouse costs.
The Ritz Interactive Network
          We believe that our outsourced fulfillment and distribution model, combined with our scalable technology platform, effectively addresses the challenges faced by online retailers while providing our customers with numerous benefits, including:

Trusted Retail Branded Websites
          Since our inception, we have focused on building a highly respected network of branded websites, including RitzCamera.com, WolfCamera.com and BoatersWorld.com. Our strategic relationship with Ritz Camera Centers, which owns and operates the Ritz Camera, Wolf Camera and Boater’s World retail stores, enables us to leverage well-known and trusted brands with our online consumers in the photography and marine, boating and fishing product categories.

Efficient Order Fulfillment
          We utilize an efficient inventory management system through our strategic relationship with Ritz Camera Centers. Our fulfillment and support personnel are located in space that we lease within Ritz Camera Centers’ three main warehouses in the U.S. Under this arrangement, we do not purchase products from Ritz Camera Centers until we receive a customer’s order. Once we purchase the products, we promptly arrange for shipment to our customers via third-party common carriers. This model allows us to provide highly responsive order fulfillment times while minimizing our capital requirements and inventory risks, such as obsolescence, carrying costs and related overhead.

Compelling Value Proposition
          We attract new customers and retain existing customers by offering competitive prices on high quality, brand name products and free shipping on qualified purchases. Our customers, with limited exceptions, do not pay sales tax on their purchases of products from us. Substantially all of the products that we offer on our websites are newly manufactured products, with the original manufacturers’ warranty. We provide additional value to our customers through rapid and accurate order fulfillment and 24-hour customer support by email, live online chat and a toll-free phone number that is prominently displayed on our websites. We also continue to support our over 754,000 newsletter subscribers with informative content regarding our lifestyle product categories, including product information, instructional tips, promotions and topical features.
Scalable Technology and Business Infrastructure
          We have committed significant resources to our technology infrastructure, which enables us to merchandise a broad selection of products, while providing the flexibility to rapidly scale our business in a cost-effective manner. All websites in our network share the same core technology and database infrastructure that allows us to quickly and efficiently release new products and to rapidly respond to changes in existing products, prices or other content. Our core technology platform also allows us to easily add new websites to our network and incorporate new product categories to existing websites, without significant capital investment.
Responsive Customer Service
          In addition to our easy-to-use websites, our knowledgeable customer service staff is available 24 hours a day, 365 days a year to provide assistance to our customers with product information and ordering, creating a customer experience that instills trust and facilitates informed purchasing decisions. Our experienced team of 15 customer service representatives is housed in our Irvine facility and handles support and incoming calls during normal business hours. All of our overflow traffic during peak periods, after hours calls and weekend calls are handled by two outsourced call centers. Our websites also contain helpful features such as in-depth and comparative product information, order status, frequently asked questions, technical specifications and product availability. In addition, we continually monitor website traffic and order activity and periodically update our websites to enhance the shopping experience for our customers.
Broad and Deep Product Selection
          We offer a broad and deep selection of brand name, high quality digital cameras and other photographic products, as well as marine, boating and fishing products. Through our websites, consumers currently can purchase approximately 4,800 SKUs of digital cameras and other photography products and approximately 30,200 SKUs of marine, boating and fishing products. Major brands offered on our network of websites include Nikon, Canon and Sony in digital cameras and other photography products, and Garmin, B&M, Raymarine and Penn Tackle in marine, boating and fishing products. Our product offerings are updated frequently to reflect new products and trends, keeping our merchandise selection attractive for our customers.

Growth Strategy
          Our objective is to become the leading online retailer of branded, high quality lifestyle products across multiple categories. Key elements of our growth strategy include:
Expand Our Strategic Alliances
          Through our strategic relationship with Ritz Camera Centers, we continue to strengthen our websites by capitalizing on consumer awareness of Ritz Camera Centers’ existing brands. Ritz Camera Centers, through its Ritz Camera, Wolf Camera and Boater’s World brands, has carefully established its image through extensive advertising and marketing efforts as a leading retailer of photographic and marine, boating and fishing products. We plan to selectively expand beyond our current product lines by developing new strategic alliances, similar to our relationship with Ritz Camera Centers, in other lifestyle categories that are consistent with our outsourced distribution model to leverage the brand recognition and fulfillment capabilities of established retailers.
Acquire or Build Complementary Business Opportunities
          We plan to continue to evaluate opportunities to develop or acquire new businesses in attractive product categories within our core vertical markets and in new lifestyle product categories. We have designed our business infrastructure to allow us to consolidate complementary businesses with minimal cost and integration issues. While we consolidate the core technology and operating infrastructure across all of our websites, we leave each acquired website’s brand intact in order to preserve its existing brand equity and customer base. During the past three years, we have acquired the domain names and certain other assets of PhotoAlley.com, CameraWorld.com and eAngler.com. These acquisitions have provided multiple cross-selling opportunities across our network of websites.
Expand and Optimize Marketing Efforts
          A cornerstone of our business strategy is to grow our core business in digital cameras and other photography products, and in marine, boating and fishing products. We seek to optimize our marketing efforts by focusing on the most efficient methods to acquire customers. We plan to continue to use Internet portals and search engines, price comparison engines, an affiliate program and targeted emails to drive traffic to our websites. We continue to seek new opportunities to expand our customer base, increase product sales and further build brand awareness, while monitoring and evaluating the return on our advertising dollars.
Focus on the Customer Experience
          We continue to refine the customer service we provide in every step of the purchasing process, from our websites’ ease-of-use and functionality to our rapid order fulfillment and superior customer support. Our customer experience is designed to empower our customers with knowledge and confidence as they evaluate, select and purchase high quality products. Our call center representatives are trained and compensated to help guide customers through the buying process, as well as to suggest accessories for products. We believe our balanced approach of helpful advice and guided selling adds to a positive shopping experience.
Our Network of Websites
          Our network of individually branded and marketed websites currently offers a broad and deep selection of approximately 35,000 SKUs of digital cameras and other photography products and marine, boating and fishing and other lifestyle products. Each of our websites leverages the same core technology and business infrastructure while maintaining its own brand identity. By preserving each website’s distinct brand, we believe that we are able to leverage each website’s existing brand equity and reach a broader base of customers. By utilizing the same core technology and business infrastructure for each website, we leverage our capital investment and can consistently provide a secure, informative and enjoyable shopping experience in an easy-to-use, intuitive format.

Photography
          Our flagship websites in this lifestyle category, RitzCamera.com and WolfCamera.com, have strong established brands that we have built into a successful, e-commerce network. In addition to our primary websites, we also operate CameraWorld.com, Photography.com, PhotoAlley.com, Inkleys.com, CameraShopInc.com and KitsCamera.com. Within each of these sites, we offer a high quality selection of digital and traditional cameras and other photographic products and accessories. Major brands offered on our network of websites include Nikon, Canon and Sony in digital cameras and other photography products.
Marine, Boating and Fishing
          Our principal website in this lifestyle category, BoatersWorld.com, offers a broad selection of high quality marine, boating and fishing products. We also manage the content-based websites FishingOnly.com and BoatingOnly.com, as well as offer products through other websites in our network, including eAngler.com and OuterBanksOutfitters.com. Major brands offered on our websites include Garmin, B&M, Raymarine and Penn Tackle in marine, boating and fishing products.
Other Lifestyle Categories
          We manage other websites in early stages of growth, including, among others, Shark.com, ShopAtShark.com and RitzElectronics.com, which offer products ranging from golf apparel to consumer electronics.
Strategic Relationship with Ritz Camera Centers
          Ritz Camera Centers, which also owns and operates the Ritz Camera, Wolf Camera and Boater’s World retail stores, is our largest supplier. Our purchases of photographic and boating, marine and fishing products from Ritz Camera Centers have historically represented substantially all of our product purchases. As such, we are dependent on Ritz Camera Centers to make these products available to us in sufficient quantities, on a timely basis and at commercially reasonable prices. Under our agreement, we purchase these products from Ritz Camera Centers at a price equal to their average cost plus a fixed percentage.
          Ritz Camera Centers also provides substantially all of our fulfillment and distribution functions with respect to the products we purchase from them. We lease space in three Ritz Camera Centers’ distribution and warehouse facilities in Suwanee, Georgia; Topeka, Kansas; and Denton, Maryland. Our operations at those facilities are limited and pursuant to our agreement with Ritz Camera Centers, we pay a fee to Ritz Camera Centers for carrying out the majority of our fulfillment and distribution functions. This fee is variable and is a function of the number of orders shipped and the number of shipments necessary to fulfill each order. Our ability to fill customer orders on a timely basis with minimal inventory carrying costs is highly dependent on the fulfillment and distribution services provided by Ritz Camera Centers at its distribution and warehouse facilities.
          We also obtain substantial benefits from the investment that Ritz Camera Centers has made and continues to make in building and developing the Ritz Camera, Wolf Camera, Boater’s World and related brands. Under our agreement with Ritz Camera Centers, we license the right to use those trademarks on our network of websites and pay a royalty fee for this license calculated as a percentage of our sales of Ritz Camera Centers products. Substantially all of the products that we purchase from Ritz Camera Centers are sold by us on websites that we operate, but which utilize one or more trademarks of Ritz Camera Centers.
          Although we have a perpetual contract with Ritz Camera Centers that governs these matters, that contract may be terminated by Ritz Camera Centers if we have materially breached the agreement and failed to cure such breach within 60 days of our receipt from Ritz Camera Centers of written notice of such breach, or if we become insolvent or if we become subject to bankruptcy proceedings that are not dismissed within 60 days of filing.

Distribution and Fulfillment
          We believe an outsourced fulfillment and distribution model is key to an efficient and successful e-commerce business. We electronically transmit substantially all of the orders placed by our customers directly to our main supplier, Ritz Camera Centers. These orders are automatically transmitted into the inventory system utilized by Ritz Camera Centers where they are processed and sent to one of Ritz Camera Centers’ three warehouses in Georgia, Kansas or Maryland to be fulfilled based on in-stock items, product category and warehouse location. This inventory system will automatically choose the distribution center that is nearest to each customer’s shipping address and has all of the components of an order in stock. In the event that the products in a customer order are not all located in the same warehouse, Ritz Camera Centers will generally cascade the order across one of its other two warehouses beginning with the one nearest to the customer’s shipping address. We believe this process minimizes shipping costs and allows us to deliver products quickly to our customers. Our customer service department will interface directly with third-party common carriers such as FedEx and UPS in order to communicate shipping status to customers upon customer request.
Merchandising and Marketing
          We focus our merchandising efforts on optimizing our network of websites to be comprehensive and easy-to-use, and to provide a satisfying shopping experience that we believe increases customer loyalty and repeat visits. We add new products to our product mix frequently. Our websites feature product images, detailed product information and manufacturer specifications, as well as highlights of best-selling products and suggested accessories. We frequently incorporate new technologies to improve the ease-of-use of our websites. In 2004, we were awarded Web Marketing Association’s “Standard of Excellence” and Internet Retailer’s “Best of the Web — Top 50 Retail Sites” for certain of our websites.
          We have focused our marketing efforts on attracting new customers and enhancing the branding of our websites. We have taken a disciplined and selective approach in our marketing strategy that includes an analysis of cost versus direct merchandise sales for each individual advertising expenditure. This simple and direct approach enables us to make informed marketing decisions and to maximize the return from online advertising expenditures.
          Our current advertising activities include the following:
          Brand Advertising. We currently license from Ritz Camera Centers certain of their established trademarks and incorporate the various Ritz Camera, Wolf Camera and Boater’s World brands into our websites. We therefore benefit from the substantial offline marketing efforts of Ritz Camera Centers to promote those brands. We further benefit from references to our websites in various offline marketing channels of Ritz Camera Centers such as inclusion of the RitzCamera.com and BoatersWorld.com domain names on catalogs widely distributed by Ritz Camera Centers, as well as in magazine, newspaper and other offline advertising campaigns.
          Search. We utilize paid search services to attract traffic to our network of websites. Through established paid search providers, such as Yahoo!, Google and MSN, our website listings are displayed in response to Internet search requests based on keywords that we select. We identify and target particular keywords for specific relevance designed to increase customer traffic and sales and pay on a pay-per-click basis. These pay-per-click listings are generally ordered in the search results based on the amount we choose to pay for targeted keywords. We also use established paid search providers who crawl and extract relevant product content from our websites to create highly targeted product and service listings on popular search engines, product shopping engines and directories. These listings are ordered in the search results based on relevance to user search queries. In addition, we utilize search engine optimization to improve our keyword conversion rates and enhance our return on investment.

          Targeted Newsletter Emails. We engage in periodic email campaigns to our customers in the form of newsletters that provide informative content with respect to our lifestyle product categories, including product information, instructional tips, promotions and topical features. We have over 754,000 opt-in email subscribers that receive a monthly newsletter based upon the product category for which they have subscribed.
          Affiliate Program. Our affiliate program is a cost-effective, pay-for-performance vehicle that generates a significant amount of traffic to our websites. Our affiliate program is managed by Commission Junction (a ValueClick Company), which provides us with tracking and reporting technology that we use to monitor results and pay appropriate referral fees. An affiliate receives a percentage of any purchase made by a visitor who was referred to us from the affiliate’s website.
          Comparison Shopping Engines. We submit product data files to comparison shopping engines in order to have our products displayed within various price comparison sites such as Shopzilla.com, CNET.com, NexTag.com, Pricegrabber.com and Shopping.com. We pay for this advertising based on click-throughs resulting from a display of our products on price comparison sites or in some cases on a revenue sharing basis.
Customer Service and Support
          In addition to our easy-to-use websites, our knowledgeable customer service staff is available to provide assistance to our customers, creating a customer experience that instills trust and facilitates informed purchasing decisions. Meanwhile, our website contains helpful features such as in-depth and comparative product information, frequently asked questions, technical specifications and product availability. Our websites also provide information on return and exchange policies, and customers may easily check the status of orders being processed. In addition, we monitor website traffic and order activity and periodically update our website to enhance the shopping experience for our customers.
          Customers can interact with our service representatives through our prominently displayed toll-free telephone number, via online chat or by email. In addition to offering customer support on existing orders, our service representatives are available to assist shoppers in placing orders online. We also strive to keep customers informed regarding the status of their orders. We send emails confirming receipt of an order, as well as follow-up emails to notify our customers of product shipments, package tracking information and back order status.
          Our experienced team of 15 customer service representatives is housed in our Irvine facility and handles customer support and the majority of our telephone calls during normal business hours. To enhance our ability to scale our operations quickly, we have outsourced a portion of our customer support to two offshore customer service call centers. Overflow traffic during peak periods, as well as after hours calls and weekend calls are handled by these outsourced call centers. To ensure high quality customer service, our agreements with the providers of our outsourced customer service call centers require that both service providers meet certain service levels and handling times in responding to customer support inquiries via email, live chat and the phone. We also train our outsourced representatives to adhere to our customer service standards to ensure a cohesive customer support system and a high level of service. Our outsourced customer support strategy allows us to scale our support staff to meet our customers’ needs while avoiding unnecessary expenses associated with maintaining a large in-house staff.
          We have implemented an incentive based system to encourage our in-house and outsourced customer service representatives to offer customers complementary accessories to their primary order item. We believe this system maximizes the merchandise sales generated per order.

Technology and Systems
          Our technology platform enables us to integrate with Ritz Camera Centers to efficiently identify, order and ship available inventory from multiple warehouses. Our websites connect directly to the order processing system used by Ritz Camera Centers. Orders placed by our customer service call centers are directly placed into this same order processing system. We also use this order processing system to track and report revenues and cost of sales for all of our merchandise sales, including sales of products sourced from entities other than Ritz Camera Centers. This technology-enabled approach provides a variety of benefits to us including cost efficiency, ease of merchandising, operating flexibility and enhanced scalability. All websites in our network share the same core technology and database infrastructure that allows us to quickly and efficiently release new products, content and the related descriptions and images. Our core technology platform allows us to add new websites to our network and incorporate new product categories to existing websites, without significant capital investment.
          We have implemented a combination of proprietary and licensed technologies. Our strategy is to license our core e-commerce platform software and then to complement and optimize this licensed software with a number of internally developed software tools. Our licensed technology consists primarily of Sun Microsystems based servers running Unix operating system, IBM DB2 database and IBM WebSphere Commerce Suite Software along with IBM and Apache web server software. Our proprietary software has been developed and integrated with our licensed software to provide features, business logic and tools that allow us to efficiently integrate with our distributors and to merchandise approximately 35,000 SKUs.
          Our websites’ user interface, ordering and customer communication components, include redundant hardware on critical components, which we believe can survive the failure of several entire servers with very limited downtime. Consistent with our operating strategy, we have an agreement under which we outsource the location of our primary web servers to the Sterling, Virginia facility of SAVVIS Communications Corporation, an Internet data center provider, which maintains an extensive national network of data centers. SAVVIS provides redundant Internet connections to multiple Internet access points, a secure physical environment, climate control and redundant power. In addition, SAVVIS provides us with 24 hour a day, 365 day a year hosting systems, monitoring and escalation. In addition to our primary web server site with SAVVIS, we maintain a fully redundant web server site at the Irvine, California facility of SBC, an Internet data center provider. The services provided by SBC are consistent with those provided by SAVVIS. The existence of redundant web server locations on the East and West Coasts of the U.S. and our ability to very quickly switch website traffic between server sites helps to ensure that our websites are subject to very limited downtime. Our agreement with SAVVIS is subject to renewal on an annual basis. Our agreement with SBC expires in May 2006. We believe there is adequate available floor space at both the SAVVIS and SBC facilities to support our growth in these facilities.
Competition
          The markets for the products that we offer are highly competitive, are rapidly evolving and have relatively low barriers to entry. In addition to other online retailers, we compete with the physical stores, catalogs and websites of traditional offline retailers. We expect that competition will continue to increase, which could require us to reduce prices, increase advertising expenditures or take other actions that may adversely affect our operating results. We believe that competition in our market is based predominantly on:

•	brand recognition;

•	product selection and quality;

•	price;

•	shipping charges;

•	discounts and rebates;

•	sales tax;

•	warranty;

•	product availability;

•	ease-of-use of website;

•	order delivery performance; and

•	customer service.
          We currently compete with a variety of companies in several broad categories:

•	multi-category retailers such as Amazon.com, eBay, Wal-Mart and Overstock;

•	major electronics retailers such as Best Buy, Circuit City and CompUSA;

•	specialty retail stores such as Ritz Camera Centers, Boater’s World, West Marine, Cabela’s and Bass Pro Shops;

•	online discount retailers of consumer electronics, photographic products and marine and boating products; and

•	independent camera stores and independent marine, boating and fishing stores.
          We are also subject to competition from those manufacturers whose products are offered on our websites. A few of these manufacturers operate their own retail operations and offer e-commerce websites where consumers may purchase products directly from the manufacturer. In the future, more manufacturers may expand the scope of their operations to compete directly against us. These manufacturers may be able to devote greater resources to establishing their own retail presences. Additionally, if these manufacturers choose to compete against us in the retail market, they may stop providing our main supplier with their products, undercut our prices, or delay or refuse to provide to us desirable new product offerings. In such event, if we are not able to find additional vendors to supply us with comparable products on competitive terms, our operating results will suffer and our business will be harmed.
          We compete not only for customers, but are also subject to product allocations. Some of our competitors could enter into exclusive distribution arrangements with one or more manufacturers and deny us access to their products. In addition, some manufacturers whose products are listed on our websites also sell their products directly to end-users.
          Additional competitors can enter our target markets with relatively little difficulty and may be able to launch new websites or catalogs at a relatively low cost. Many of our current and potential competitors have greater brand recognition, longer operating histories, larger customer bases and significantly greater financial, marketing and other resources than we do. New technologies and the continued enhancement of existing technologies also may increase competitive pressures on us.
Intellectual Property
          We regard our domain names and licensed trademarks as important to our success. We also regard our copyrights and trade secrets as important to our success. We rely on trademark and copyright laws, trade secret protection, license agreements and confidentiality agreements to protect our intellectual property rights.
          We license the Ritz Camera, Wolf Camera, Boater’s World and certain other Ritz Camera Centers’ trademarks from Ritz Camera Centers. Our trademark license with Ritz Camera Centers is perpetual in nature, but may be terminated if we materially breach our agreement with Ritz Camera Centers and fail to cure such breach within 60 days. The loss of such license would require us to cease operating under the Ritz Camera Centers’ trademarks and, if so requested by Ritz Camera Centers, to secure new domain names for our websites whose current domain names share those trademarks. Any such change in such trademark usage would result in a loss of goodwill. Any such change in domain names could result in consumer confusion over how to access our websites. Furthermore, desirable domain names for the new trademarks may not be available on acceptable terms or at all. Accordingly, a loss of our trademark license with Ritz Camera Centers could have a material adverse effect on our business, operating results and financial condition.
          We have copyrights in the original content of our websites, but have not registered these copyrights with the U.S. Copyright office. Accordingly, our ability to recover monetary damages in connection with infringement of these copyrights is reduced, though not our ability to seek injunctive relief.
          We rely on software licenses to run our operations. The loss of such licenses could harm our operations until equivalent technology can be identified, obtained and integrated. Failure to obtain new technology licenses may result in delays or reductions in the introduction of new features, functions or services, which could harm our business. Further, third parties may claim infringement by us with respect to our use of current or future technologies, whether developed by us or licensed from third parties.
          Third parties may also assert that our operations, processes or the products we sell infringe upon their intellectual property rights. Although there are currently no pending claims of infringement against us and we are not aware of any such claims that may be brought against us, any such claim, with or without merit, could be time consuming, result in costly litigation, cause us to discontinue the availability of a particular product offering or discontinue use of a particular technology, require us to pay damages or enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us or at all. As a result, any such claim of infringement against us could have a material adverse effect on our business, operating results and financial condition.
Government Regulation
          We are subject to federal, state, local and international regulations applicable to businesses generally, and our e-commerce platform subjects us to further federal, state and international regulations governing the Internet and e-commerce. These regulations affect our website and our business, including our privacy policy, product pricing policy, tax collection policy, advertising policy, content policy, information security practices and intellectual property rights.
          As use of the Internet continues to evolve and becomes increasing popular for e-commerce, we expect that there will be an increasing number of laws and regulations pertaining to the Internet and e-commerce, and that existing laws will be applied to the Internet and e-commerce, in the U.S. and throughout the world. The new laws or regulations may amend laws governing taxation, advertising, pricing, liability for third-party content, freedom of expression, intellectual property ownership and infringement, copyright, trademark, trade secret, encryption, obscenity, libel, content and quality of products and services, personal privacy, information security, qualification to do business, import/export matters and other issues. Change of laws in these areas could affect our ability to market our products, decrease the demand for our products, increase our costs or otherwise adversely affect our business.
          We are not certain how our business may be affected by the application of existing laws governing issues such as taxation, advertising, pricing, intellectual property ownership and infringement, copyright, trademark, trade secret, encryption, libel, personal privacy, qualification to do business, and import/export matters. Most of these laws were adopted prior to the advent of the

Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address these issues could create uncertainty for those conducting online commerce. This uncertainty could reduce demand for our products and services or increase the cost of doing business as a result of litigation costs or increased fulfillment costs.
          The FTC has adopted regulations regarding the collection, maintenance, dissemination and use of personal identifying information obtained from individuals when accessing websites. These regulations include requirements that we establish procedures to disclose and notify users of privacy and security policies, obtain consent from users for collection and use of information and provide users with the ability to access, correct and delete personal information stored by us. They also contain specific parental consent provisions with respect to collecting information from children. These regulations also include enforcement and redress provisions. In addition, the FTC has conducted investigations into the privacy practices of companies that collect information on the Internet. We may become subject to the FTC’s regulatory and enforcement efforts with respect to current regulations or future regulations, or those of other governmental bodies, which may adversely affect our ability to collect demographic and personal information from users and our ability to email users, which could adversely affect our marketing efforts.
          As a retailer of consumer products, we are subject to federal, state, local and international consumer protection laws governing consumer marketing, advertising, sales and warranties, including laws and regulations which are not specifically related to the Internet or e-commerce. The growth and development of online commerce may result in more stringent consumer protection laws, both in the U.S. and abroad. Regulations imposed by the FTC may adversely affect the growth and nature of our business or our marketing efforts. The adoption of or modification of laws generally applicable to consumer marketing, advertising, data collection, sales and warranties could affect our ability to market our products, decrease the demand for our products, increase our costs or otherwise adversely affect our business.
          Any inquiry or investigation from a regulatory authority could have a negative impact on our reputation. Such an event would harm our business and adversely affect our results of operations.
          Because our products are available over the Internet in multiple states, certain of those states may claim that we are required to collect or remit sales, use or other taxes on the sales of our products. As an Internet retailer with physical presence in California, Georgia, Kansas and Maryland, we are subject to those states’ sales and use tax laws, however we do not collect sales, use or other taxes with respect to any other states. As of July 31, 2005, we had received inquiries from nineteen states as to whether the scope of our operations in those states subjects us to sales, use or other tax collection obligations in those states. In addition to those inquiries that remain pending, one or more other states may seek to impose sales, use or other tax collection obligations on us in the future. A successful assertion by one or more states that we should be, or should have been, collecting taxes on the sale of our products shipped into those states could result in substantial liabilities, penalties and fines in connection with past sales into those states. If any state or local taxing jurisdiction outside of the states in which we have a physical presence were to successfully assert that we have a substantial nexus with the state, or successfully challenge our interpretation of the Supreme Court’s current position regarding state and local taxation of out-of-state retailers, or if any state or federal initiative were passed requiring us to collect taxes for jurisdictions in which we have no physical presence, we could be faced with new administrative burdens and we may lose one of our current cost advantages, which may decrease our ability to compete with traditional retailers and could harm our sales and profit margins, and we could be required to pay significant back taxes and penalties.

Legal Proceedings
          We are currently a defendant, along with Ritz Camera Centers, in a suit brought under the Illinois Whistleblower Act (the “Whistleblower Act”). The suit is one of approximately 60 nearly identical suits brought on behalf of the State of Illinois by Beeler, Schad & Diamond, P.C. (“Beeler”), a plaintiffs’ class action law firm, against various retailers and Internet retailers under the Whistleblower Act. The State of Illinois has intervened to prosecute the case along with Beeler.
          The State of Illinois and Beeler allege that the defendants committed reverse false claims violations by failing to keep records and remit sales tax on Internet purchases made by Illinois consumers, which defrauded the State of Illinois out of sales tax proceeds. The suit further alleges that out-of-state Internet retailers should pay sales tax to the State of Illinois because their affiliations with entities that have brick and mortar stores in Illinois (in our case, this would include our affiliation with Ritz Camera Centers) creates a sufficient physical presence or nexus to permit local taxation. Under the Whistleblower Act, the State of Illinois and Beeler seek recovery of back taxes, interest, penalties and attorneys’ fees. If the State of Illinois and Beeler are successful, we could be liable for back taxes in excess of $700,000. The State of Illinois and Beeler also seek penalties ($5,000-$10,000 per violation of the Whistleblower Act, which they would claim to be applicable for each sale for which tax was not remitted) and interest.
          Many of the defendants in these suits (including Ritz Camera Centers and us) formed a joint defense group to assert issues common to them. The joint defense group filed a motion to dismiss, asserting various threshold and jurisdiction issues that relate to the inapplicability of the Whistleblower Act to tax matters and the constitutionality of the Whistleblower Act. The Court denied the joint defense motion to dismiss on January 13, 2005. The joint defense group filed a request for interlocutory appeal of the Court’s denial of the joint defense motion to dismiss.
          The intermediate appellate court has denied the request for interlocutory appeal. The joint defense’s request for interlocutory appeal currently is pending before the Supreme Court of Illinois. Trial court proceedings are stayed pending resolution of the appeal.
Employees
          As of July 31, 2005, we had 44 full-time employees, including 13 in marketing, merchandising and sales, 15 in customer support, four in web development and information technology, four in fulfillment and support and eight in finance, accounting, human resources and administration. None of our employees are represented by a labor union, and we have never experienced an organized work stoppage. We believe we have good relations with our employees.
Facilities
          Our principal facility is located in Irvine, California and consists of approximately 6,821 square feet of office space under a lease that expires in July 2008, with a five-year renewal option, and 2,536 square feet of additional office space under a sublease that expires in June 2006. We have entered into an amendment to our lease agreement with our principal landlord for the direct lease of the premises we are currently subleasing, which is coterminous with our principal lease and will replace the sublease upon its termination in June 2006. We believe our existing facility will be sufficient for our needs for at least the next twelve months. We also lease a nominal amount of space to facilitate fulfillment and distribution at Ritz Camera Centers’ three warehouses located in Suwanee, Georgia; Topeka, Kansas; and Denton, Maryland, where we house our four fulfillment and support employees. We also lease a nominal amount of space at the Ritz Camera Centers’ main office in Beltsville, Maryland where we house our merchandising staff.

MANAGEMENT
Executive Officers and Directors
          Set forth below is certain information regarding each of our executive officers and directors as of July 31, 2005:

Name	Age	Position(s)

Fred H. Lerner	61	Chief Executive Officer, President and Director
David M. Ritz	56	Chairman of the board of directors
Scott F. Neamand	42	Secretary, Executive Vice President and Chief Financial Officer
Andre Brysha	58	Vice President and Chief Marketing Officer
Peter Tahmin	47	Vice President, Chief Operating Officer and Assistant Secretary
James Joaquin(1)	39	Director
Gary L. Kramer(1)	62	Director
Oscar (Bud) B. Marx III(1)	66	Director
Wade R. Mayberry	47	Director
Thomas (Ted) E. McGrath, Jr.	72	Director
Gregory J. Norman	50	Director
William A. Roskin	63	Director

(1)	Member of the audit committee, the compensation committee and the nominating and governance committee.
          Fred H. Lerner is one of our co-founders and has served on our board of directors since our inception in February 1999 and as our President and Chief Executive Officer since April 1999. Prior to that, in 1977, Mr. Lerner founded Lerner Photo, Inc., a wholesale photofinishing company, and from 1992 to 1999, he served as President and Chief Executive Officer of Kodak Processing Labs, also a wholesale photofinishing company. Mr. Lerner currently serves as the President of the PMA, the photo imaging industry’s worldwide trade association. Mr. Lerner holds a B.A. from Brooklyn College of the City University of New York.
          David M. Ritz co-founded Ritz Interactive and has served as the Chairman of our board of directors since our inception in February 1999. Since 1978, Mr. Ritz has held various executive positions with Ritz Camera Centers, Inc., which may be deemed an affiliate of ours, and currently serves as its Chief Executive Officer and as the Chairman of its board of directors. Mr. Ritz is a past president of the PMA and has been elected by the board of the PMA to the PMA Hall of Fame. Mr. Ritz holds a B.S. in Economics from Washington College.
          Scott F. Neamand has served as our Vice President and Chief Financial Officer since March 2004, as our Secretary since January 2005 and was promoted to Executive Vice President in June 2005. In August 2001, Mr. Neamand joined TOKYOPOP Inc., a privately-held entertainment publishing company, and served as its Chief Financial Officer until March 2004. In June 1999, Mr. Neamand joined Egreetings Network, Inc., an Internet greeting card and content services company that went public in December 1999, and served as its Vice President, Finance and Controller from June 1999 to September 2000 and then as its Senior Vice President, Finance and Chief Financial Officer from October 2000 to May 2001. From October 1994 to June 1999, Mr. Neamand served as Vice President, Finance within the Recreation Group of Universal Studios. Mr. Neamand started his career and spent nine years with KPMG until leaving as a Senior Manager in October 1994. Mr. Neamand is a Certified Public Accountant in the State of California and holds a B.A. in Economics, with an emphasis in accounting, from the University of California, Santa Barbara.
          Andre Brysha has served as our Vice President and Chief Marketing Officer since July 1999. Prior to joining Ritz Interactive, from 1985, Mr. Brysha held various executive positions at Olympus America, Inc., a camera manufacturer, most recently as Vice President and General Manager of the Consumer Products Group.
          Peter Tahmin has served as our Vice President and Chief Operating Officer since April 1999 and as our Assistant Secretary since January 2005. Prior to joining Ritz Interactive, from January 1993 to March 1999, Mr. Tahmin worked for the Eastman Kodak Company, a worldwide marketer of imaging products and services, most recently as Director of Digital Services Integration, Qualex Division. Mr. Tahmin holds a B.A. in Marketing from Pace University’s School of Business.
          James Joaquin has served on our board of directors since January 2005. Since March 2005, Mr. Joaquin has served as the President and Chief Executive Officer and as a director of Xoom Corporation, a consumer money transfer service. From January 2003 until February 2004, Mr. Joaquin worked as an Executive Vice President for the Eastman Kodak Company, a worldwide marketer of imaging products and services. In October 1999, Mr. Joaquin co-founded Ofoto Inc., an online imaging website, and served as its President and Chief Executive Officer from October 1999 to May 2001 and continued to serve as its President from June 2001 to December 2002 after Ofoto was acquired by Eastman Kodak. In 1998, Mr. Joaquin co-founded When.com, an Internet calendar and events service, and served as its Vice President of Business Development until April 1999. From 1989 to 1998, Mr. Joaquin held various positions at Activesite, an Internet consulting firm; Diamond Multimedia, a manufacturer of peripherals and accessories for personal computers; and Apple Computer, a designer and manufacturer of personal computers and portable digital music players. In 1985, Mr. Joaquin co-founded Clearview Software, a developer of applications software, and worked at that company as a computer programmer until 1987. Mr. Joaquin currently serves on the board of directors of Vazu, Inc., a privately-held consumer technology company.
          Gary L. Kramer has served on our board of directors since November 2003. Since 1979, Mr. Kramer has been the Managing Partner of Kramer & Olsen Accountancy Corporation, a certified public accounting firm. Mr. Kramer is a Certified Public Accountant in the State of California and holds a B.S. in Business Administration-Accounting from California State University at Northridge.
          Oscar (Bud) B. Marx III has served on our board of directors since January 2005. Since June 1999, Mr. Marx has served as the Chairman of the board of directors of Amerigon Inc., a Nasdaq-listed automotive component supplier, and from November 2001 to March 2003, Mr. Marx also served as the Chief Executive Officer of Amerigon. From July 1995 to February 2002, Mr. Marx was the President and Chief Executive Officer of TMW Enterprises, a private automotive investment firm. Prior to that, from 1962 to 1994, Mr. Marx held various executive positions with Ford Motor Company, a global automotive manufacturer and distributor, most recently as one of its Vice Presidents. Mr. Marx currently serves on the boards of directors of Parametric Technology Corporation, a publicly-traded engineering and enterprise software company, and several privately-held companies. Mr. Marx holds a B.A. from Princeton University and an M.B.A. in Finance from Northwestern University.
          Wade R. Mayberry co-founded Ritz Interactive and has served on our board of directors since our inception in February 1999. Since February 1993, Mr. Mayberry has served in various executive positions with Ritz Camera Centers, which may be deemed to be an affiliate of ours, and currently serves as its President and as a member of its board of directors. Prior to joining Ritz Camera Centers, Mr. Mayberry was a member of the Corporate Finance Department of Legg Mason Wood Walker, a regionally-based investment banking firm, where he last held the position of Vice President. Mr. Mayberry currently serves as a trustee and executive committee member of the PMA.

Mr. Mayberry holds a B.S. in Business Administration and an M.B.A. from University of North Carolina, Chapel Hill.
          Thomas (Ted) E. McGrath, Jr. has served on our board of directors since March 2000. Since January 2001, Mr. McGrath has served as the President and Chief Executive Officer and as a director of Stratmar Systems, Inc., a U.S. marketing services agency. Since May 2002, Mr. McGrath has served as a director of Pure Digital Technologies, a manufacturer of single use digital cameras and other photographic products. From 1993 to 2000, Mr. McGrath served as the President of the Photo Imaging Group of Fujifilm U.S.A., the Executive Vice President of Fuji Photo Film U.S.A., Inc. and a member of the board of directors of Fujifilm U.S.A. Fujifilm is a worldwide photographic company. Prior to joining Fujifilm, from 1991 to 1992, Mr. McGrath was the Group Vice President of Sales and Marketing for Guardian Photo, Inc., a wholesale photofinishing company. Before that, for 30 years, Mr. McGrath worked for the Eastman Kodak Company, a worldwide marketer of imaging products and services, most recently as the General Manager of U.S. Sales and Vice President of the Consumer Imaging Division. Mr. McGrath holds a B.S. in Economics from Holy Cross College.
          Gregory J. Norman has served on our board of directors and as an advisor and spokesman for us since December 2003. Since its inception in August 1994, Mr. Norman has served as the Chairman and Chief Executive Officer of Great White Shark Enterprises, a multinational corporation that comprises several companies and divisions including Greg Norman Golf Course Design, Medallist Golf Developments, Greg Norman Turf Company, Greg Norman Interactive, Greg Norman Production Company, merchandising and licensing. Mr. Norman is also a professional golfer. Pursuant to the terms of an endorsement agreement between us and Mr. Norman, Mr. Norman has agreed to serve on our board of directors.
          William A. Roskin has served on our board of directors since January 2005. Since November 2004, Mr. Roskin has served as Executive Vice President, Human Resources and Administration of Viacom Inc., a diversified worldwide entertainment company. Mr. Roskin joined Viacom in 1988 as Vice President of Human Resources and Administration and was promoted to Senior Vice President in 1992. Before joining Viacom, Mr. Roskin was the Senior Vice President of Human Resources at Coleco Industries, Inc., a manufacturer and distributor of children’s toys, from 1986 to 1988. Prior to that, Mr. Roskin spent ten years with Warner Communications Inc. (now known as Time Warner Inc.), a media and entertainment company, where he held several executive positions in labor relations, including Vice President of Industrial and Labor Relations. Mr. Roskin holds an LLM in labor law from New York University’s School of Law, an L.L.B. from St. John’s University School of Law, and a B.B.A. from the City College of New York.
Board Composition
          Our board of directors currently consists of nine members — Messrs. Joaquin, Kramer, Lerner, Mayberry, Marx, McGrath, Norman, Ritz and Roskin. None of our current directors, other than Mr. Lerner, are or ever have been, employees of our company. The board of directors has determined that each of Messrs. Joaquin, Kramer, Marx, McGrath and Roskin are independent directors, as such term is defined by Rule 4200(a)(15) of the National Association of Securities Dealers listing standards.
          In accordance with the terms of our amended and restated certificate of incorporation, which will be effective in October 2005, our board of directors will be divided into three classes as follows:

•	Class I will consist of Messrs. Lerner, McGrath and Ritz, whose terms will expire at our annual stockholders’ meeting to be held in 2006;

•	Class II will consist of Messrs. Kramer, Mayberry and Norman, whose terms will expire at our annual stockholders’ meeting to be held in 2007; and

•	Class III will consist of Messrs. Joaquin, Marx and Roskin, whose terms will expire at our annual stockholders’ meeting to be held in 2008.
          At each annual meeting of stockholders after the initial classes are established, the successors to directors whose terms expire at that meeting will be elected to serve from the time of election and qualification until the third annual meeting following such election. This division of the board of directors into three classes may have the effect of delaying or preventing changes in control or management.
Board Committees
          Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee.
Audit Committee
          The audit committee consists of Messrs. Joaquin, Kramer and Marx, each of whom are independent directors. Mr. Kramer serves as the chairman of our audit committee. The audit committee is a standing committee of, and operates under a written charter adopted by, our board of directors. The audit committee appoints, oversees and determines the compensation for our independent auditors and reviews issues relating to their independence; reviews the annual and quarterly financial reports, as well as the principles and judgments underlying those reports; reviews the financial reporting and accounting processes; and performs other duties necessary to discharge certain regulatory and compliance obligations entrusted to them. The audit committee charter grants the audit committee funding authority, the ability to engage advisors and access to company employees necessary to discharge these duties. Mr. Kramer will serve as our audit committee financial expert as such term is defined under the SEC’s rules and regulations.
Compensation Committee
          The compensation committee consists of Messrs. Joaquin, Kramer and Marx, each of whom are independent directors. Mr. Joaquin serves as the chair of our compensation committee. The compensation committee is a standing committee of, and operates under a written charter adopted by, our board of directors. The compensation committee reviews the performance of our Chief Executive Officer; engages in succession planning for the Chief Executive Officer and other officers; makes decisions and recommendations regarding salaries, bonuses, benefits and incentive compensation for our directors and executive officers; and administers our incentive compensation and benefit plans. The compensation committee charter grants the compensation committee funding authority, the ability to engage advisors and access to company employees necessary to discharge these duties.
Nominating and Governance Committee
          Our nominating and governance committee consists of Messrs. Joaquin, Kramer and Marx, each of whom are independent directors. Mr. Marx serves as the chair of our nominating and governance committee. The nominating and governance committee is a standing committee of, and operates under a written charter adopted by, our board of directors. The nominating and governance committee evaluates the size and composition of the board of directors; seeks and evaluates qualified individuals to become directors; reviews the suitability for continued service of current directors; evaluates the nature and composition of other board committees; and makes recommendations for appointment and removal of other board committee members. The nominating and governance committee charter grants the nominating and governance committee funding authority, the ability to engage advisors and access to company employees necessary to discharge these duties.

Other Committees
          Our board of directors may establish other committees as it deems necessary or appropriate from time to time.
Compensation Committee Interlocks and Insider Participation
          None of the members of our compensation committee, currently is or ever has been an officer or employee of our company. None of our executive officers currently serves or has served as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on our board of directors or our compensation committee.
Director Compensation
          We currently pay the following cash compensation to our independent directors: an annual retainer of $15,000; an annual fee to our audit committee chairman of $7,500; an annual fee to our audit committee members, other than the chairman, of $4,000; annual fees of $4,000 to each of the chairmen of our nominating and governance committee and our compensation committee; and annual fees to members of our nominating and governance committee and our compensation committee, other than the chairmen, of $2,500. We also reimburse our non-employee directors for all reasonable out-of-pocket expenses incurred to attend meetings of our board of directors or its committees. In addition, we provide the following equity compensation to our independent directors: to each new independent director, an option to purchase 30,000 shares of our common stock, with 25% vesting on the grant date and 25% vesting on each of the following three anniversaries of the grant date; and to each continuing director, after one year of service, an option to purchase 7,500 shares of our common stock, with 100% vesting on the first anniversary of the grant date. In January 2005, we granted to each of Messrs. Joaquin, Kramer, Marx, McGrath and Roskin an option to purchase 30,000 shares of our common stock at an exercise price of $1.30 per share, each with the three-year vesting noted above.
          In December 2003, pursuant to an endorsement agreement with Mr. Norman, we granted Mr. Norman an option to purchase 1,500,000 shares of our common stock at an exercise price of $0.60 per share. We accelerated the unvested portion of this option, such that it became fully vested in April 2005.
Limitation of Liability and Indemnification Matters
          Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by Delaware law, our directors will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by applicable law. Under Delaware law, our directors have a fiduciary duty to us which will not be eliminated by these provisions in our amended and restated certificate of incorporation and our amended and restated bylaws, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each of our directors will continue to be subject to liability under Delaware law for breach of the director’s duty of loyalty to us for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involve intentional misconduct, or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by law. These provisions in our amended and restated charter documents also do not affect the directors’ responsibilities under any other laws, such as the Federal securities laws.
          Delaware law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under our amended and restated bylaws, any agreement, a vote of stockholders or otherwise.

          In addition to the indemnification provided for in our amended and restated bylaws, we have entered into agreements to indemnify our directors and officers and to advance their expenses incurred as a result of any proceeding against them. We maintain an insurance policy covering our directors and officers with respect to specified liabilities, including liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”). In addition, pursuant to our endorsement agreement with Mr. Norman, we have agreed to indemnify him for certain losses he may suffer under that agreement.
Executive Compensation
Summary of Cash and Other Compensation
          The following table shows all compensation received during the year ended December 31, 2004 by our Chief Executive Officer and our other executive officers. These individuals are referred to as the “named executive officers.” The compensation described in this table does not include medical, group life insurance or other benefits that are available generally to all of our salaried employees.

			Long-Term
			Compensation
	Annual
	Compensation(1)(2)		Securities
			Underlying	All Other
Name and Position	Salary	Bonus	Options (#)	Compensation

Fred H. Lerner	$100,000	$420,000	—	$11,209	(3)
President and Chief Executive Officer
Scott F. Neamand	150,000	25,000	400,000	3,000	(5)
Secretary, Executive Vice President and Chief Financial Officer(4)
Andre Brysha	262,782	15,000	—	2,506	(6)
Vice President and Chief Marketing Officer
Peter Tahmin	200,832	15,000	—	2,239	(6)
Vice President, Chief Operating Officer and Assistant Secretary

(1)	During fiscal 2004, the named executive officers received certain perquisites, including auto allowances and, as to Mr. Lerner only, auto expense reimbursement, medical out-of-pocket expense reimbursement and payment by us of the full amount of his medical and dental insurance premiums. The annual compensation reported does not include the value of such perquisites as, in the aggregate, they did not exceed the lesser of either $50,000 or 10% of the total of annual salary and bonus reported for the named executive officer.

(2)	Amounts shown include base salary and bonuses earned by the named executive officers in fiscal 2004.

(3)	$7,770 of this amount represents life insurance premiums paid by us on behalf of Mr. Lerner and $3,439 of this amount represents our matching contribution under our 401(k) Plan on behalf of Mr. Lerner.

(4)	Mr. Neamand’s employment commenced on March 29, 2004.

(5)	This amount represents a signing bonus paid to Mr. Neamand.

(6)	This amount represents our matching contribution under our 401(k) Plan on behalf of the named executive officer.

Option Grants in Last Fiscal Year
          The following table sets forth information regarding the granting of stock options to the named executive officers during the year ended December 31, 2004. The percentage of total options set forth below is based on an aggregate of 665,000 options granted to employees for the year ended December 31, 2004.

	Individual Grants				Potential
Realizable Value
		Percent of			at Assumed
		Total			Annual Rates of
	Number of	Options			Stock Price
	Securities	Granted to			Appreciation for
	Underlying	Employees	Exercise		Option Term(1)
	Options	in Fiscal	Price Per	Expiration
Name	Granted	2004	Share	Date	5%	10%

Fred H. Lerner	—	—	—	—	—	—
Scott F. Neamand(2)	400,000	60%	$0.60	3/28/2014
Andre Brysha	—	—	—	—	—	—
Peter Tahmin	—	—	—	—	—	—

(1)	Potential realizable value is based upon the assumed initial public offering price of our common stock of $ per share, which is the midpoint of the range listed on the front cover of this prospectus. Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts representing hypothetical gains are those that could be achieved if options are exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the SEC, based on the assumed initial public offering price of $ per share and do not represent our estimate or projection of the future stock price.

(2)	The shares subject to this option were granted under our 1999 Stock Option Plan and vest one-third on March 29, 2004, one- third on March 29, 2005, and one-third on March 29, 2006. Mr. Neamand’s option has a term of ten years, but it may terminate before its expiration date if his status as an employee is terminated. Mr. Neamand’s option was granted at the fair market value of our common stock, as determined by our board of directors, on the date of the grant.
Stock Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
          The following table shows information concerning the number and value of unexercised options held by each of our named executive officers at December 31, 2004. Options shown as exercisable in the table below are exercisable as of December 31, 2004. There was no public trading market for our common stock as of December 31, 2004. Accordingly, the value of unexercised in-the-money options listed below at December 31, 2004 is calculated based on a value of $           per share of common stock, which is the midpoint of the range listed on the front cover of this prospectus, less the applicable exercise price per share, multiplied by the number of shares underlying the options.

Number of Securities
	Underlying Unexercised		Value of Unexercised
	Options at		In-the-Money Options at
	December 31, 2004		December 31, 2004

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Fred H. Lerner	—	—	—	—
Scott F. Neamand	133,333	266,667
Andre Brysha	—	—	—	—
Peter Tahmin	—	—	—	—

Employee Benefit Plans
          As of July 31, 2005, our directors, officers, consultants and employees hold outstanding stock options for the purchase of up to an aggregate of 3,535,000 shares of our common stock. Those options were granted under our 1999 Stock Option Plan. As of July 31, 2005, 2,567,500 of the shares subject to those options had vested and the balance were not vested. The exercise prices of those options ranged from $0.04 per share to $6.70 per share and each of those options had a maximum term of ten years from the applicable date of grant.
          The following sections provide more detailed information concerning our benefit plans and, with respect to our equity compensation plans, the shares that are available for future awards under these plans. Each summary below is qualified in its entirety by the full text of the relevant plan document, which has been filed with the SEC as an exhibit to the Registration Statement on Form S-1, of which this prospectus is a part, and is available through the SEC Internet site at http://www.sec.gov.
1999 Stock Option Plan
          Our 1999 Stock Option Plan (the “1999 Plan”) became effective on August 10, 1999. Under the 1999 Plan, we are generally authorized to grant options to purchase shares of our common stock to certain of our employees, directors, officers and consultants. Options under the 1999 Plan are either incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, or nonqualified stock options. All options granted under the plan expire no later than ten years from their dates of grant. No new awards will be granted under the 1999 Plan after the consummation of this initial public offering.
          Our board of directors administers the 1999 Plan. The number of shares subject to outstanding awards under the 1999 Plan and the exercise prices of those awards are subject to adjustment in the event of changes in our capital structure, reorganizations and other extraordinary events. In the event of certain mergers, consolidations, asset sales or similar transactions in which we are not the surviving and controlling corporation, all stock options then outstanding under the 1999 Plan will, subject to the plan administrator’s authority to provide for the assumption or substitution of the options, automatically vest. In such circumstances, the options will terminate as long as option holders are given at least 30 days notice of the proposed transaction.
          Our board of directors may amend or terminate the 1999 Plan at any time. The 1999 Plan requires that certain amendments, including amendments that materially increase the benefits accruing to participants under the plan, be submitted to stockholders for their approval. Our authority to grant new awards under the 1999 Plan terminated upon Board and stockholder approval of the 2005 Performance Incentive Plan.
2005 Performance Incentive Plan
          On                     , 2005, our board of directors adopted our 2005 Performance Incentive Plan (the “2005 Plan”) to provide an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons. Our stockholders approved the 2005 Plan on                     , 2005. Employees, officers, directors and consultants that provide services to us may be selected to receive awards under the 2005 Plan.
          Our board of directors, or a committee of directors appointed by the board, has the authority to administer the 2005 Plan. The administrator of the 2005 Plan has broad authority to:

•	select participants and determine the types of awards that they are to receive;

•	determine the number of shares that are to be subject to awards and the terms and conditions of awards, including the price (if any) to be paid for the shares or the award;

•	cancel, modify or waive our rights with respect to, or modify, discontinue, suspend or terminate any or all outstanding awards, subject to any required consents;

•	construe and interpret the terms of the 2005 Plan;

•	accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards;

•	subject to the other provisions of the 2005 Plan, make certain adjustments to an outstanding award and authorize the conversion, succession or substitution of an award; and

•	allow the purchase price of an award or shares of our common stock to be paid in the form of cash, check or electronic funds transfer, by the delivery of already-owned shares of our common stock or by a reduction of the number of shares deliverable pursuant to the award, by services rendered by the recipient of the award, by notice and third party payment or cashless exercise on such terms as the administrator may authorize, or any other form permitted by law.
          A total of                      shares of our common stock are authorized for issuance with respect to awards granted under the 2005 Plan. Any shares subject to awards that are not paid or exercised before they expire or are terminated, as well as shares used to pay the purchase or exercise price of awards or related tax withholding obligations, will become available for other award grants under the 2005 Plan. Shares subject to options granted under the 1999 Plan that were outstanding as of the date the 2005 Plan was approved and that are not exercised before they expire or are terminated will also become available for award grants under the 2005 Plan. As of the date of this prospectus, no awards have been granted under the 2005 Plan, and the full number of shares authorized under the 2005 Plan is available for award purposes.
          Awards under the 2005 Plan may be in the form of incentive or nonqualified stock options, stock appreciation rights, restricted stock, stock bonuses and other forms of awards granted or denominated in our common stock or units of our common stock. Awards under the plan generally will not be transferable other than by will or the laws of descent and distribution, except that the plan administrator may authorize certain transfers for tax or estate planning purposes.
          Nonqualified stock options and other awards may be granted at prices below the fair market value of the common stock on the date of grant. Restricted stock awards can be issued for nominal or the minimum lawful consideration. Incentive stock options must have an exercise price that is at least equal to the fair market value of our common stock, or 110% of fair market value of our common stock for incentive stock option grants to any 10% owner of our common stock, on the date of grant. These and other awards may also be issued solely or in part for services. Awards are generally paid in cash or shares of our common stock. The plan administrator may provide for the deferred payment of awards and may determine the terms applicable to deferrals.
          As is customary in incentive plans of this nature, the number and kind of shares available under the 2005 Plan and any outstanding awards, as well as the exercise or purchase prices of awards, will be subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the stockholders. In no case (except due to an adjustment referred to above or any repricing that may be approved by our stockholders) will any adjustment be made to a stock option or stock appreciation right award under the 2005 Plan (by amendment, cancellation and regrant, exchange or other means) that would constitute a repricing of the per-share exercise or base price of the award.

          Each award granted under our 2005 Plan will generally become fully vested, exercisable, and/or payable, as applicable, upon a Change in Control Event if the award will not be assumed or substituted for or otherwise continued after the event. The term Change in Control Event is defined in the 2005 Plan and generally includes:

•	stockholder approval of our dissolution or liquidation;

•	certain changes in a majority of the membership of our board of directors over a period of two years or less;

•	the acquisition of more than 30% of our outstanding voting securities by any person other than a person who held more than 30% of our outstanding voting securities as of the date that the 2005 Plan was approved, a company benefit plan, or one of their affiliates, successors, heirs, relatives or certain donees or certain other affiliates; and

•	a merger, consolidation, reorganization (other than with an affiliate) or similar corporate transactions, or a sale or other transfer of all or substantially all of our assets, after which our stockholders immediately prior to such transaction do not own more than 50% of the outstanding voting securities of the resulting entity after such event.
          Our board of directors may amend or terminate the 2005 Plan at any time, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant. Plan amendments will be submitted to stockholders for their approval as required by applicable law or any applicable listing agency. The 2005 Plan is not exclusive; our board of directors and compensation committee may grant stock and performance incentives or other compensation, in stock or cash, under other plans or authority.
          The 2005 Plan will terminate on                     , 2015. However, the plan administrator will retain its authority until all outstanding awards are exercised or terminated. The maximum term of options, SARs and other rights to acquire common stock under the 2005 Plan is ten years after the initial date of the award.
Additional Benefits
          We cover our executive officers under medical, dental, life and other welfare plans maintained by us. In general, these plans are open to substantially all of our employees. In addition, we maintain a 401(k) plan for our employees and make a matching contribution of 25% of the amount a participant elects to defer under this plan, up to 4% of the participant’s compensation. Our total contributions for the plan year ended December 31, 2004 were $24,281.
Employment Arrangements
          We have entered into letter agreements with each of our named executive officers, documenting the material terms of their employment arrangements with us. A description of each of those arrangements is set forth below.
          Under our letter agreement with Mr. Lerner, Mr. Lerner is entitled to an annual base salary of $100,000, plus an annual bonus of one percent of our annual merchandise sales, with a maximum bonus amount of $400,000; provided, however, that our income before provision for income taxes (calculated in accordance with GAAP) for such year must be at least $500,000 in order for Mr. Lerner to be eligible for this bonus. Mr. Lerner may be awarded additional bonuses at the discretion of our board of directors. Mr. Lerner is also entitled to an automobile allowance of $18,000 per year; reimbursement of his out-of-pocket medical costs; participate in our 401(k) plan; payment by us of the full amount of his medical and dental insurance premiums and three weeks vacation per year. We also have agreed to pay the premiums on a $2 million life insurance policy under which Mr. Lerner is the beneficiary. The letter agreement provides that Mr. Lerner is an at-will employee.
          Under our letter agreement with Mr. Neamand, Mr. Neamand is entitled to an annual base salary of $230,000 and may be awarded a bonus at the discretion of our board of directors. Mr. Neamand is also entitled to an automobile allowance of $6,500 per year; participate in our 401(k) plan; and three weeks vacation per year. The letter agreement provides that Mr. Neamand is an at-will employee. In addition to the compensation contemplated by his letter agreement, Mr. Neamand is also entitled to receive a bonus of $75,000 upon the completion of our initial public offering.
          Under our letter agreement with Mr. Brysha, Mr. Brysha is entitled to an annual base salary of $272,782 and may be awarded a bonus at the discretion of our board of directors. Mr. Brysha is also entitled to an automobile allowance of $12,200 per year; participate in our 401(k) plan; and three weeks vacation per year. The letter agreement provides that Mr. Brysha is an at-will employee.
          Under our letter agreement with Mr. Tahmin, Mr. Tahmin is entitled to an annual base salary of $210,832 and may be awarded a bonus at the discretion of our board of directors. Mr. Tahmin is also entitled to an automobile allowance of $8,400 per year; participate in our 401(k) plan; and three weeks vacation per year. The letter agreement provides that Mr. Tahmin is an at-will employee.

RELATED PARTY TRANSACTIONS
          Other than the compensation agreements, indemnification agreements and other arrangements which are described in “Management” and the transactions described below, since January 1, 2002, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer, holder of 5% or more of any class of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest. You may find more details about shares held by these stockholders in the “Principal and Selling Stockholders” section of this prospectus.
          Following this offering we will be subject to the Nasdaq National Market listing standards that require us to conduct, on an ongoing basis, an appropriate review of all related party transactions (as defined in the Nasdaq National Market rules) for potential conflict of interest situations and require all related party transactions to be approved by the audit committee of our board of directors.
Relationship with Ritz Camera Centers, Inc.
          We have an agreement with Ritz Camera Centers, which was amended and restated in August 2005, pursuant to which we purchase substantially all of our photographic and boating, marine and fishing products. During the term of this agreement, we are obligated to purchase from Ritz Camera Centers at least 51% of the total photography, boating, fishing and marine products purchased by us in each calendar year, to the extent such products are then being offered for sale by Ritz Camera Centers. We purchase these products from Ritz Camera Centers at a price equal to their average cost plus a fixed percentage. For the six months ended June 30, 2004 and 2005, we purchased an aggregate of $29.6 million and $30.8 million, respectively, of products from Ritz Camera Centers. For the years ended December 31, 2002, 2003 and 2004, we purchased an aggregate of $45.4 million, $54.1 million and $65.0 million, respectively, of products from Ritz Camera Centers.
          Ritz Camera Centers also provides substantially all of our fulfillment and distribution functions with respect to the products we purchase from them. We lease space in the Ritz Camera Centers’ distribution and warehouse facilities located in Suwanee, Georgia; Topeka, Kansas; and Denton, Maryland. Our operations at those facilities are limited and, pursuant to our agreement with Ritz Camera Centers, we pay a fee to Ritz Camera Centers for carrying out the majority of our fulfillment and distribution functions. This fee is variable and is a function of the number of orders shipped and the number of shipments necessary to fulfill each order. For the six months ended June 30, 2004 and 2005, we incurred an aggregate of $440,000 and $446,000, respectively, in fulfillment and distribution service fees to Ritz Camera Centers, as well as rent expense of $5,000 in each six-month period. For the years ended December 31, 2002, 2003 and 2004, we incurred an aggregate of $916,000, $989,000 and $967,000, respectively, in fees to Ritz Camera Centers for performing these services, as well as $10,000, in each of the three calendar years, in rent expense under a lease with them.
          We also obtain substantial benefits from the investment that Ritz Camera Centers has made and continues to make in building and developing the Ritz Camera, Wolf Camera, Boater’s World and related brands. Under our agreement with Ritz Camera Centers, we license the right to use those trademarks on our network of websites and pay a license fee calculated as a percentage of our sales of Ritz Camera Centers’ products for this license. For the six months ended June 30, 2004 and 2005, we incurred an aggregate of $382,000 and $399,000, respectively, in license fees under our agreement. For the years ended December 31, 2002, 2003 and 2004, we incurred an aggregate of $581,000, $684,000 and $826,000, respectively, in license fees under this agreement.
          In connection with the amendment and restatement of our main agreement with Ritz Camera Centers in August 2005, we also entered into a perpetual license agreement and an ancillary services agreement. Under the perpetual license agreement, Ritz Camera Centers has agreed to allow us to continue to use the “Ritz Interactive” name in the event our main agreement with Ritz Camera Centers is terminated, provided that we do not use the “Ritz Interactive” name in connection with sales of photographic equipment, supplies and products; boating, fishing and marine equipment, supplies and products; photo finishing, digital imaging, portraits and related services; or consumer electronic equipment. Under the ancillary services agreement, we have agreed to provide certain marketing and other services to Ritz Camera Centers in exchange for their agreement to include one or more of our website addresses in their printed advertising materials.
          On March 30, 2000, we issued a demand promissory note in the principal amount of $5.0 million to Ritz Camera Centers. The terms of this note did not specify an interest rate. We used the proceeds from this note for working capital purposes. For the years ended December 31, 2003 and 2004, we made aggregate payments of $4.5 million and $457,000, respectively, to Ritz Camera Centers under this note, which was paid in full in October 2004. We did not make any payments under this note during the year ended December 31, 2002. We imputed interest in the amount of $234,000, $99,000 and $15,000 during 2002, 2003 and 2004, respectively.
          In March 2002, we acquired certain assets of PhotoAlley, Inc. and concurrently with the closing of that transaction, we sold PhotoAlley’s inventory and website server to Ritz Camera Centers for approximately $394,000.
          In July 2002, we entered into an oral agreement with Ritz Camera Centers pursuant to which we paid a monthly fee to Ritz Camera Centers to have our photo-oriented websites included in Ritz Camera Centers advertisements within the pages of a monthly photography magazine. For the six months ended June 30, 2004 and 2005, the advertising expenses incurred under this agreement were $60,000 for each period. The advertising expenses incurred were $60,000, $120,000 and $120,000 for the years ended December 31, 2002, 2003 and 2004, respectively. The terms of this arrangement were incorporated into our ancillary services agreement with Ritz Camera Centers upon the execution of that agreement in August 2005.
          On December 1, 2003, we entered into an agreement with Ritz Camera Centers, whereby we agreed to advertise and promote certain of Ritz Camera Centers’ websites, online printing products and services through our websites, in exchange for which Ritz Camera Centers agreed to pay us an amount equal to a percentage of the gross revenue generated by the Ritz Camera Centers websites we promoted (other than shipping, handling and related costs), regardless of whether such revenue was generated by our advertising efforts. This agreement expired by its terms on May 31, 2004. For the years ended December 31, 2003 and 2004, we received aggregate payments from Ritz Camera Centers of $12,000 and $60,000, respectively, under this agreement.
          In September 2004, we entered into an agreement with Ritz Camera Centers, pursuant to which we paid Ritz Camera Centers a monthly fee to include advertising for our fishing-oriented websites in certain of its newspaper inserts and advertisements in various markets in the United States. For the six months ended June 30, 2005, we incurred an aggregate of $12,000 in fees under this agreement. For the year ended December 31, 2004, we incurred an aggregate of $8,000 in fees. This agreement terminated in August 2005.
          In April 2005, we entered into an oral agreement with Ritz Camera Centers, whereby we agreed to advertise and promote certain of Ritz Camera Centers’ websites, online printing products and services through our websites, in exchange for the promotion of our websites on the Ritz Camera Centers websites we promoted. Each party would pay the other a fixed percentage of merchandise sales generated through such promotion. For the six months ended June 30, 2005, we received net payments from Ritz Camera Centers totaling $8,900. The terms of this arrangement were incorporated into our principal agreement with Ritz Camera Centers upon the execution of an amended and restated version of that agreement in August 2005.

          Two of our directors, David M. Ritz and Wade R. Mayberry, are officers, directors and stockholders of Ritz Camera Centers. At June 30, 2005 and December 31, 2004, Ritz Camera Centers owned approximately 11% of our outstanding common stock.
Relationship with Gregory J. Norman
          We have an agreement with Greg Norman Interactive, LLC (“GNI”), a company wholly-owned by Great White Shark Enterprises, of which Mr. Norman is the Chairman and Chief Executive Officer. Pursuant to this agreement, we operate and promote certain websites for GNI (the “GNI Websites”), over which we sell the products provided to us by GNI. We then remit to GNI a fixed percentage of (a) the net sales price of each of its products that we sell and (b) all other revenues generated by the GNI Websites. In connection with revenues earned under the agreement during the years ended December 31, 2003 and 2004, we made aggregate payments to GNI of $8,000 and $71,000, respectively. For the six months ended June 30, 2004 and 2005, we paid GNI $32,000 and $33,000, respectively pursuant to this agreement.
          We also have an endorsement agreement with Mr. Norman pursuant to which he serves as a member of our board of directors and provides us with various endorsement services related to the promotion of our products and business. In return for his endorsement services, we reimburse the expenses Mr. Norman incurs making personal appearances on our behalf, and, on December 1, 2003, we granted Mr. Norman an option to purchase 1,500,000 shares of our common stock at an exercise price of $0.60 per share. We accelerated the unvested portion of this option, such that it became fully vested in April 2005. Our agreements with GNI and Mr. Norman have concurrent five-year terms and expire on November 30, 2008.
Incentive Based Compensation
          Stock option grants to our directors and executive officers are described in this prospectus under the captions “Management — Director Compensation” and “— Executive Compensation.”
Indemnification Agreements
          We have entered into indemnification agreements with each of our directors and officers. These agreements and our charter documents require us to indemnify our directors and officers to the fullest extent permitted under Delaware law and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.
          We believe that all transactions with the related parties described above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. Our policy is to require that the audit committee of our board of directors approve all future transactions between us and our officers, directors, principal stockholders and their affiliates. These transactions will continue to be on terms no less favorable to us than we could obtain from unrelated third parties.

PRINCIPAL AND SELLING STOCKHOLDERS
          The following table sets forth information with respect to the beneficial ownership of our outstanding common stock as of July 31, 2005, by:

•	each of our directors;

•	each of our named executive officers;

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our outstanding common stock;

•	all of our directors and executive officers as a group; and

•	the selling stockholders.
          Except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons or entities named in this table have sole voting and investing power with respect to all shares of our outstanding common stock beneficially owned by them. Beneficial ownership and percentage ownership are determined in accordance with the rules and regulations of the SEC. The shares beneficially owned listed in the table below includes the number of shares underlying options that are exercisable within 60 days from July 31, 2005. In addition, this table is based on 27,466,178 shares of our common stock outstanding as of July 31, 2005, and                      shares of our common stock outstanding immediately after this offering. Unless otherwise noted below, the address of each beneficial owner is c/o Ritz Interactive, Inc., 2010 Main Street, Suite 400, Irvine, California 92614. The percentages in the Percentage of Shares Beneficially Owned columns assume that the underwriters do not exercise their over-allotment option to purchase up to                     additional shares from us and the selling stockholders.

		Percentage of Shares
		Beneficially Owned
	Shares
	Beneficially	Before	After
Name of Beneficial Owner	Owned	Offering	Offering

Directors and Executive Officers:
David M. Ritz(1)(2)	6,500,000	23.7%
Fred H. Lerner(3)	5,000,000	18.2
Wade R. Mayberry(4)	3,970,000	14.5
Gary L. Kramer(5)	70,000	*
Thomas E. McGrath, Jr.(6)	157,500	*
Gregory J. Norman(6)	1,500,000	5.2
James Joaquin(6)	7,500	*
Oscar B. Marx III(6)	7,500	*
William A. Roskin(6)	7,500	*
Andre Brysha(7)	588,236	2.1
Scott F. Neamand(6)	266,667	1.0
Peter Tahmin(8)	882,353	3.2
All directors and executive officers as a group (12 persons)(9)	18,957,256	64.4
Other 5% Stockholders:
Ritz Camera Centers, Inc.(10)	3,024,175	11.0
Linda Dolphin(11)	1,828,750	6.7

*	less than 1% of total

(1)	Mr. Ritz is the Chairman of our board of directors and the brother of Linda Dolphin. Mr. Ritz is also the Chairman and Chief Executive Officer of Ritz Camera Centers, which may be deemed to be our affiliate. If the underwriters exercise their over-allotment option in full, Mr. Ritz will offer shares in this offering and will beneficially own shares or % of our common stock after this offering. See also footnotes 10 and 11.

(2)	Includes 1,400,000 shares held by Cove Point Limited Partnership II, of which Mr. Ritz is the general partner, and over which Mr. Ritz exercises sole voting and dispositive power.

(3)	Consists solely of shares held by The Fred H. Lerner & Carol A. Lerner Family Trust, originally dated 3/20/1979, of which Mr. Lerner and his wife Carol are the trustees and over which Mr. Lerner exercises shared voting and dispositive power.

(4)	Consists solely of shares held by Wade R. Mayberry and Pamela E. Mayberry as joint tenants, over which Mr. Mayberry exercises shared voting and dispositive power. Mr. Mayberry serves on our board of directors and is the President and a director of Ritz Camera Centers, which may be deemed to be our affiliate. If the underwriters exercise their over-allotment option in full, Mr. Mayberry will offer shares in this offering and will beneficially own shares or % of our common stock after this offering. See also footnote 10.

(5)	Includes 7,500 shares issuable upon exercise of an outstanding option that is currently exercisable.

(6)	Consists solely of shares issuable upon exercise of outstanding options that are currently exercisable.

(7)	Consists solely of shares held by the A. and L. Brysha Revocable Trust, of which Mr. Brysha is the trustee and over which Mr. Brysha exercises sole voting and dispositive power.

(8)	Consists solely of shares held by the P. and T. Tahmin Revocable Trust, dated February 16, 2000, of which Mr. Tahmin is the trustee and over which Mr. Tahmin exercises sole voting and dispositive power.

(9)	Includes 1,954,167 shares issuable upon exercise of outstanding options that are currently exercisable.

(10)	The members of the board of directors of Ritz Camera Centers, Inc. share voting and dispositive power with respect to these shares. David M. Ritz is the Chairman and Chief Executive Officer of Ritz Camera Centers; Wade R. Mayberry is the President and a director of Ritz Camera Centers; and Linda R. Dolphin serves as a director of Ritz Camera Centers. Also, Mr. Ritz, Ms. Dolphin and certain of their family members are the principal stockholders of Ritz Camera Centers. In addition, certain employees of Ritz Camera Centers own an aggregate of 1,747,500 shares of our common stock. Each of these employees has entered into an agreement with Ritz Camera Centers regarding these shares pursuant to which Ritz Camera Centers has (a) a right of first refusal with respect to the transfer of these shares and (b) a repurchase right upon such employee’s termination of employment with Ritz Camera Centers. The address for Ritz Camera Centers is 6711 Ritz Way, Beltsville, Maryland 20705, Attn: Wade Mayberry.

(11)	Ms. Dolphin is the sister of David M. Ritz and serves as a director of Ritz Camera Centers. Ms. Dolphin’s address is c/o Ritz Camera Centers, 6711 Ritz Way, Beltsville, Maryland 20705.

DESCRIPTION OF CAPITAL STOCK
          We are authorized to issue 45,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. The following information summarizes the rights of our common stock and our preferred stock and certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws. You should refer to our amended and restated certificate of incorporation and our amended and restated bylaws, which are filed with the SEC as exhibits to the registration statement of which this prospectus forms a part.
Common Stock
          As of July 31, 2005, there were 27,466,178 shares of our common stock outstanding and held of record by 59 stockholders. In addition, as of July 31, 2005, there were also options outstanding to purchase 3,535,000 shares of our common stock.
          Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders and are not entitled to cumulate their votes in the election of directors. Holders of shares representing a majority of the voting power of common stock can elect all of the directors. All shares of our common stock rank equally as to voting and other matters. Our stockholders cannot amend our amended and restated bylaws without the affirmative vote of sixty-six and two-thirds percent (66 2/3%) of all stockholders voting together as a single class. The holders of our common stock are entitled to receive pro rata dividends, when and if declared by our board of directors, out of funds legally available for payment. However, such dividends would be subject to preferences that may be applicable to the holders of any outstanding shares of our preferred stock. In the event of a liquidation, dissolution or winding up of the affairs of our company, the holders of our common stock will be entitled to receive pro rata, all of our remaining assets available for distribution to our stockholders, subject to the rights of holders of any outstanding shares of our preferred stock. Our common stock has no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of our common stock are, and all shares of our common stock issued in this offering will be, non-assessable.
Preferred Stock
          As of July 31, 2005, no shares of our preferred stock were outstanding. Our board of directors has the authority, without further action by the stockholders, to provide for the issuance of any or all shares of our preferred stock in one or more series, and to fix the designations, rights, powers, preferences, privileges and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions, if any, for each such series, and the number of shares constituting any such series, and to increase or decrease the number of shares of any series subsequent to the issuance thereof, but not below the number thereof then outstanding. Accordingly, our board of directors, without stockholder approval, may issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of our common stock. Our preferred stock could be issued quickly with terms calculated to delay or prevent a change in control or to make removal of management more difficult. Additionally, the issuance of our preferred stock may have the effect of decreasing the market price of our common stock, and may adversely affect the voting and other rights of the holders of our common stock. We currently have no plans to issue any shares of our preferred stock following this offering.
Options
          As of July 31, 2005, options to purchase a total of 3,535,000 shares of our common stock were outstanding with a weighted average exercise price of $0.91 per share. Our 1999 Plan authorizes the grant of options to purchase up to 4,500,000 shares of our common stock. Our authority to grant new awards under the 1999 Plan terminated upon board and stockholder approval of the 2005 Plan. Our 2005 Plan authorizes the grant of options to purchase up to                      shares of our common stock. Please see “Management — Employee Benefit Plans” and “Shares Eligible for Future Sale” for a more complete description of our outstanding options and our option plans.
Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws
Section 203 of the General Corporation Law of the State of Delaware
          We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.
Provisions of Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws
          Our amended and restated certificate of incorporation and our amended and restated bylaws, to be in effect in October 2005, include a number of provisions that may deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

•	Our amended and restated certificate of incorporation provides that our board will be divided into three classes of directors serving staggered, three-year terms. This classification has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the board.

•	Our amended and restated certificate of incorporation authorizes only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors may only be set by a resolution adopted by the majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the vacancies with its own nominees.

•	Our amended and restated certificate of incorporation and our amended and restated bylaws provide that directors may only be removed by stockholders for cause and only by the affirmative vote of holders of sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of voting stock.

•	Our amended and restated certificate of incorporation provides that our stockholders will not be entitled to cumulate their votes for the election of directors.

•	Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

•	Our amended and restated certificate of incorporation and our amended and restated bylaws provide that only the Chairman of our board of directors, a majority of the members of our board of directors, our Chief Executive Officer or a committee of our board of directors that has been duly designated by our board of directors are allowed to call a special meeting of the stockholders. They also prohibit the taking of stockholder action by written consent without a meeting. These provisions make it more difficult for stockholders to take action opposed by management and the board of directors.

•	Our amended and restated certificate of incorporation gives our directors the authority to provide for the issuance of any or all shares of our preferred stock in one or more series, and to fix the designations, rights, powers, preferences, privileges and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions, if any, for each such series, and the number of shares constituting any such series, and to increase or decrease the number of shares of any series subsequent to the issuance thereof, but not below the number thereof then outstanding. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

•	Stockholders will be permitted to adopt, amend or repeal our amended and restated bylaws only upon receiving at least sixty-six and two-thirds percent (66 2/3%) of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class. In addition, our board of directors is authorized to adopt, amend or repeal our amended and restated bylaws by a vote of the majority of the members of the board then in office.
Nasdaq National Market Listing
          We have applied to have our common stock quoted on the Nasdaq National Market under the symbol “RTZI.”
Transfer Agent and Registrar
          The transfer agent and registrar for our common stock is the U.S. Stock Transfer Corporation.

SHARES ELIGIBLE FOR FUTURE SALE
          Upon completion of the offering, we will have                      shares of our common stock outstanding assuming no exercise of any options after July 31, 2005. Of this amount, the                      shares offered by this prospectus will be available for immediate sale in the public market as of the date of this prospectus. Following the expiration of 180-day lockup agreements with the representatives of the underwriters,                      shares will be available for sale in the public market, subject in some cases to compliance with the volume and other limitations of Rule 144.

Approximate Number of
Days After the Date	Shares Eligible for
of This Prospectus	Future Sale	Comment

Upon effectiveness		Freely tradable shares sold in this offering
180 days		Lock-up released; shares saleable under Rule 144, 144(k) or 701
Over 180 days		Restricted securities held for less than one year
          In general, under Rule 144 as currently in effect, a person who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of our common stock; or

•	the average weekly trading volume during the four calendar weeks preceding the sale, subject to the filing of a Form 144 with respect to the sale.
          A person who is not deemed to have been an affiliate of ours at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell his or her shares under Rule 144(k) without regard to the limitations described above. Persons deemed to be affiliates must always sell under the limitations imposed by Rule 144, even after the applicable holding periods have been satisfied.
          We are unable to estimate the number of shares that will be sold under Rule 144, since this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Prior to the offering, there has been no public market for our common stock, and there can be no assurance that a significant public market for our common stock will develop or be sustained after the offering. Any future sale of substantial amounts of our common stock in the open market may adversely affect the market price of our common stock offered by this prospectus.
          We, our directors and executive officers, the holders of a majority of our outstanding common stock and the majority of our optionholders have agreed that, subject to certain exceptions, we will not sell any common stock without the prior written consent of WR Hambrecht + Co for a period of 180 days from the date of this prospectus.
          The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or we disclose material news or a material event relating to our company occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

          Any employee or consultant who purchased his or her shares under a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this prospectus. As of July 31, 2005, the holders of options to purchase approximately 3,535,000 shares of our common stock will be eligible to sell their shares upon the expiration of the 180-day lockup period, subject to the vesting of those options.
          We intend to file a registration statement on Form S-8 under the Securities Act as soon as practicable after the completion of the offering to register                      shares of our common stock subject to outstanding stock options or reserved for issuance under our stock option plans. This registration will permit the resale of these shares by nonaffiliates in the public market without restriction under the Securities Act, upon completion of the lock-up period described above. Shares registered under the Form S-8 registration statement held by affiliates will be subject to Rule 144 volume limitations. See “Management — Executive Compensation” and “— Employee Benefit Plans.”

PLAN OF DISTRIBUTION
          In accordance with the terms of the underwriting agreement to be entered into by WR Hambrecht + Co and Roth Capital Partners, LLC, as representatives of the underwriters, the selling stockholders and us, the underwriters named below have agreed to purchase from us that number of shares of common stock set forth opposite each underwriter’s name below at the initial public offering price less the underwriting discounts and commissions described on the cover page of this prospectus.

Number
Underwriter	of Shares

WR Hambrecht + Co
Roth Capital Partners, LLC

Total

          The underwriting agreement provides that the obligations of the underwriters are subject to various conditions, including the absence of any material adverse change in our business, and the receipt of certificates, opinions and letters from us and counsel. Subject to those conditions, the underwriters are committed to purchase all of the shares of our common stock offered by this prospectus if any of the shares are purchased.
Commissions and Discounts
          The underwriters propose to offer the shares of our common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus, as this price is determined by the OpenIPO process described below, and to certain dealers at this price less a concession not in excess of $           per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $           per share on sales to other dealers. Any dealers that participate in the distribution of our common stock may be deemed to be underwriters within the meaning of the Securities Act, and any discount, commission or concession received by them and any provided by the sale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. After completion of the initial public offering of the shares, to the extent that the underwriters are left with shares that successful bidders have failed to pay for, the underwriters may sell those shares at a different price and with different selling terms.
          The following table shows the per share and total underwriting discount to be paid to the underwriters by us in connection with this offering. The underwriting discount has been determined through negotiations between us and the underwriters, and has been calculated as a percentage of the initial public offering price. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	Per Share	No Exercise	Full Exercise

Initial public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$
          We estimate that the costs of this offering, exclusive of the underwriting discount and commissions, payable by us will be approximately $                    . The selling stockholders’ legal fees are not payable by us.
          An electronic prospectus is available on the website maintained by WR Hambrecht + Co and may also be made available on websites maintained by selected dealers and selling group members participating in this offering. Other than the prospectus in electronic format, the information on these websites is not a part of this prospectus and has not been approved or endorsed by us.
The OpenIPO Auction Process
          The distribution method being used in this offering is known as the OpenIPO auction, which differs from methods traditionally used in underwritten public offerings. In particular, as described under the captions “— Determination of Initial Public Offering Price” and “— Allocation of Shares,” the initial public offering price and the allocation of shares are determined by an auction conducted by the underwriters and other factors as described below. All qualified individual and institutional investors may place bids in an OpenIPO auction and investors submitting valid bids have an equal opportunity to receive an allocation of shares.
          The following describes how the underwriters and some selected dealers conduct the auction process and confirm bids from prospective investors:
Prior to Effectiveness of the Registration Statement
          Before the registration statement relating to this offering becomes effective, but after a preliminary prospectus is available, the auction will open and the underwriters and participating dealers will solicit bids from prospective investors through the Internet and by telephone and facsimile. The bids specify the number of shares of our common stock the potential investor proposes to purchase and the price the potential investor is willing to pay for the shares. These bids may be above or below the range set forth on the cover page of the prospectus. The minimum size of any bid is 100 shares.
          The shares offered by this prospectus may not be sold, nor may offers to buy be accepted, prior to the time that the registration statement filed with the SEC becomes effective. A bid received by the underwriters or a dealer involves no obligation or commitment of any kind prior to the closing of the auction. Bids can be modified or revoked at any time prior to the closing of the auction.
          Approximately two business days prior to the registration statement being declared effective, prospective investors will receive, by email, telephone or facsimile, a notice indicating the proposed effective date. Potential investors may at any time expressly request that all, or any specific, communications between them and the underwriters and participating dealers be made by specific means of communication, including email, telephone and facsimile. The underwriters and participating dealers will contact the potential investors in the manner they request.
Effectiveness of the Registration Statement
          After the registration statement relating to this offering has become effective, potential investors who have submitted bids to the underwriters or a dealer will be contacted by email, telephone or facsimile. Potential investors will be advised that the registration statement has been declared effective and that the auction may close in as little as one hour following effectiveness. Bids will continue to be accepted in the time period after the registration statement is declared effective but before the auction closes. Bidders may also withdraw their bids in the time period following effectiveness but before the close of the auction.
Reconfirmation of Bids
          The underwriters will require that bidders reconfirm the bids that they have submitted in the offering if any of the following events shall occur:

•	more than 15 business days have elapsed since the bidder submitted its bid in the offering;

•	there is a material change in the prospectus that requires recirculation of the prospectus by us and the underwriters; or

•	the initial public offering price is more than 20% above the high end of the price range or below the low end of the price range. In this event, the underwriters will circulate a revised preliminary prospectus with its request for reconfirmation.
          If a reconfirmation of bids is required, the underwriters will send an electronic notice (or communicate in an alternative manner as requested by a bidder) to everyone who has submitted a bid notifying them that they must reconfirm their bids by contacting the underwriters or participating dealers with which they have their brokerage accounts. Bidders will have a minimum of four hours to reconfirm their bids. Bidders will have the ability to cancel, modify or reconfirm their bids at any time until the auction closes. If bidders do not reconfirm their bids before the auction is closed (which will be no sooner than four hours after the request for reconfirmation is sent), we and the underwriters will disregard their bids in the auction, and they will be deemed to have been withdrawn. If appropriate, the underwriters may include the request for reconfirmation in a notice of effectiveness of the registration statement.
Changes in the Price Range Prior to Effectiveness of the Registration Statement
          If, prior to the date on which the SEC declares our registration statement effective, there is a change in the price range or the number of shares to be sold in this offering, in each case in a manner that is not otherwise material to this offering, we and the underwriters or participating dealers will:

•	provide notice on our respective websites of the revised price range or number of shares to be sold in this offering, as the case may be;

•	issue a press release announcing the revised price range or number of shares to be sold in this offering, as the case may be; and

•	send an electronic notice (or communicate in an alternative manner as requested by a bidder) to everyone who has submitted a bid notifying them of the revised price range or number of shares to be sold in this offering, as the case may be.
          In these situations, the underwriters could accept an investor’s bid after the SEC declares the registration statement effective without requiring a bidder to reconfirm. However, the underwriters may decide at any time to require potential investors to reconfirm their bids, and if they fail to do so, unconfirmed bids will be invalid.
Closing of the Auction and Pricing
          The auction will close and an initial public offering price will be determined after the registration statement becomes effective at a time agreed to by us and WR Hambrecht + Co, which we anticipate will be after the close of trading on the Nasdaq National Market on the same day on which the registration statement is declared effective. The auction may close in as little as one hour following effectiveness of the registration statement. However, the date and time at which the auction will close and an initial public offering price will be determined cannot currently be predicted and will be determined by us and WR Hambrecht + Co based on general market conditions during the period after the registration statement is declared effective. If we are unable to close the auction, determine an initial public offering price and file a final prospectus with the SEC within 15 days after the registration statement is initially declared effective, we will be required to file with the SEC and have declared effective a posteffective amendment to the registration statement before the auction may be closed and before any bids may be accepted.
          Once a potential investor submits a bid, the bid remains valid unless subsequently withdrawn by the potential investor. Potential investors are able to withdraw their bids at any time before the close of the auction by notifying the underwriters or a participating dealer.
          Following the closing of the auction, the underwriters determine the highest price at which all of the shares offered, including shares that may be purchased by the underwriters to cover any over-

allotments, may be sold to potential investors. This price, which is called the “clearing price,” is determined based on the results of all valid bids at the time the auction is closed. The clearing price is not necessarily the initial public offering price, which is set as described in “— Determination of Initial Public Offering Price” below. The initial public offering price determines the allocation of shares to potential investors, with all valid bids submitted at or above the initial public offering price receiving a pro rata portion of the shares bid for.
          You will have the ability to withdraw your bid at any time until the closing of the auction. The underwriters will accept successful bids by sending notice of acceptance after the auction closes and an initial public offering price has been determined, and bidders who submitted successful bids will be obligated to purchase the shares allocated to them regardless of (1) whether such bidders are aware that the registration statement has been declared effective and that the auction has closed or (2) whether they are aware that the notice of acceptance of that bid has been sent. The underwriters will not cancel or reject a valid bid after the notices of acceptance have been sent.
          Once the auction closes and a clearing price is set as described below, the underwriters or a participating dealer accept the bids from those bidders whose bids are at or above the initial public offering price but may allocate to a prospective investor fewer shares than the number included in the investor’s bid, as described in “— Allocation of Shares” below.
Determination of Initial Public Offering Price
          The initial public offering price for this offering is ultimately determined by negotiation between the underwriters, the selling stockholders and us after the auction closes and does not necessarily bear any direct relationship to our assets, current earnings or book value or to any other established criteria of value, although these factors are considered in establishing the initial public offering price. Prior to this offering, there has been no public market for our common stock. The principal factor in establishing the initial public offering price is the clearing price resulting from the auction, although other factors are considered as described below. The clearing price is used by the underwriters and us as the principal benchmark, among other considerations described below, in determining the initial public offering price for the stock that will be sold in this offering.
          The clearing price is the highest price at which all of the shares offered, including the shares that may be purchased by the underwriters to cover any over-allotments, may be sold to potential investors, based on the valid bids at the time the auction is closed. The shares subject to the underwriters’ over-allotment option are used to calculate the clearing price whether or not the option is actually exercised. Based on the auction results, we may elect to change the number of shares sold in the offering. Depending on the public offering price and the amount of the increase or decrease, an increase or decrease in the number of shares to be sold in the offering could affect the clearing price and result in either more or less dilution to potential investors in this offering.
          Depending on the outcome of negotiations between the underwriters, the selling stockholders and us, the initial public offering price may be lower, but will not be higher, than the clearing price. The bids received in the auction and the resulting clearing price are the principal factors used to determine the initial public offering price of the stock that will be sold in this offering. The initial public offering price may be lower than the clearing price depending on a number of additional factors, including general market trends or conditions, the underwriters’ assessment of our management, operating results, capital structure and business potential and the demand and price of similar securities of comparable companies. The underwriters, the selling stockholders and we may also agree to an initial public offering price that is lower than the clearing price in order to facilitate a wider distribution of the stock to be sold in this offering. For example, the underwriters, the selling stockholders and we may elect to lower the initial public offering price to include certain institutional or retail bidders in this offering. The underwriters, the selling stockholders and we may also lower the initial public offering price to create a more stable post-offering trading price for our shares.

          The initial public offering price always determines the allocation of shares to potential investors. Therefore, if the initial public offering price is below the clearing price, all valid bids that are at or above the initial public offering price receive a pro rata portion of the shares bid for. If sufficient bids are not received, or if we do not consider the clearing price to be adequate, or if the underwriters, the selling stockholders and we are not able to reach agreement on the initial public offering price, then the underwriters and we will either postpone or cancel this offering. Alternatively, we may file with the SEC a post-effective amendment to the registration statement in order to conduct a new auction.
          The following simplified example illustrates how the initial public offering price is determined through the auction process:
          Company X offers to sell 1,500 shares in its public offering through the auction process. The underwriters, on behalf of Company X, receives five bids to purchase, all of which are kept confidential until the auction closes.
          The first bid is to pay $10.00 per share for 1,000 shares. The second bid is to pay $9.00 per share for 100 shares. The third bid is to pay $8.00 per share for 900 shares. The fourth bid is to pay $7.00 per share for 400 shares. The fifth bid is to pay $6.00 per share for 800 shares.
          Assuming that none of these bids are withdrawn or modified before the auction closes, and assuming that no additional bids are received, the clearing price used to determine the initial public offering price would be $8.00 per share, which is the highest price at which all 1,500 shares offered may be sold to potential investors who have submitted valid bids. However, the shares may be sold at a price below $8.00 per share based on negotiations between Company X and the underwriters.
          If the initial public offering price is the same as the $8.00 per share clearing price, the underwriters would accept bids at or above $8.00 per share. Because 2,000 shares were bid for at or above the clearing price, each of the three potential investors who bid $8.00 per share or more would receive approximately 75% (1,500 divided by 2,000) of the shares for which bids were made. The two potential investors whose bids were below $8.00 per share would not receive any shares in this example.
          If the initial public offering price is $7.00 per share, the underwriters would accept bids that were made at or above $7.00 per share. No bids made at a price of less than $7.00 per share would be accepted. The four potential investors with the highest bids would receive a pro rata portion of the 1,500 shares offered, based on the 2,400 shares they requested, or 62.5% (1,500 divided by 2,400) of the shares for which bids were made. The potential investor with the lowest bid would not receive any shares in this example.
          As described in “— Allocation of Shares” below, because bids that are reduced on a pro rata basis may be rounded down to round lots, a potential investor may be allocated less than the pro rata percentage of the shares bid for. Thus, if the pro rata percentage was 75%, the potential investor who bids for 200 shares may receive a pro rata allocation of 100 shares (50% of the shares bid for), rather than receiving a pro rata allocation of 150 shares (75% of the shares bid for).

          The following table illustrates the example described above, after rounding down any bids to the nearest round lot in accordance with the allocation rules described below, and assuming that the initial public offering price is set at $8.00 per share. The table also assumes that these bids are the final bids, and that they reflect any modifications that have been made to reflect any prior changes to the offering range, and to avoid the issuance of fractional shares.
Initial Public Offering of Company X

	Bid Information			Auction Results

					Approximate
		Cumulative			Allocated
	Shares	Shares		Shares	Requested	Clearing	Amount
	Requested	Requested	Bid Price	Allocated	Shares	Price	Raised

	1,000	1,000	$10.00	700	75.0%	$8.00	$5,600
	100	1,100	$9.00	100	75.0%	$8.00	$800
Clearing price	900	2,000	$8.00	700	75.0%	$8.00	$5,600
	400	2,400	$7.00	0	0%	—	—
	800	3,200	$6.00	0	0%	—	—

Total				1,500			$12,000

Allocation of Shares
          Bidders receiving a pro rata portion of the shares they bid for generally receive an allocation of shares on a round-lot basis, rounded to multiples of 100 or 1,000 shares, depending on the size of the bid. No bids are rounded to a round lot higher than the original bid size. Because bids may be rounded down to round lots in multiples of 100 or 1,000 shares, some bidders may receive allocations of shares that reflect a greater percentage decrease in their original bid than the average pro rata decrease. Thus, for example, if a bidder has confirmed a bid for 200 shares, and there is an average pro rata decrease of all bids of 30% the bidder may receive an allocation of 100 shares (a 50% decrease from 200 shares) rather than receiving an allocation of 140 shares (a 30% decrease from 200 shares). In addition, some bidders may receive allocations of shares that reflect a lesser percentage decrease in their original bid than the average pro rata decrease. For example, if a bidder has submitted a bid for 100 shares, and there is an average pro rata decrease of all bids of 30%, the bidder may receive an allocation of all 100 shares to avoid having the bid rounded down to zero.
          Generally the allocation of shares in this offering will be determined in the following manner, continuing the first example above:

•	Any bid with a price below the initial public offering price is allocated no shares.

•	The pro-rata percentage is determined by dividing the number of shares offered (including the over-allotment option) by the total number of shares bid at or above the initial public offering price. In our example, if there are 2,000 shares bid for at or above the initial public offering price, and 1,500 shares offered in the offering, then the pro-rata percentage is 75%.

•	All of the successful bids are then multiplied by the pro-rata percentage to determine the allocations before rounding. For example, the three winning bids for 1,000 shares (Bid 1), 100 shares (Bid 2) and 900 shares (Bid 3) would initially be allocated 750 shares, 75 shares and 675 shares, respectively, based on the pro rata percentage.

•	The bids are then rounded down to the nearest 100 share round lot, so the bids would be rounded to 700, 0 and 600 shares respectively. This creates a stub of 200 unallocated shares.

•	The 200 stub shares are then allocated to the bids. Continuing the example above, because Bid 2 for 100 shares was rounded down to 0 shares, 100 of the stub shares would be allocated to Bid 2. If there were not sufficient stub shares to allocate at least 100 shares to Bid 2, Bid 2 would not receive any shares in the offering. After allocation of these shares, 100 unallocated stub shares would remain.

•	Because Bid 3 for 900 shares was reduced, as a result of rounding, by more total shares then Bid 1 for 1,000 shares, Bid 3 would then be allocated the remaining 100 stub shares up to the nearest 100 round lot (from 600 shares to 700 shares).
          If there are not sufficient remaining stub shares to enable a bid to be rounded up to a round lot of 100 shares the remaining unallocated stub shares would be allocated to smaller orders that are below their bid amounts. The table below illustrates the allocations in the example above.
Initial Public Offering of Company X

		Pro-Rata
		Allocation
		(75% of	Initial	Allocation of	Final
	Initial Bid	Initial Bid)	Rounding	Stub Shares	Allocation

Bid 1	1,000	750	700	0	700
Bid 2	100	75	0	100	100
Bid 3	900	675	600	100	700

Total	2,000	1,500	1,300	200	1,500

Requirements for Valid Bids
          Valid bids are those that meet the requirements, including eligibility, account status and size, established by the underwriters or participating dealers. In order to open a brokerage account with WR Hambrecht + Co, a potential investor must deposit $2,000 in its account. This brokerage account will be a general account subject to WR Hambrecht + Co’s customary rules, and will not be limited to this offering. Other than the $2,000 described above, prospective investors are not required to deposit any money into their accounts until after the registration statement becomes effective. No funds will be transferred to WR Hambrecht + Co, and any amounts in excess of $2,000 may be withdrawn at any time until the auction closes and the bid is accepted. The auction may close in as little as one hour after the registration statement is declared effective. Of course, any potential bidder that decides not to participate in the auction may close its account at WR Hambrecht + Co and withdraw its funds at any time. The underwriters reserve the right, in their sole discretion, to reject or reduce any bids that they deem manipulative or disruptive or not creditworthy in order to facilitate the orderly completion of the offering. For example, in previous transactions for other issuers in which the auction process was used, the underwriters have rejected or reduced bids when the underwriters, in their sole discretion, deemed the bids not creditworthy or had reason to question the bidder’s intent or means to fund its bid. In the absence of other information, an underwriter or participating dealer may assess a bidder’s creditworthiness based solely on the bidder’s history with the underwriters or participating dealer. The underwriters have also rejected or reduced bids that they deemed, in their sole discretion, to be potentially manipulative or disruptive or because the bidder had a history of alleged securities law violations. Suitability and eligibility standards of participating dealers may vary. As a result of these varying requirements, a bidder may have its bid rejected by the underwriters or a participating dealer while another bidder’s identical bid is accepted.

The Closing of the Auction and Allocation of Shares
          The auction will close on a date and at a time estimated and publicly disclosed in advance by the underwriters on the websites of WR Hambrecht + Co at www.wrhambrecht.com and www.openipo.com. The auction may close in as little as one hour following effectiveness of the registration statement. The                      shares offered by this prospectus, or                      shares if the underwriters’ over-allotment option is exercised in full, will be purchased from the selling stockholders and us by the underwriters and sold through the underwriters and participating dealers to investors who have submitted valid bids at or higher than the initial public offering price.
          The underwriters or a participating dealer will notify successful bidders by sending a notice of acceptance by email, telephone, facsimile or mail (according to any preference indicated by a bidder) informing bidders that the auction has closed and that their bids have been accepted. The notice will indicate the price and number of shares that have been allocated to the successful bidder. Other bidders are notified that their bids have not been accepted.
          Each participating dealer has agreed with the underwriters to sell the shares it purchases from the underwriters in accordance with the auction process described above, unless the underwriters otherwise consent. The underwriters do not intend to consent to the sale of any shares in this offering outside of the auction process. The underwriters reserve the right in their sole discretion to reject or reduce any bids that they deem manipulative or disruptive in order to facilitate the orderly completion of this offering, and reserves the right, in exceptional circumstances, to alter this method of allocation as it deems necessary to ensure a fair and orderly distribution of the shares of our common stock. For example, large orders may be reduced to ensure a public distribution and bids may be rejected or reduced by the underwriters or participating dealers based on eligibility or creditworthiness criteria. Once the underwriters have accepted a bid and closed the auction, the allocation of shares sold in this offering will be made according to the process described in “— Allocation of Shares” above, and no shares sold in this offering will be allocated on a preferential basis or outside of the allocation rules to any institutional or retail bidders. In addition, the underwriters or the participating dealers may reject or reduce a bid by a prospective investor who has engaged in practices that could have a manipulative, disruptive or otherwise adverse effect on this offering.
          Some dealers participating in the selling group may submit firm bids that reflect indications of interest from their customers that they have received at prices within the initial public offering price range. In these cases, the dealer submitting the bid is treated as the bidder for the purposes of determining the clearing price and allocation of shares.
          Price and volume volatility in the market for our common stock may result from the somewhat unique nature of the proposed plan of distribution. Price and volume volatility in the market for our common stock after the completion of this offering may adversely affect the market price of our common stock.
Over-Allotment Option
          We and the selling stockholders have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to an aggregate of  additional shares of our common stock (                    from us and                     from the selling stockholders) at this initial public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, they will have a firm commitment to purchase the additional shares, and we and the selling stockholders will be obligated to sell the additional shares to the underwriters. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of shares offered.

Lock-Up Agreements
          We have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of WR Hambrecht + Co, other than the shares of common stock or options to acquire common stock issued under our stock plans. Notwithstanding the foregoing, if (a) during the last 17 days of the 180-day period after the date of this prospectus, we issue an earnings release or publicly announce material news or if a material event relating to us occurs or (b) prior to the expiration of the 180-day period after the date of this prospectus, we announce that we will release earnings during the 16-day period beginning on the last day of the 180-day period, the above restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
          The holders of approximately           % of our capital stock, options and warrants, including each of our directors and executive officers, have agreed not to (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of WR Hambrecht + Co, other than (a) transfers or distributions of shares of our common stock acquired from the underwriters in this offering, (b) transfers or distributions of shares of our common stock acquired in open market transactions after the completion of this offering, (c) transfers of shares of common stock or any security convertible into our common stock as a bona fide gift or gifts, (d) transfers to any trust for the direct or indirect benefit of the persons bound by the foregoing terms or the immediate family of the persons bound by the foregoing terms, or (e) distributions of shares of our common stock or any security convertible into our common stock to the partners, members or stockholders of the persons bound by the foregoing terms, provided that in the case of any transfer or distribution described in (c) through (e) above, the transferees, donees or distributees agree to be bound by the foregoing terms and the transferor, donor or distributor would not be required to, or voluntarily, file a report under Section 16(a) of the Exchange Act. These restrictions will remain in effect beyond the 180-day period under the same circumstances described in the immediately preceding paragraph.
          There are no specific criteria that WR Hambrecht + Co requires for an early release of shares subject to lock-up agreements. The release of any lock-up will be on a case-by-case basis. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for release, including financial hardship, market conditions and the trading price of the common stock. WR Hambrecht + Co has no present intention or understanding, implicit or explicit, to release any of the shares subject to the lock-up agreements prior to the expiration of the 180-day period.
Short Sales, Stabilizing Transactions and Penalty Bids
          In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Any short sales made by the underwriters would be made at the initial public offering price. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising its option to purchase additional shares or purchasing shares in the open market. As described above, the number of shares that may be sold pursuant to the underwriters’ over-allotment option is included in the calculation of the clearing price. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any sales in excess of such option. To the extent that the underwriters engage in any naked short sales, the naked short position would not be included in the calculation of the clearing price. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of this offering.
          The underwriters may also impose a penalty bid. This occurs when an underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriter has repurchased shares sold by or for the account of the other underwriter in stabilizing or short covering transactions.
          These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, the underwriters may discontinue them at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.
          WR Hambrecht + Co and Roth Capital Partners, LLC currently intend to act as market makers for the common stock following this offering. However, they are not obligated to do so and may discontinue any market making at any time.
Indemnity
          The underwriting agreement provides that we, the selling stockholders and the underwriters shall indemnify each other against specified liabilities, including liabilities under the Securities Act, or contribute to payments that each other may be required to make relating to these liabilities.

LEGAL MATTERS
          The validity of the shares of our common stock offered hereby will be passed upon for us by O’Melveny & Myers LLP, Newport Beach, California and for the underwriters by Dorsey & Whitney, LLP, Irvine, California. Two partners of O’Melveny & Myers LLP beneficially own, as of July 31, 2005, an aggregate of 44,118 shares of our common stock, which represents less than 1% of our outstanding shares of common stock.
EXPERTS
          Grant Thornton LLP, independent registered public accounting firm, has audited our financial statements as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Grant Thornton’s report, given on their authority as experts in accounting and auditing.
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
          Effective November 10, 2004, we dismissed KPMG LLP, which had previously served as our independent accountants, and engaged Grant Thornton LLP as our new independent accountants. The chairman of our audit committee approved the change in accountants.
          Although we had engaged KPMG to audit our financial statements for the year ended December 31, 2003, KPMG had not completed their audit as of the time of their dismissal and accordingly had not delivered to us a report on our financial statements for that period.
          In connection with its audit of our company for our fiscal year ended December 31, 2003 and the subsequent interim period through November 10, 2004, there were no disagreements between us and KPMG, which, if not resolved to the satisfaction of KPMG, would have required KPMG to make reference to the subject matter of the disagreement in their audit report.
          We did not consult with Grant Thornton during our fiscal year ended December 31, 2003 and the subsequent interim period through November 10, 2004, regarding either the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements.
          We have provided KPMG with a copy of the foregoing disclosures. A letter from KPMG is attached as Exhibit 16.1 to the registration statement of which this prospectus is a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
          We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments to the registration statement) under the Securities Act with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information about us and our shares of common stock to be sold in this offering, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.
          You may read and copy all or any portion of the registration statement or any other information we file at the SEC’s public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you on the SEC’s website (http://www.sec.gov).
          Upon completion of this offering, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC.

Report of Independent Registered Public Accounting Firm
To The Board of Directors
Ritz Interactive, Inc.
Irvine, California
          We have audited the accompanying balance sheets of Ritz Interactive, Inc. as of December 31, 2003 and 2004, and the related statements of operations, stockholders’ deficit and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included considerations of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ritz Interactive, Inc. as of December 31, 2003 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.
/s/ Grant Thornton LLP
Irvine, California
September 1, 2005

RITZ INTERACTIVE, INC.
BALANCE SHEETS
(in thousands, except share data)

	December 31,
			June 30,
	2003	2004	2005

			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$9,209	$16,762	$7,088
Accounts receivable, net of allowance for doubtful accounts of $20, $22 and $22 at December 31, 2003 and 2004 and June 30, 2005 (unaudited), respectively	693	765	1,275
Inventory	681	663	859
Prepaid expenses and other current assets	215	231	854

Total current assets	10,798	18,421	10,076

Property and equipment, at cost:
Computer software and equipment	1,843	1,980	1,998
Furniture and fixtures	181	196	266

	2,024	2,176	2,264
Less accumulated depreciation	(1,671)	(1,950)	(2,039)

	353	226	225
Intangibles	—	171	171

Total assets	$11,151	$18,818	$10,472

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$1,640	$1,545	$1,163
Accounts payable to related party	14,027	18,834	9,940
Accrued liabilities	996	1,087	927
Deferred service obligation	681	663	859
Deferred revenue	404	670	588
Note payable to related party	457	—	—

Total current liabilities	18,205	22,799	13,477

Long-term note payable	—	—	10,004
Long-term liabilities	—	25	25
Convertible redeemable preferred stock	10,004	10,004	—
Commitments and contingencies
Stockholders’ deficit:
Common stock, $0.001 par value; 45,000,000 shares authorized; 28,163,089, 28,283,089 and 28,395,589 shares issued; 27,380,736, 27,353,678 and 27,466,178 shares outstanding at December 31, 2003 and 2004 and June 30, 2005 (unaudited), respectively	28	28	28
Additional paid-in capital	3,123	3,465	3,991
Treasury stock at cost — 782,353, 929,411 and 929,411 shares at December 31, 2003 and 2004 and June 30, 2005 (unaudited), respectively	(59)	(148)	(148)
Accumulated deficit	(20,150)	(17,355)	(16,905)

Total stockholders’ deficit	(17,058)	(14,010)	(13,034)

Total liabilities and stockholders’ deficit	$11,151	$18,818	$10,472

See accompanying notes to financial statements.

RITZ INTERACTIVE, INC.
STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

				Six months ended
	Year ended December 31,			June 30,

	2002	2003	2004	2004	2005

				(unaudited)
Revenues (Note 1b):
Net revenues from product sales	$172	$237	$481	$136	$422
Net service fee revenues	14,718	16,750	20,366	9,434	10,330

Net revenues	14,890	16,987	20,847	9,570	10,752
Operating expenses:
Cost of goods sold from product sales	21	123	193	73	151
Marketing, merchandising and selling	8,550	9,942	11,365	5,191	6,078
General and administrative	3,449	3,519	3,555	1,792	2,271
Customer support and fulfillment	2,390	2,459	2,639	1,206	1,304
Stock-based compensation	17	251	246	94	493

Total operating expenses	14,427	16,294	17,998	8,356	10,297

Income from operations	463	693	2,849	1,214	455
Other income (expense):
Interest and other income	37	9	32	7	65
Interest expense	(234)	(99)	(15)	(9)	(58)

Other income (expense), net	(197)	(90)	17	(2)	7

Income before provision for income taxes	266	603	2,866	1,212	462
Provision for income taxes	(4)	(32)	(71)	(38)	(12)

Net income	$262	$571	$2,795	$1,174	$450

Earnings per share:
Basic	$0.01	$0.02	$0.10	$0.04	$0.02

Diluted	$0.01	$0.02	$0.10	$0.04	$0.02

Weighted average common shares outstanding:
Basic	27,377,106	27,380,928	27,399,577	27,384,857	27,462,103

Diluted	27,506,289	27,509,135	27,875,011	27,648,403	28,301,488

See accompanying notes to financial statements.

RITZ INTERACTIVE, INC.
STATEMENTS OF STOCKHOLDERS’ DEFICIT
(in thousands, information for the six months ended June 30, 2005 is unaudited)

	Common Stock		Additional			Total
			Paid-In	Treasury	Accumulated	Stockholders’
	Shares	Amount	Capital	Stock	Deficit	Deficit

Balance, December 31, 2001	28,108	$28	$2,517	$(29)	$(20,983)	$(18,467)
Interest on note payable to related party	—	—	234	—	—	234
Non-employee stock-based compensation	—	—	17	—	—	17
Exercise of options	50	—	2	—	—	2
Net income	—	—	—	—	262	262

Balance, December 31, 2002	28,158	$28	$2,770	$(29)	$(20,721)	$(17,952)
Interest on note payable to related party	—	—	99	—	—	99
Non-employee stock-based compensation	—	—	251	—	—	251
Exercise of options	5	—	3	—	—	3
Repurchase of common stock	—	—	—	(30)	—	(30)
Net income	—	—	—	—	571	571

Balance, December 31, 2003	28,163	$28	$3,123	$(59)	$(20,150)	$(17,058)
Interest on note payable to related party	—	—	15	—	—	15
Non-employee stock-based compensation	—	—	246	—	—	246
Exercise of options	20	—	10	—	—	10
Issuance of common stock	100	—	71	—	—	71
Repurchase of common stock	—	—	—	(89)	—	(89)
Net income	—	—	—	—	2,795	2,795

Balance, December 31, 2004	28,283	$28	$3,465	$(148)	$(17,355)	$(14,010)
Non-employee stock-based compensation	—	—	493	—	—	493
Exercise of options	113	—	33	—	—	33
Net income	—	—	—	—	450	450

Balance, June 30, 2005	28,396	$28	$3,991	$(148)	$(16,905)	$(13,034)

See accompanying notes to financial statements.

RITZ INTERACTIVE, INC.
STATEMENTS OF CASH FLOWS
(in thousands)

				Six months
	Year ended December 31,			ended June 30,

	2002	2003	2004	2004	2005

				(unaudited)
Cash flows from operating activities:
Net income	$262	$571	$2,795	$1,174	$450
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	422	361	279	146	89
Imputed interest on note payable to related party	234	99	15	9	—
Stock-based compensation	17	251	246	94	493
Changes in operating assets and liabilities:
Increase in accounts receivable	(114)	(238)	(72)	(775)	(510)
Decrease (increase) in inventory	(152)	(171)	18	(196)	(196)
Decrease (increase) in prepaid expenses and other current assets	(123)	103	(16)	(11)	(624)
Increase (decrease) in accounts payable	876	(458)	(95)	(431)	(382)
Increase (decrease) in accounts payable to related party	2,677	3,217	4,807	(3,730)	(8,894)
Increase (decrease) in deferred service obligation	152	171	(18)	196	196
Increase (decrease) in deferred revenue	56	219	266	181	(82)
Increase (decrease) in accrued liabilities	502	(19)	91	81	(159)

Net cash provided by (used in) operating activities	4,809	4,106	8,316	(3,262)	(9,619)

Cash flows from investing activities:
Purchase of property and equipment	(479)	(157)	(152)	(96)	(88)
Purchase of intangibles	—	—	(75)	—	—

Net cash used in investing activities	(479)	(157)	(227)	(96)	(88)

Cash flows from financing activities:
Payments made on note payable to related party	—	(4,543)	(457)	—	—
Proceeds from exercise of stock options	2	3	10	—	33
Repurchase of common stock	—	(30)	(89)	—	—

Net cash (used in) provided by financing activities	2	(4,570)	(536)	—	33

Net increase (decrease) in cash and cash equivalents	4,332	(621)	7,553	(3,358)	(9,674)
Cash and cash equivalents, beginning of year or period	5,498	9,830	9,209	9,209	16,762

Cash and cash equivalents, end of year or period	$9,830	$9,209	$16,762	$5,851	$7,088

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$—	$130	$16	$6	$87
Non-cash investing and financing activities:
Intangible asset acquired through the issuance of common stock ($71) and long-term purchase obligation ($25)	$—	$—	$96	$—	$—
See accompanying notes to financial statements.

RITZ INTERACTIVE, INC.
NOTES TO FINANCIAL STATEMENTS
(all information with respect to June 30, 2004 and 2005 is unaudited)
(1)     Summary of Significant Accounting Policies
(a) Description of Business Activities and Relationship with Ritz Camera Centers, Inc.
          Ritz Interactive, Inc. (“Ritz Interactive” or the “Company”) is a specialty online retailer and e-commerce provider that operates a network of websites offering high quality, branded lifestyle products. The websites include, among others, RitzCamera.com, WolfCamera.com, CameraWorld.com, PhotoAlley.com and BoatersWorld.com. These websites offer products for purchase by consumers and businesses and include a broad array of digital cameras and photographic products, as well as marine, boating and fishing products. The Company also operates other lifestyle websites in different stages of development, including, but not limited to, ShopAtShark.com and RitzElectronics.com. Ritz Interactive outsources substantially all of the fulfillment of its orders to Ritz Camera Centers, Inc. (“RCC”). The Company operates in a single business segment and sells its products principally to customers in the United States.
          Ritz Interactive was incorporated in Delaware in February 1999. The Company began offering products for sale through its website in October 1999.
          The Company purchases substantially all of its inventory from RCC. RCC owns and operates photographic product and services retail stores and boating, marine and fishing product retail stores throughout the United States. At June 30, 2004 and 2005, RCC owned approximately 11% of the Company’s outstanding common stock and various employees and stockholders of RCC and certain of their family members owned an additional approximately 57% of the Company’s common stock. RCC’s Chairman and its President hold two of the nine seats on the Company’s board of directors. RCC and the Company maintain a perpetual agreement that covers not only the supplier relationship, but also grants to the Company an exclusive license to use certain of the primary trademarks of RCC, including Ritz Camera, Wolf Camera, Boater’s World and related brands, and to sell online the products purchased from RCC. See also Note 10 below.
          The Company’s revenues fluctuate from period to period as a result of seasonality, as well as special promotional offers and the introduction of popular new products.
(b) Service Fees and Revenue
          The Company applies the provisions of Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition in Financial Statements (“SAB 104”), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 104 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. The Company recognizes revenue when (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sales price charged is fixed and determinable; and (iv) collection is reasonably assured.
          The Company evaluates the criteria outlined in Emerging Issues Task Force (“EITF”) Issue No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent (“EITF 99-19”), in determining whether it is appropriate to record as revenue the gross amount of product revenue and related costs or the net amount earned as service fees. The vast majority of revenue generated by the Company is derived from the sale by the Company of inventory purchased from RCC. With respect to these transactions, the Company takes title and possession of the inventory, coordinates shipping to its customers, has physical loss inventory risk, latitude in pricing and bears 100% of the credit risk. The Company, however, sells product under RitzCamera.com, BoatersWorld.com and

RITZ INTERACTIVE, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(all information with respect to June 30, 2004 and 2005 is unaudited)
other domain names pursuant to the Company’s trademark license with RCC. As a result, Ritz Interactive customers may believe they are doing business with Ritz Camera Centers as opposed to Ritz Interactive. Given this and the related party nature of the relationship between RCC and the Company, the Company is not, for GAAP purposes, considered to be the primary obligor with respect to the sale of products purchased by the Company from RCC and, as a result, these sales are recorded net of the related cost of goods as if the Company were generating a commission on each sale. Accordingly, such sales transactions are presented as net service fee revenues in the accompanying Statements of Operations. With respect to the Company’s other revenue activity, if the Company is the primary obligor, has latitude in establishing prices and selecting suppliers, and bears the credit risk, revenue is recorded on a gross basis.
          The Company classifies net revenues into two categories: net revenues from product sales and net service fee revenues. Net revenues from product sales represent sales by the Company of products sourced from suppliers other than RCC. Net revenues from product sales consists of product sales and fees from shipping, advertising and warranties, and are net of discounts, sales taxes paid by the Company on behalf of its customers and an allowance for returns. Net service fee revenues represent sales by the Company of products sourced from RCC, net of the related cost of goods sold, as if the Company were generating a commission from RCC on each sale. Net service fee revenues also include shipping and warranty revenue, and are net of discounts, sales taxes paid by the Company on behalf of its customers and an allowance for sales returns.
          The Company recognizes net revenue when both title and risk of loss to the products has transferred to the customer, which the Company has determined to occur upon estimated date of receipt of products by the customer. The Company generally requires that a credit card be the payment method upon placing an order, and to a lesser extent, grants credit to business customers on normal credit terms.
          The reserve for sales returns is determined based on historical experience using management’s best estimates. The Company periodically provides incentive offers to its customers including percentage discounts off current purchases and such discounts are recorded as a reduction of the related purchase price at the time of sale. The Company also periodically offers coupons, based on minimum current purchase requirements, which can be used as discounts against future purchases. Because these coupons expire after 30 days, will not result in a loss on a sale, and future redemption rates cannot be estimated reliably, the coupons are recorded as reductions to the related sale to the customer when redeemed.
(c) Deferred Service Obligation and Deferred Revenue
          On those transactions for which the Company records revenue on a net basis (see Service Fees and Revenue above) in accordance with EITF 99-19, the Company records a deferred service obligation equal to the value of inventory that has been purchased by the Company and is in-transit to customers. When the Company’s customers have received the in-transit inventory, the Company relieves the inventory and the related deferred service obligation. Deferred revenue primarily consists of service fees on sales of RCC products when the inventory is in-transit to the customer, gift certificates sold but not yet redeemed, and advertising fees paid in advance to the Company.
(d) Cash and Cash Equivalents
          For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturity of three months or less to be cash equivalents.

RITZ INTERACTIVE, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(all information with respect to June 30, 2004 and 2005 is unaudited)
(e) Accounts Receivable
          Accounts receivable primarily consist of credit card and trade receivables arising in the normal course of business as well as receivables arising from advertising revenues earned for ad placements made on the Company’s websites. Credit card receivables total $642,000, $699,000 and $945,000 at December 31, 2003, 2004 and June 30, 2005, respectively. Goods sold to customers are shipped directly from the vendors’ warehouse facilities. The Company typically does not bill customers’ credit cards until the goods have been shipped. Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience. In addition, the amounts due from credit card charges are typically paid in one to three days and are evaluated for collectability based on an analysis of the balances outstanding. The Company believes it does not have any off-balance sheet credit exposure related to its customers.
(f) Inventory
          The Company purchases its products from RCC and other suppliers. Inventory is stated at cost. Upon receipt of a customer order, the Company purchases the customer specific product and records it in inventory until it is delivered to the customer. At any point in time, the inventory recorded primarily represents products that are in transit to the customers. See also (b) and (c) above for related discussion on inventory.
(g) Property and Equipment
          Property and equipment are stated at cost less accumulated depreciation. Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. The Company also capitalizes computer software costs that meet both the definition of internal-use software and defined criteria for capitalization in accordance with Statement of Position No. 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use. Total depreciation expense for the years ended December 31, 2002, 2003 and 2004 was $422,000, $361,000 and $279,000, respectively, and was recorded in general and administrative expense each year. For the six months ended June 30, 2004 and 2005, depreciation expense was $146,000 and $89,000, respectively. Maintenance and repair expenditures are charged to operations as incurred.
          Estimated useful lives used in computing depreciation of property and equipment are as follows:

Computer software and equipment	two to three years
Furniture and fixtures	five years
(h) Long-Lived Assets
          The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”), on January 1, 2002.
          In accordance with SFAS 144, long-lived assets, such as property and equipment, are reviewed for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to an estimated undiscounted future cash flow to be generated by those assets. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would

RITZ INTERACTIVE, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(all information with respect to June 30, 2004 and 2005 is unaudited)
be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.
(i)     Shipping and Handling Charges
          Outbound shipping and handling charges billed to customers are included in net service fee revenues or net revenues from product sales, as applicable, and amounted to $1,089,000, $1,244,000 and $1,656,000 for the years ended December 31, 2002, 2003 and 2004, respectively. For the six months ended June 30, 2004 and 2005, the shipping and handling charges billed were $749,000 and $941,000, respectively. Outbound shipping and handling charges incurred by the Company are included within marketing, merchandising and selling expense and amounted to $1,783,000, $2,147,000 and $2,985,000 for the years ended December 31, 2002, 2003 and 2004, respectively. For the six months ended June 30, 2004 and 2005, the shipping and handling charges included in expense were $1,466,000 and $1,600,000, respectively.
(j)     Advertising and Marketing Costs
          Advertising and marketing costs included in marketing, merchandising and selling expenses are expensed as incurred. Advertising and marketing costs include traditional online advertising, revenue share arrangements, newsletters and, to a lesser extent, offline advertising. For the years ended December 31, 2002, 2003 and 2004, these costs were $3,336,000, $4,030,000 and $4,060,000, respectively. For the six months ended June 30, 2004 and 2005, advertising and marketing costs were $1,690,000 and $2,388,000, respectively.
(k)     Income Taxes
          Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets when it is more likely than not that all or some portion of the deferred tax asset will not be realized.
(l)     Stock-Based Compensation
          The Company accounts for stock-based employee compensation as prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and has adopted SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure (“SFAS 148”) that supersedes SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). SFAS 148 requires pro forma disclosures of net income and earnings per share as if the fair value based method of accounting for stock-based awards had been applied for employee grants. Under APB 25, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Compensation expense is recognized on a straight-line basis over the service period of each award.
          The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS 123 and EITF No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-

RITZ INTERACTIVE, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(all information with respect to June 30, 2004 and 2005 is unaudited)
18”). Under SFAS 123 and EITF 96-18, equity awards issued to non-employees are accounted for at fair value using the Black-Scholes option-pricing model. Management believes that the fair value of the stock options is more reliably measured than the fair value of the services received. The fair value of each non-employee stock option is re-measured each period until a commitment date is reached, which is generally the vesting date of the option. As of December 31, 2004 and June 30, 2005, the Company has outstanding stock options issued to non-employees, as defined by SFAS 123 and EITF 96-18, to purchase up to 1,750,000 of the Company’s common stock. The Company recorded compensation expense for stock options issued to non-employees of $17,000, $251,000 and $246,000 for the years ended December 31, 2002, 2003 and 2004, respectively. For the six months ended June 30, 2004 and 2005, the compensation expense recorded was $94,000 and $493,000, respectively. See also Note 10(d) for related discussion on non-employee stock options.
          Because there has been no public market for the Company’s stock, the board of directors of the Company has determined the fair value of the Company’s common stock based upon several factors, including, but not limited to the Company’s operating and financial performance, valuations of comparable online retailers and a valuation analysis performed by an independent valuation firm. All stock options issued to employees were issued with an exercise price equal to or greater than the estimated fair value of the common stock at the date of grant.
          As required by SFAS 148, the Company discloses the pro forma effect on operations, as if compensation costs were recorded at the estimated fair value of the restricted stock and stock options granted to employees. If the Company had elected to recognize compensation cost based on the fair value at the date of grant, consistent with the method as prescribed by SFAS 148, net income would have changed to the pro forma amounts indicated below (in thousands, except per share data):

				Six months
	Year ended			ended
	December 31,			June 30,

	2002	2003	2004	2004	2005

Net income — as reported	$262	$571	$2,795	$1,174	$450
Less: Stock-based compensation expense under SFAS 148, net of related taxes	(43)	(42)	(2)	—	(3)

Net income — pro forma	$219	$529	$2,793	$1,174	$447

Basic earnings per share:
As reported	$0.01	$0.02	$0.10	$0.04	$0.02

Pro forma	$0.01	$0.02	$0.10	$0.04	$0.02

Diluted earnings per share:
As reported	$0.01	$0.02	$0.10	$0.04	$0.02

Pro forma	$0.01	$0.02	$0.10	$0.04	$0.02

RITZ INTERACTIVE, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(all information with respect to June 30, 2004 and 2005 is unaudited)
          The fair value of each stock option grant has been estimated pursuant to SFAS No. 148 on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

				Six months
	Years ended December 31,			ended June 30,

	2002	2003	2004	2004	2005

Risk free interest rates	4.03%	4.20%	4.00%	4.25%	4.13%
Expected dividend yield	0%	0%	0%	0%	0%
Expected lives (years)	4.5	4.5	4.0	4.0	4.0
Expected volatility	0%	0%	0%	0%	0%
(m)     Concentration Risks
          The Company sells the majority of its products to customers that make payment via credit card. Accounts receivable potentially subject the Company to credit risk. The Company extends credit to selected commercial customers based upon an evaluation of the customer’s financial condition and credit history. The Company has historically incurred minimal credit losses.
          The Company maintains its cash balances in one financial institution, which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash and cash equivalents.
          Substantially all of the Company’s products are purchased under an agreement with RCC (see also Notes 1(a), 1(b) and 10). Loss of this vendor could have a materially adverse effect on the Company’s operations.
(n)     Website Development Costs
          In accordance with the provisions of Statement of Position 98-1, Accounting for Costs of Computer Software Developed for Internal Use, the Company capitalizes direct costs incurred in the development and implementation phases of internally developed software and then amortize those costs over the product’s estimated useful life of two years. The Company expenses costs related to the planning and post implementation phases of its website efforts. Costs associated with minor enhancements and maintenance for the websites are included in general and administrative expense and are expensed as incurred. The capitalized website development cost as of December 31, 2003 and 2004 and June 30, 2005 was $527,000.
(o)     Use of Estimates
          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment, sales returns and chargeback reserves, allowance for uncollectible receivables, and valuation allowance on deferred income tax assets. Actual results could differ from those estimates.

RITZ INTERACTIVE, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(all information with respect to June 30, 2004 and 2005 is unaudited)
(p)     Basic and Diluted Earnings per Share
          Basic earnings per share is based upon the weighted average number of common shares outstanding. Diluted earnings per share is based on the assumption that options, warrants and convertible preferred stock are included in the calculation of diluted earnings per share, except when their effect would be anti-dilutive. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.
(q)     Fair Value of Financial Instruments
          The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable and payable, accrued liabilities and note payable to related party approximated fair value due to the short-term nature of these items.
(r)     Recent Accounting Pronouncements
          In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“SFAS 150”), which requires issuers to classify as liabilities (or assets in some circumstance) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company has adopted SFAS 150 as it applies to the convertible redeemable preferred stock, as discussed in Note 7 below.
          In November 2003, the EITF issued EITF Issue 03-10, Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers (“EITF 03-10”). Sales incentives covered by EITF 03-10 include coupons and other similar instruments for which the reseller receives a direct reimbursement from the vendor. The application of EITF 03-10 to new arrangements, including modifications to existing arrangements, entered into in fiscal periods beginning after November 25, 2003 is required. The application of EITF 03-10 did not have a material effect on the Company’s financial statements.
          In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment (“SFAS 123R”), which addresses the accounting for share-based payment transactions. SFAS 123R eliminates the ability to account for share-based compensation transactions using APB 25, and generally requires instead that such transactions be accounted and recognized in the statement of income based on their fair value. SFAS 123R will be effective for public companies as of the first annual reporting period that begins after June 15, 2005. SFAS 123R offers the Company alternative methods of adopting this standard. At the present time, the Company has not yet determined which alternative method it will use and the resulting impact on its financial position or results of operations.
          In May 2005, the FASB issued SFAS No. 154, Accounting for Changes and Error Corrections (“SFAS 154”). SFAS 154 establishes standards for the accounting and reporting for changes in accounting principles. SFAS 154 replaces APB 20 “Accounting Change” and FASB Interpretation No. 20 Reporting Accounting Changes under AICPA Statements of Position (“FIN 20”). SFAS 154 requires retrospective application for changes in accounting principle, unless it is impracticable to determine either the cumulative effect or the period-specific effects of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 would require that the new accounting policy be

RITZ INTERACTIVE, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(all information with respect to June 30, 2004 and 2005 is unaudited)
applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for the period. When it is impracticable for an entity to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 would require the new accounting principle to be applied as if it were made prospectively from the earliest date practicable. SFAS 154 is effective as of the beginning of the Company’s first annual reporting period that begins after December 15, 2005.
(s)     Other Comprehensive Income
          Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances, excluding those resulting from investments by and distributions to owners. Comprehensive income generally includes net income, foreign currency translation adjustments, minimum pension liability adjustments, and unrealized holding gains and losses on available-for-sale securities. For the years ended December 31, 2002, 2003 and 2004, and for the six months ended June 30, 2004 and 2005, the Company had no comprehensive income except for net income.
(t)     Interim Financial Data
          The interim financial data for June 30, 2004 and 2005 is unaudited; however, in the opinion of the Company’s management, the interim data includes all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair statement of the results for the interim periods. Results for the interim periods are not necessarily indicative of results that may be expected for the entire year.

(2)	Prepaid Expenses and Other Current Assets
          The components of prepaid expenses and other current assets are as follows (in thousands):

	December 31,		June 30,
	2003	2004	2005

Prepaid sales/ income taxes	$71	$69	$99
Prepaid insurance and rent	25	44	72
Prepaid software licensing and maintenance	67	50	137
Deposits	31	26	28
Stock issuance costs	—	29	407
Interest and other receivables	—	—	104
Other	21	13	7

	$215	$231	$854

RITZ INTERACTIVE, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(all information with respect to June 30, 2004 and 2005 is unaudited)

(3)	Property and Equipment, Net
          The components of property and equipment are as follows (in thousands):

	December 31,		June 30,
	2003	2004	2005

Computer equipment	$714	$813	$829
Furniture and fixtures	181	197	266
Software	602	639	642
Website development costs	527	527	527

	2,024	2,176	2,264
Less accumulated depreciation and amortization	(1,671)	(1,950)	(2,039)

	$353	$226	$225

(4)	Accrued Liabilities
          The components of accrued liabilities are as follows (in thousands):

	December 31,		June 30,
	2003	2004	2005

Sales taxes payable	$144	$206	$127
Returns reserve	95	108	90
Charge back reserve	75	75	65
Bonus	400	420	300
Accrued payroll	206	206	256
Accrued payroll taxes	43	29	46
Deferred rent	33	43	43

	$996	$1,087	$927

(5)	Commitments and Contingencies

(a)	Operating Leases
          The Company has a non-cancelable operating lease for office space for its principal corporate offices, which expires in 2008, and a non-cancelable sublease for additional office space that expires in 2006. Future minimum lease payments under these operating leases as of December 31, 2004 are as follows (in thousands):

Year ending December 31:
2005	$197
2006	189
2007	172
2008	100

$658

          Rent expense under operating lease agreements for the years ended December 31, 2002, 2003 and 2004 was $268,000, $227,000 and $199,000, respectively. For the six months ended

RITZ INTERACTIVE, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(all information with respect to June 30, 2004 and 2005 is unaudited)
June 30, 2004 and 2005, rent expense was $102,000 and $114,000, respectively. See also Note 10 below.

(b)	Marketing Agreements
          In March 2000, the Company, RCC and America Online, Inc. (“AOL”) entered into a strategic marketing agreement, pursuant to which the Company agreed to purchase promotions and integration on AOL properties valued at $50 million over a period of five years. Under this agreement, RCC received a $10 million recoupable advance from AOL for their participation in an AOL member acquisition program in RCC’s store locations. Concurrent with the execution of this strategic marketing agreement, RCC advanced $5 million to the Company in the form of a note payable to RCC to supplement the Company’s on-going working capital needs. In April 2000, AOL purchased 1,495,294 shares of the Company’s Series A convertible redeemable preferred stock (the “Series A Stock”) for total consideration of $10,004,000 (see also Notes 7 and 12 below).
          During June 2001, the Company renegotiated principle components of its strategic marketing agreement with AOL. As a result of this renegotiation, in July 2001, the Company, RCC and AOL entered into an amendment to the March 2000 strategic marketing agreement, pursuant to which the Company’s advertising purchase commitment was reduced from $50.0 million to $7.0 million and the contract termination date was extended from April 2005 to June 2006 in consideration for a one-time payment of $3.3 million in addition to the $9.7 million that had previously been paid under the March 2000 agreement. In February 2002, the strategic marketing agreement was further renegotiated such that the Company and AOL entered into a mutual termination and settlement of the Company’s advertising purchasing commitment. During 2002, the Company recorded advertising expenses under the amended agreement of $689,000, which includes a $436,000 fee in consideration for termination of the remainder of the $7.0 million advertising purchase commitment.
          In August 2002, the Company entered into an agreement with AOL whereby AOL would deliver online impressions to the Company. The Company paid AOL $415,000, which was expensed based on impressions delivered, and committed to pay AOL $0.25 per impression after the first 922,285 impressions were delivered. The Company never exceeded the 922,285 impression threshold.
          In October 2000, the Company entered into a licensing agreement with Photography.com for the rights to use their domain name for the period of five years. The agreement provides that the Company will pay Photography.com a percentage of net merchandise sales generated from the site but in no case less than a minimum of guaranteed payment of $25,000 per year. For the years ended December 31, 2002, 2003 and 2004, payments and related expense by the Company pursuant to this license agreement have not exceeded the guaranteed minimum of $25,000 per year. In addition, the Company granted the owner of Photography.com an option to purchase 25,000 shares of the Company’s common stock at an exercise price of $6.70 per share. This option expires on September 30, 2010 unless earlier cancelled upon termination of the underlying licensing agreement. The expense associated with this option grant was not material.

(c)	Purchase Agreements
          In March 2002, the Company entered into an agreement with PhotoAlley, Inc. and CMA Business Credit Services to purchase the inventory, any rights to the URL/Internet sites and Internet related assets, which included customer email lists, of PhotoAlley, Inc. The Company paid approximately $394,000 for the inventory and website server, which was immediately resold to RCC at the Company’s purchase price. The intangible assets were acquired for future consideration equal

RITZ INTERACTIVE, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(all information with respect to June 30, 2004 and 2005 is unaudited)
to a percentage of net merchandise sales generated from the site for the period of five years. During 2002, 2003 and 2004, the Company recorded marketing expenses under this agreement of $53,000, $20,000 and $16,000, respectively. For the six months ended June 30, 2004 and 2005, marketing expenses recorded under this agreement were $8,000 and $12,000, respectively. Net merchandise sales generated through the PhotoAlley.com website for the years ended December 31, 2002, 2003 and 2004 were $1,082,000, $407,000 and $312,000, respectively. For the six months ended June 30, 2004 and 2005, net merchandise sales generated through this website were $154,000 and $231,000, respectively.
          In May 2002, the Company entered into an agreement with CameraWorld.com, Inc. and NACM-Oregon Service Company to purchase any rights to the URL/Internet sites and Internet related assets, which included customer email lists, of CameraWorld.com. This agreement required the Company to pay NACM a percentage of net merchandise sales generated from the CameraWorld.com website. During 2002, 2003 and 2004, the Company recorded marketing expenses under this agreement of $303,000, $260,000 and $234,000, respectively. For the six months ended June 30, 2004 and 2005, the Company recorded marketing expenses under this agreement of $114,000 and $105,000, respectively. Net merchandise sales generated through the CameraWorld.com website for the years ended December 31, 2002, 2003 and 2004 were $6.3 million, $5.3 million, and $4.7 million, respectively. For the six months ended June 30, 2004 and 2005, net merchandise sales generated through this website were $2.3 million and $2.1 million, respectively.
          In August 2004, the Company entered into an agreement with eAngler, Inc. to purchase any rights to the eAngler.com URL/Internet sites and Internet related assets, which included customer email lists of eAngler.com. This agreement requires that the Company pay eAngler $75,000 at closing, $25,000 two years from the closing date (net of any post closing obligations), a percentage of net merchandise sales generated from the site if merchandise sales from the site exceed approximately $1.4 million within three years from the closing date, and 100,000 shares of the Company’s common stock. The Company’s common stock had a value of $0.71 per share at the date of the closing of this acquisition. At December 31, 2004, the Company has recorded an intangible asset of $171,000 and a long-term liability of $25,000 pertaining to this agreement. Management has determined that the intangible asset has an indefinite life and, as such, the intangible asset will be evaluated on an annual basis for impairment, or in the event of an impairment indicator, and will not be subject to amortization in accordance with SFAS No. 142, Goodwill and Other Intangible Assets.

(d)	State Sales and Use Tax Matters
          The Company has sales and use tax nexus in California, Georgia, Kansas and Maryland, the four states in which the Company maintains a physical presence. The Company remits sales and use taxes to the appropriate taxing authorities on sales of products shipped to customers in those states.
          The Company’s policy for sales and use tax activities is based on interpretation of decisions of the U.S. Supreme Court that restrict a state’s ability to impose sales and use tax collection and remittance obligations to those retailers that have a physical presence in, or substantial nexus with, the state. Each state and local taxing authority has its own interpretation of these Supreme Court decisions, and the interpretations have not always been consistent. Accordingly, although the Company believes that these Supreme Court decisions currently restrict state and local taxing authorities outside of California, Georgia, Kansas and Maryland from requiring it to collect and remit

RITZ INTERACTIVE, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(all information with respect to June 30, 2004 and 2005 is unaudited)
sales and use taxes from customers located within their jurisdictions, it is possible that other taxing authorities could disagree with the Company’s interpretation of these decisions and assert a deficiency.
          The Company has received inquiries from nineteen states as to whether the scope of operations in those states subjects it to sales, use or other tax collection obligations in those states. After review by those states, five of such states have notified the Company that they would not challenge the Company’s position that the Company’s sales in their state were not subject to sales and use tax. In eleven of the nineteen states, the Company has responded to oral or written inquiries of the applicable state and has not received further correspondence from those states on this matter since December 31, 2004. In Illinois, the Company is one of many retailer-defendants in a lawsuit brought by a private citizen under a whistle-blower act alleging that the defendants owe Illinois sales or use taxes. See also Note 5(e) below. In Texas, the state has notified the Company that it intends to conduct a sales tax audit and in New Jersey, the Company participated in an administrative hearing in March 2005. In Illinois, Texas and New Jersey, the Company has generated merchandise sales from inception in 1999 through December 31, 2004 of $37.7 million. If sales taxes were charged on these merchandise sales at each state’s respective base sales tax rate, the possible resulting obligation to the Company for back taxes over this period (excluding any interest or penalties) would be approximately $2.3 million. Additional states or parties could contact the Company or initiate actions related to back sales and use taxes, which could result in substantial additional obligations to the Company.

(e)	Legal
          The Company is currently a defendant, along with RCC, in a suit brought under the Illinois Whistleblower Act in January 2002. The suit is one of approximately 60 nearly identical suits brought on behalf of the State of Illinois by Beeler, Schad & Diamond, P.C. (“Beeler”), a plaintiffs’ class action law firm, against various retailers and Internet retailers under the Whistleblower Act. Illinois has intervened to prosecute the case along with Beeler.
          Illinois and Beeler allege that the defendants committed reverse false claims violations by failing to keep records and remit sales tax on Internet purchases made by Illinois consumers, which defrauded Illinois out of sales tax proceeds. The suit further alleges that out-of-state Internet retailers should pay sales tax to Illinois because their affiliations with entities that have brick and mortar stores in Illinois creates a sufficient physical presence or nexus to permit local taxation. Under the Whistleblower Act, Illinois and Beeler seek recovery of back taxes, interest, penalties up to $10,000 per violation of the Act and attorneys’ fees. If Illinois and Beeler are successful, the Company could be found liable for back taxes in excess of $700,000.
          The Company is also involved from time to time in certain legal actions and claims arising in the ordinary course of its business. Management believes that the outcome of such litigation and claims will not have a material adverse effect on the financial position, results of operation or cash flows of the Company.

RITZ INTERACTIVE, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(all information with respect to June 30, 2004 and 2005 is unaudited)

(6)	Income Taxes
          The provision for income taxes consists of the following for the years ended December 31 (in thousands):

	2002	2003	2004

Current:
Federal	$—	$8	$62
State and local	4	24	9

	4	32	71
Deferred:
Federal	—	—	—
State and local	—	—	—

	—	—	—

Net provision for income taxes	$4	$32	$71

          The provision for income taxes differed from the amount computed by applying the U.S. federal statutory rate to income before income taxes due to the effects of the following:

	2002	2003	2004

Expected taxes at federal statutory tax rate	34.0%	34.0%	34.0%
Increase (reduction) in income taxes resulting from:
State income taxes, net of Federal tax benefit	10.4	4.5	7.2
Nondeductible expenses	29.4	6.1	0.3
Change in valuation allowance	(72.3)	(39.3)	(39.0)

Income tax expense	1.5%	5.3%	2.5%

          The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and (liabilities) as of December 31, 2003 and 2004, are presented below (in thousands):

	2003	2004

Net operating loss carryforwards	$7,069	$6,059
Nondeductible reserves and accruals	140	(69)
Depreciation and other	27	19

	7,236	6,009
Valuation allowance	(7,236)	(6,009)

	$—	$—

          In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At December 31, 2003 and 2004, the Company established a valuation allowance on its deferred tax asset due to uncertainty of realization.

RITZ INTERACTIVE, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(all information with respect to June 30, 2004 and 2005 is unaudited)
          At December 31, 2004, the Company had federal and state net operating loss (“NOL”) carryforwards of approximately $15.4 million and $13.7 million, respectively, which are available to offset future taxable income. The federal NOLs will expire from 2019 through 2024 and the state NOLs will expire from 2008 through 2014.

(7)	Convertible Redeemable Preferred Stock
          During 2000, the Company issued 1,495,294 shares of Series A Stock to AOL at an issuance price of $6.69 per share for total consideration of $10,004,000 (see also Note 5(b)). The Company has classified the Series A Stock as a liability in accordance with SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. Each share of Series A Stock is convertible into one share of common stock at the option of the holder at any time and is automatically converted into shares of common stock upon the consummation of a firm commitment underwritten public offering of common stock at a price per share not less than $2.34 and that generates net proceeds to the Company of at least $25 million. The conversion price is initially set at the original issue price, subject to certain anti dilution provisions.
          The Series A Stock is redeemable any time after April 6, 2005, at the option of the holder, at a price per share equal to the original issuance price plus all declared and unpaid dividends. Upon any liquidation, dissolution or winding up of the Company, the Series A Stock are entitled to be paid an amount equal to the original issuance price per share plus all declared and unpaid dividends prior to any distribution to the common stockholders. In the event of a change in control, the Series A Stock are entitled to be paid the original issuance price per share plus all declared and unpaid dividends plus an amount in cash equal to 25% of the original issuance price. The Series A Stock is entitled to dividends at the rate of 8% of the original issuance price per share, payable when, as and if declared by the Company’s board of directors. The Series A Stock are not entitled to vote other than for changes to the Company’s capital structure. See also Note 12 related to the Company’s repurchase of these Series A Stock subsequent to December 31, 2004.

(8)	Earnings (Loss) Per Share
          Basic earnings (loss) per share is based on the weighted-average number of common shares outstanding. Diluted earnings (loss) per share is based on the weighted number of common shares and common share equivalents outstanding. Common shares and common shares equivalents included in the computation represent shares issuable upon assumed exercise of outstanding stock options and warrants and the conversion of convertible redeemable preferred stock, except when the effect of their inclusion would be anti-dilutive.

RITZ INTERACTIVE, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(all information with respect to June 30, 2004 and 2005 is unaudited)
          The following table sets forth the computation of basic and diluted earnings (loss) per share (in thousands, except share and per share data):

				Six months ended
	Year ended December 31,			June 30,

	2002	2003	2004	2004	2005

Net income available for common stockholders — basic and diluted	$262	$571	$2,795	$1,174	$450

Weighted average common shares outstanding	27,377,106	27,380,928	27,399,577	27,384,857	27,462,103
Basic net income per share	$0.01	$0.02	$0.10	$0.04	$0.02

Common share equivalents:
Dilutive effect of common stock options	129,183	128,207	475,434	263,546	839,385

Weighted average common shares and common share equivalents	27,506,289	27,509,135	27,875,011	27,648,403	28,301,488
Diluted net income per share	$0.01	$0.02	$0.10	$0.04	$0.02

          The following is a summary of the weighted average securities during the respective periods that have been excluded from the calculation because the effect on net income would be anti-dilutive:

				Six months ended
	Year ended December 31,			June 30,

	2002	2003	2004	2004	2005

Common stock options	2,561,701	2,734,552	2,786,667	2,143,050	2,078,556
Redeemable convertible preferred stock	1,495,294	1,495,294	1,495,294	1,495,294	—

	4,056,995	4,229,846	4,281,961	3,638,344	2,078,556

(9)	Stock and Stock Option Plans

(a)	Restricted Stock Purchase Agreements
          In 1999, the Company entered into Restricted Stock Purchase Agreements (the “Purchase Agreements”) with certain employees and other individuals associated with the Company. The Purchase Agreements provide for the purchase of up to 2,887,501 shares of Company’s common stock at a purchase price of $0.04 per share, which was equal to the fair value of the Company’s common stock at the date the agreements were executed. At various dates throughout 1999, the rights under the Purchase Agreements were exercised.

RITZ INTERACTIVE, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(all information with respect to June 30, 2004 and 2005 is unaudited)

(b)	Stock Repurchase
          In August 2000, the Company repurchased 732,353 shares of common stock from a former officer upon his separation from the Company for a total consideration of $29,000. This repurchase of shares was pursuant to the Restricted Stock Purchase Agreement discussed in Note 9(a) above.
          In February 2003, the Company repurchased 50,000 shares of common stock from a previously exercised option from an employee for a total consideration of $30,000. In October 2004, the Company repurchased 147,058 shares of common stock from a stockholder for a total consideration of $89,000.

(c)	Stock Option Plan
          In 1999, the Company adopted the 1999 Stock Option Plan (as amended to date, the “Plan”) to promote the interests of the Company and its stockholders. The Plan provides for the grant of options to purchase up to 4,500,000 (increased from 2,750,000 in December 2003) shares of the Company’s common stock. Under the Plan, stock options can be granted to employees and directors with an exercise price less than, equal to or greater than the fair market value of the underlying common stock at the date of grant. All stock options granted under the Plan have ten-year terms and vest and become fully exercisable after varying periods but typically three years from the date of grant.
          At December 31, 2002, 2003 and 2004, there were 61,199, 136,199 and 1,467,500 additional shares available for grant under the Plan. The per share weighted average fair value of stock options granted during 2002, 2003 and 2004 was $0.10 for each year, on the date of grant using the Black Scholes option-pricing model (excluding a volatility assumption) with the following weighted average assumptions:

	Year ended
	December 31,

	2002	2003	2004

Risk free interest rates	4.03%	4.20%	4.00%
Expected dividend yield	none	none	none
Expected lives (years)	4.5	4.5	4.0

RITZ INTERACTIVE, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(all information with respect to June 30, 2004 and 2005 is unaudited)
          Stock option activity during the periods indicated is as follows:

	Options Outstanding

		Weighted
	Number of	Average
	Shares	Exercise Price

Outstanding at December 31, 2001	1,047,500	$1.07
Granted	1,656,301	0.51
Exercised	(50,000)	0.04
Forfeited	(15,000)	0.50

Outstanding at December 31, 2002	2,638,801	0.74
Granted	1,700,000	0.60
Exercised	(5,000)	0.50
Forfeited	(25,000)	1.12

Outstanding at December 31, 2003	4,308,801	0.68
Granted	665,000	0.63
Exercised	(20,000)	0.53
Forfeited	(1,996,301)	0.51

Outstanding at December 31, 2004	2,957,500	$0.79

          The following table summarizes information about stock options outstanding at December 31, 2004:

		Options Outstanding		Options Exercisable

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number of	Contractual	Exercise	Number of	Exercise
Exercise Prices	Shares	Life (Years)	Price	Shares	Price

$0.04	92,500	4.63	$0.04	92,500	$0.04
0.50	280,000	6.39	0.50	276,667	0.50
0.60	2,340,000	8.94	0.60	866,667	0.60
1.05	50,000	9.84	1.05	—	0.00
3.40	170,000	5.25	3.40	170,000	3.40
6.70	25,000	5.75	6.70	20,000	6.70

	2,957,500	8.34	$0.79	1,425,834	$0.96

          During the six months ended June 30, 2005, the Company issued options to purchase 150,000 shares of common stock at an exercise price equal to $1.30 per share, which was the fair market value of the Company’s common stock on the date of the grant of such options as determined by the Company’s board of directors. These options vest 25% on the date of grant and 25% on each annual anniversary of the grant date over the next three years. At June 30, 2005, 37,500 shares under these options were exercisable.

RITZ INTERACTIVE, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(all information with respect to June 30, 2004 and 2005 is unaudited)

(10)	Related Party Transactions

(a)	Supply, Fulfillment and Other Arrangements
          In August 1999, the Company entered into an agreement with RCC, a stockholder which owned approximately 11% of the Company’s common stock and Series A Stock as of December 31, 2003 and 2004. Under this agreement, as amended and restated in August 2005, RCC provides the Company with the photographic, fishing and boating and marine supplies and products for sale on the Company’s websites. The agreement requires that the Company purchase at least 51% of its aggregate annual purchases of photography, boating, fishing and marine products from RCC. The purchase price for RCC products is based on a fixed percentage of RCC’s average cost of product, as defined in the agreement. For the years ended December 31, 2002, 2003 and 2004, the Company purchased $45.4 million, $54.1 million and $65.0 million of products from RCC, respectively. For the six months ended June 30, 2004 and 2005, the Company purchased $29.6 million and $30.8 million of products from RCC, respectively. In connection with this agreement, the Company pays to RCC a licensing fee representing a percentage of the sales of RCC products, net of discounts, returns and sales taxes, made by the Company and the sale of advertising on the Company’s Internet sites. License fee expenses incurred under this agreement were $581,000, $684,000 and $826,000 for the years ended December 31, 2002, 2003 and 2004, respectively. For the six months ended June 30, 2004 and 2005, license fee expenses were $382,000 and $399,000, respectively. In addition, the Company pays RCC a specified fulfillment charge for each package fulfilled by RCC for a customer of the Company. The fulfillment charges incurred under this agreement were $916,000, $989,000 and $967,000 for the years ended December 31, 2002, 2003 and 2004, respectively. For the six months ended June 30, 2004 and 2005, the fulfillment charges were $440,000 and $446,000, respectively. The license fees are included in marketing, merchandising and selling expenses and the fulfillment charges are included in customer support and fulfillment expenses. Per the terms of this agreement, the Company holds an exclusive right to market and sell photographic and marine products online under the Ritz Camera and Boaters’ World names. This agreement continues for an indefinite period of time provided that the Company is not in breach of the terms and conditions of the agreement.
          The Company also recorded $10,000 in each year ended December 31, 2002, 2003 and 2004 as rent expense paid to RCC for space leased in their three warehouses and for office space for the Company’s merchandising personnel, for which the lease terms were annual through December 31, 2004. Effective January 1, 2005, the Company entered into an operating lease related to the use of the warehouse space which expires on January 1, 2015 and requires minimum annual rent payments of approximately $10,000 adjusted for the Consumer Price Index on January 1st of each year. For the six months ended June 30, 2004 and 2005, the rent expense paid to RCC was $5,000 for each period.
          In July 2002, the Company entered into an agreement with RCC where the Company pays a monthly fee to RCC to be included in advertising inserts for the Company’s photo-oriented websites in a periodic photography magazine. The advertising expenses incurred under this agreement were $60,000, $120,000 and $120,000 for the years ended December 31, 2002, 2003 and 2004, respectively. For the six months ended June 30, 2004 and 2005, the advertising expenses were $60,000 for each period.
          On December 1, 2003, the Company entered into an agreement with RCC, whereby the Company agreed to advertise and promote certain of RCC’s websites, online printing products and services through Company websites, in exchange for which RCC agreed to pay the Company an

RITZ INTERACTIVE, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(all information with respect to June 30, 2004 and 2005 is unaudited)
amount equal to a percentage of the gross revenue generated by the RCC websites the Company promoted (other than shipping, handling and related costs), regardless of whether such revenue was generated by Company advertising efforts. This agreement expired by its terms on May 31, 2004. For the years ended December 31, 2003 and 2004, the Company received aggregate payments from RCC of $12,000 and $60,000, respectively, under this agreement.
          In September 2004, the Company entered into an agreement with RCC, pursuant to which the Company pays RCC a monthly fee to include advertising for the Company’s fishing-oriented websites in certain of its periodic newspaper inserts and advertising. The advertising expense incurred under this agreement was $8,000 for the year ended December 31, 2004. For the six months ended June 30, 2005, advertising expense under this agreement was $12,000.
          In April 2005, the Company entered into an oral agreement with RCC, whereby the Company agreed to advertise and promote certain of RCC’s websites, online printing products and services through Company websites, in exchange for the promotion of Company websites on the RCC websites the Company promoted. Each party would pay the other a fixed percentage of merchandise sales generated through such promotion. For the six months ended June 30, 2005, the Company received net payments from RCC totaling $8,900. The terms of this arrangement were incorporated into the Company’s principal agreement with RCC upon the execution of an amended and restated version of that agreement in August 2005.

(b)	Accounts Payable to Related Party
          As of December 31, 2003 and 2004, accounts payable to RCC was $14.0 million and $18.8 million, respectively, relating to the agreements described above. At June 30, 2005, accounts payable to RCC was $9.9 million. These amounts due to RCC are non-interest bearing and generally provide for 45-day payment terms.

(c)	Note Payable to Related Party
          As of December 31, 2003, the Company had $457,000 outstanding on an original $5 million note payable to RCC, which was due upon the demand of RCC. This note was paid off in October 2004.
          The terms of the note did not specify a due date or an interest rate. The Company was imputed interest in the amount of $234,000, $99,000 and $15,000 during 2002, 2003 and 2004, respectively. For the six months ended June 30, 2004, the imputed interest was $9,000 and there was no interest for the same six month period of 2005. These amounts were accounted for as a non-cash contribution of capital as RCC is a stockholder of the Company.

(d)	Services
          In December 2003, the Company entered into an endorsement agreement with one of its Directors. Under this agreement, the board member was granted an option to purchase 1,500,000 shares of the Company’s common stock, of which 150,000 shares were deemed to be Board compensation and the remaining 1,350,000 shares were in exchange for endorsement services expected to be received by the Company through December 2008. The option vests monthly over 36 months commencing on the date of grant. The Company has accounted for the options issued under the endorsement agreement as a non-employee stock award in accordance with SFAS 123 and EITF 96-18. The Company recorded stock-based compensation expense for this option of $12,000 and $246,000 for the years ended December 31, 2003 and 2004, respectively. For the six months ended June 30, 2004 and 2005, the Company recorded stock-based compensation

RITZ INTERACTIVE, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
(all information with respect to June 30, 2004 and 2005 is unaudited)
expense of $94,000 and $412,000, respectively. On April 22, 2005, the Company amended this option agreement to immediately vest the remaining unvested shares under this agreement.
          In December 2003, the Company entered into an agreement with Greg Norman Interactive, LLC (“GNI”). One of the Company’s Directors is the Chairman and Chief Executive Officer of GNI’s parent company. Under this agreement, the Company operates and promotes certain websites for GNI, over which the Company sells products provided by GNI. This agreement provides that the Company will pay GNI a fixed percentage of the net merchandise sales generated by the GNI websites. The Company has made payments to GNI of $8,000 and $71,000 for the years ended December 31, 2003 and 2004, respectively. For the six months ended June 30, 2004 and 2005, the Company paid GNI $32,000 and $33,000, respectively.

(11)	Employee Benefit Plan
          The Company sponsors a 401(k) Profit Sharing Plan (the “Profit Sharing Plan”), which covers all eligible employees. The Profit Sharing Plan is a qualified defined contribution plan in which all eligible employees may elect to have a percentage of their pretax compensation contributed to the Profit Sharing Plan, subject to certain guidelines by the Internal Revenue Service. The Company can match contributions made by participating employees based on a percentage of what they contribute to the Profit Sharing Plan per pay-period. The Company made matching contributions to the Profit Sharing Plan of $22,000 in both the years ended December 31, 2002 and 2003 and $24,000 for the year ended December 31, 2004. For the six months ended June 30, 2004 and 2005, the Company made matching contributions to the Profit Sharing Plan of $14,000 and $13,000, respectively.

(12)	Subsequent Events
          As of April 6, 2005, AOL, the sole holder of the Company’s outstanding shares of Series A Stock, had the right to sell its shares of Series A Stock back to the Company for the amount of the original issuance price for such shares (see also Note 7). On May 27, 2005, the Company entered into a securities purchase agreement with AOL, pursuant to which the Company repurchased all of the 1,495,294 outstanding shares of the Series A Stock from AOL by issuing AOL a promissory note in the original principal amount of $10,004,000. The note is due the earlier of the closing of a public offering by the Company of its common stock, a change in control of the Company (as defined therein) or December 31, 2006. This note accrues interest at the rate of 6% per annum, which is payable monthly. This note contains certain negative and affirmative covenants. At June 30, 2005, the Company was not in compliance with an affirmative covenant related to the requirement to provide audited December 31, 2004 financial statements for its fiscal year ended December 31, 2004 on or before June 30, 2005. The Company obtained a waiver from AOL, effective as of August 1, 2005, related to this covenant violation.
          On July 29, 2005, the Company granted options to employees to acquire 540,000 shares of the Company’s common stock at an exercise price of $1.30 per share, which represented the fair market value of the Company’s common stock as of such date as determined by the Company’s board of directors. Vesting on these options varies from immediate vesting to annual vesting over a three-year period.

                             Shares
Ritz Interactive, Inc.
Common Stock

PROSPECTUS

Roth Capital Partners
Through and including                      ,           , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
          Unless otherwise defined, all capitalized terms contained in this Part II shall have the meaning described to them in the prospectus, which forms a part of this Registration Statement. Ritz Interactive, Inc. is sometimes referred to in this Part II as the “Registrant.”

Item 13.	Other Expenses of Issuance and Distribution
          The following table sets forth the various costs and expenses, other than underwriting discounts and commissions, to be paid by the Registrant in connection with the sale of the common stock being registered. All of the amounts shown are estimates, except for the SEC registration fee and the NASD filing fee.

Amount
Item	to be Paid

SEC registration fee	$4,061
NASD filing fee	3,950
Nasdaq National Market initial listing fee	*
Legal fees and expenses	*
Accounting fees and expenses	*
Printing and engraving expenses	*
Blue Sky qualification fees and expenses (including legal fees)	*
Transfer agent and registration fees	*
Miscellaneous fees and expenses	*

Total	$

*	To be filed by amendment

Item 14.	Indemnification of Directors and Officers
          Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”). Our amended and restated certificate of incorporation and our amended and restated bylaws provide for indemnification of our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. In addition, we have entered into indemnification agreements with each of our directors and officers that give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our amended and restated certificate of incorporation and to provide additional procedural protections. In addition, pursuant to our endorsement agreement with Mr. Norman, we have agreed to indemnify him for losses he may suffer under that agreement. We also intend to enter into indemnification agreements with any new directors and officers in the future. We maintain an insurance policy covering our directors and officers with respect to specified liabilities, including liabilities arising under the Securities Act, or otherwise.
          The underwriting agreement, a form of which will be filed as Exhibit 1.1 to this registration statement, will provide that the underwriters are obligated, under certain circumstances, to provide indemnification to us and our officers, directors and employees for certain liabilities, including liabilities arising under the Securities Act or otherwise.

          Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere in the prospectus:

	Exhibit
Document	Number

Underwriting Agreement	1.1	*
Amended and Restated Certificate of Incorporation	3.1	*
Amended and Restated Bylaws	3.2	*
Form of Indemnification Agreement	10.1
Endorsement Agreement	10.10

*	To be filed by amendment

Item 15.	Recent Sales of Unregistered Securities
          Since January 1, 2002, we have sold or issued the common stock listed below without registration under the Securities Act.

1. On August 5, 2004, we issued 100,000 shares of our common stock to eAngler, Inc. as partial consideration for the purchase of certain assets of eAngler. The sale and issuance of these securities were determined to be exempt from registration under the Securities Act in reliance on Section 4(2) of such Act or Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering, where the purchasers were either accredited or sophisticated and represented their intention to acquire securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof, and where the purchasers received or had access to adequate information about us.

2. Between January 1, 2002 and July 31, 2005, we granted options to purchase an aggregate of 5,431,301 shares of our common stock to our employees, consultants, directors and officers under our 1999 Stock Option Plan at exercise prices ranging from $0.04 to $6.70 per share. Of the options granted, as of July 31, 2005, options to purchase an aggregate of 3,310,000 shares remain outstanding, options to purchase an aggregate of 75,000 shares of our common stock were exercised for an aggregate purchase price of $43,000 and options to purchase an aggregate of 2,046,301 shares have been cancelled and returned to the option plan pool. The sale and issuance of these securities were determined to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under the Securities Act in that the securities were offered and sold either pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation.
          The sales of these securities were made without general solicitation or advertising. No underwriters were involved in connection with the sale of securities referred to in this Item 15.

Item 16.	Exhibits and Financial Statement Schedules

Exhibit No.		Description

1	.1*	Underwriting Agreement
3	.1*	Amended and Restated Certificate of Incorporation
3	.2*	Amended and Restated Bylaws
4	.1*	Specimen common stock certificate
5	.1*	Opinion of O’Melveny & Myers LLP

Exhibit No.		Description

10.1		Form of Indemnification Agreement entered into by the Registrant and its officers and directors
10	.2+	1999 Stock Option Plan
10	.3+*	2005 Performance Incentive Plan
10	.4+*	Form of Stock Option Agreement under the 2005 Performance Incentive Plan
10	.5†	Second Amended and Restated Agreement, dated August 1, 2005, by and between Ritz Camera Centers, Inc. and the Registrant
10.6		Perpetual License Agreement, dated August 1, 2005, by and between Ritz Camera Centers, Inc. and the Registrant
10.7		Ancillary Services Agreement, dated August 1, 2005, by and between Ritz Camera Centers, Inc. and the Registrant
10.8		Amended and Restated Lease Agreement, dated January 1, 2005, by and between Ritz Camera Centers, Inc. and the Registrant
10.9		Technical Services/E-Commerce Agreement, dated December 1, 2003, by and between Greg Norman Interactive, LLC and the Registrant
10.10		Endorsement Agreement, dated December 1, 2003, by and between Greg Norman and the Registrant
10	.11+	Letter Agreement, dated August 1, 2005, by and between Fred H. Lerner and the Registrant
10	.12+	Letter Agreement, dated August 1, 2005, by and between Scott F. Neamand and the Registrant
10	.13+	Letter Agreement, dated August 1, 2005, by and between Andre Brysha and the Registrant
10	.14+	Letter Agreement, dated August 1, 2005, by and between Peter Tahmin and the Registrant
10	.15+	Director Compensation Summary
10.16		Standard Form Office Lease, dated March 5, 1999, by and between EOP-2010 Irvine, L.L.C. and the Registrant, as amended
10.17		Sublease Agreement, dated December 3, 2004, by and between PeopleSoft USA, Inc. and the Registrant
10.18		Securities Purchase Agreement, dated May 27, 2005, between America Online, Inc. and the Registrant
10.19		Promissory Note, dated May 27, 2005, made by the Registrant in favor of America Online, Inc.
16.1		Letter from KPMG
23.1		Consent of Grant Thornton LLP
23	.2*	Consent of O’Melveny & Myers LLP (included in Exhibit 5.1)
24.1		Power of Attorney (see page II-5 of the Registration Statement)

*	To be filed by amendment

†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the registration statement and submitted separately to the SEC.

+	Indicates management contract or compensatory plan

Item 17.	Undertakings
          The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
          The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933 the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933 each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
          Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, California, on this 9th day of September, 2005.

Ritz Interactive, Inc.

By:	/s/ Fred H. Lerner

Fred H. Lerner,
President and Chief Executive Officer
POWER OF ATTORNEY
          We, the undersigned directors and/or officers of Ritz Interactive, Inc., hereby severally constitute and appoint Fred H. Lerner and Scott F. Neamand, and each of them individually, with full powers of substitution and resubstitution, our true and lawful attorneys, with full powers to them and each of them to sign for us, in our names and in the capacities indicated below, the registration statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”), and any and all amendments to said registration statement (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933 in connection with the registration under the Securities Act of 1933 of the registrant’s equity securities, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title(s)	Date

/s/ Fred H. Lerner Fred H. Lerner	President, Chief Executive Officer and Director (Principal Executive Officer)	September 9, 2005

/s/ Scott F. Neamand Scott F. Neamand	Executive Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	September 9, 2005

/s/ David M. Ritz David M. Ritz	Chairman of the Board	September 9, 2005

/s/ James Joaquin James Joaquin	Director	September 9, 2005

/s/ Gary L. Kramer Gary L. Kramer	Director	September 9, 2005

/s/ Oscar B. Marx III Oscar B. Marx III	Director	September 9, 2005

/s/ Wade R. Mayberry Wade R. Mayberry	Director	September 9, 2005

/s/ Thomas E. McGrath, Jr. Thomas E. McGrath, Jr.	Director	September 9, 2005

/s/ Gregory J. Norman Gregory J. Norman	Director	September 9, 2005

/s/ William A. Roskin William A. Roskin	Director	September 9, 2005

EXHIBIT INDEX

Exhibit No.		Description

1	.1*	Underwriting Agreement

3	.1*	Amended and Restated Certificate of Incorporation

3	.2*	Amended and Restated Bylaws

4	.1*	Specimen common stock certificate

5	.1*	Opinion of O’Melveny & Myers LLP

10.1		Form of Indemnification Agreement entered into by the Registrant and its officers and directors

10	.2+	1999 Stock Option Plan

10	.3+*	2005 Performance Incentive Plan

10	.4+*	Form of Stock Option Agreement under the 2005 Performance Incentive Plan

10	.5†	Second Amended and Restated Agreement, dated August 1, 2005, by and between Ritz Camera Centers, Inc. and the Registrant

10.6		Perpetual License Agreement, dated August 1, 2005, by and between Ritz Camera Centers, Inc. and the Registrant

10.7		Ancillary Services Agreement, dated August 1, 2005, by and between Ritz Camera Centers, Inc. and the Registrant

10.8		Amended and Restated Lease Agreement, dated January 1, 2005, by and between Ritz Camera Centers, Inc. and the Registrant

10.9		Technical Services/ E-Commerce Agreement, dated December 1, 2003, by and between Greg Norman Interactive, LLC and the Registrant

10.10		Endorsement Agreement, dated December 1, 2003, by and between Greg Norman and the Registrant

10	.11+	Letter Agreement, dated August 1, 2005, by and between Fred H. Lerner and the Registrant

10	.12+	Letter Agreement, dated August 1, 2005, by and between Scott F. Neamand and the Registrant

10	.13+	Letter Agreement, dated August 1, 2005, by and between Andre Brysha and the Registrant

10	.14+	Letter Agreement, dated August 1, 2005, by and between Peter Tahmin and the Registrant

10	.15+	Director Compensation Summary

10.16		Standard Form Office Lease, dated March 5, 1999, by and between EOP-2010 Irvine, L.L.C. and the Registrant, as amended

10.17		Sublease Agreement, dated December 3, 2004, by and between PeopleSoft USA, Inc. and the Registrant

Exhibit No.		Description

10.18		Securities Purchase Agreement, dated May 27, 2005, between America Online, Inc. and the Registrant

10.19		Promissory Note, dated May 27, 2005, made by the Registrant in favor of America Online, Inc.

16.1		Letter from KPMG

23.1		Consent of Grant Thornton LLP

23	.2*	Consent of O’Melveny & Myers LLP (included in Exhibit 5.1)

24.1		Power of Attorney (see page II-5 of the Registration Statement)

*	To be filed by amendment.

†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the registration statement and submitted separately to the SEC.

+	Indicates management contract or compensatory plan.